SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the three month periods ended on September 30, 2015 and on June 30, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015 and for the three-month periods ended September 30, 2015 and 2014

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 73, beginning on July 1st, 2015.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 372,112,411 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 64.3%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of September 30, 2015 and June 30, 2015

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2015	06.30.2015
ASSETS
Non- Current Assets
Investment properties	10	3,466,949	3,490,077
Property, plant and equipment	11	242,428	243,134
Trading properties	12	122,074	128,104
Intangible assets	13	126,495	127,409
Investments in associates and joint ventures	8,9	2,771,407	3,172,549
Deferred income tax assets	25	52,637	52,810
Income tax and minimum presumed income tax ("MPIT") credit		108,670	108,522
Trade and other receivables	17	140,872	115,141
Investments in financial assets	18	600,221	702,503
Derivative financial instruments	19	323,637	206,407
Total Non-Current Assets		7,955,390	8,346,656
Current Assets
Trading properties	12	4,088	3,300
Inventories	14	22,675	22,770
Restricted assets	16	9,771	9,424
Income tax and minimum presumed income tax ("MPIT") credit		16,854	19,009
Trade and other receivables	17	1,194,658	1,142,567
Investments in financial assets	18	712,099	295,409
Derivative financial instruments	19	35,955	29,158
Cash and cash equivalents	20	698,216	375,180
Total Current Assets		2,694,316	1,896,817
TOTAL ASSETS		10,649,706	10,243,473
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		574,874	574,451
Treasury stock		3,802	4,225
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Additional paid-in capital from treasury stock		10,733	7,233
Cost of treasury stock		(30,130)	(33,729)
Changes in non-controlling interest		(14,258)	(5,659)
Reserve for share-based compensation	33	61,055	63,824
Legal reserve		116,840	116,840
Special reserve		3,824	3,824
Cumulative translation adjustment		341,062	305,852
Retained earnings		245,248	520,940
Total capital and reserves attributable to equity holders of the parent		2,229,502	2,474,253
Non-controlling interest		351,828	396,913
TOTAL SHAREHOLDERS’ EQUITY		2,581,330	2,871,166
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	263,138	254,628
Borrowings	24	4,289,470	3,736,028
Derivative financial instruments	19	264,098	263,969
Deferred income tax liabilities	25	98,871	51,440
Salaries and social security liabilities	22	2,215	2,220
Provisions	23	396,967	374,121
Income tax and minimum presumed income tax ("MPIT") liabilities	25	59,896	-
Total Non-Current Liabilities		5,374,655	4,682,406
Current Liabilities
Trade and other payables	21	964,287	895,996
Borrowings	24	1,294,246	1,247,796
Derivative financial instruments	19	238,909	236,611
Salaries and social security liabilities	22	73,257	122,606
Provisions	23	51,875	51,512
Income tax and minimum presumed income tax ("MPIT") liabilities	25	71,147	135,380
Total Current Liabilities		2,693,721	2,689,901
TOTAL LIABILITIES		8,068,376	7,372,307
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		10,649,706	10,243,473

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income

     for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2015	09.30.2014
Income from sales, rents and services	27	713,549	588,647
Income from expenses and collective promotion fund (“FPC”)	27	254,941	201,422
Costs	28	(435,134)	(353,494)
Gross Profit		533,356	436,575
Gain from disposal of investment properties	10	389,815	317,486
General and administrative expenses	29	(131,086)	(79,389)
Selling expenses	29	(54,963)	(37,422)
Other operating results, net	31	(13,098)	2,818
Profit from operations		724,024	640,068
Share of loss of associates and joint ventures	8,9	(491,412)	(111,650)
Profit before financial results and income tax		232,612	528,418
Finance income	32	46,399	23,825
Finance costs	32	(334,312)	(327,126)
Other financial results	32	(148,397)	87,013
Financial results, net	32	(436,310)	(216,288)
(Loss) / Profit before income tax		(203,698)	312,130
Income tax	25	(112,269)	(176,331)
(Loss) / Profit for the period		(315,967)	135,799

Attributable to:
Equity holders of the parent		(275,692)	3,258
Non-controlling interest		(40,275)	132,541

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(0.48)	0.01
Diluted		(0.48)	0.01

                The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income

     for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	09.30.2015	09.30.2014
(Loss) / Profit for the period	(315,967)	135,799
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	35,873	45,063
Other comprehensive income for the period (i)	35,873	45,063
Total comprehensive (loss) / income for the period	(280,094)	180,862

Attributable to:
Equity holders of the parent	(240,482)	39,914
Non-controlling interest	(39,612)	140,948

(i)   Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Additional paid-in capital from treasury stock	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders´ equity
Balance at July 1st, 2015	574,451	4,225	123,329	793,123	7,233	(33,729)	(5,659)	63,824	116,840	3,824	305,852	520,940	2,474,253	396,913	2,871,166
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(275,692)	(275,692)	(40,275)	(315,967)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	35,210	-	35,210	663	35,873
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	-	-	35,210	(275,692)	(240,482)	(39,612)	(280,094)
Reserve for share-based compensation	-	-	-	-	-	-	-	4,330	-	-	-	-	4,330	-	4,330
Share-based compensation plan cancellations	423	(423)	-	-	3,500	3,599	-	(7,099)	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(8,599)	-	-	-	-	-	(8,599)	(879)	(9,478)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,499)	(4,499)
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(95)	(95)
Balance at September 30, 2015	574,874	3,802	123,329	793,123	10,733	(30,130)	(14,258)	61,055	116,840	3,824	341,062	245,248	2,229,502	351,828	2,581,330

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

(1)       Related to CNV General Resolution N° 609/12. See Note 26.

(2)       Includes Ps. 811 of Inflation adjustment treasury stock. See Note 26.

. Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance at July 1st, 2014	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244	548,352	2,556,596
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	3,258	3,258	132,541	135,799
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	36,656	-	36,656	8,407	45,063
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	36,656	3,258	39,914	140,948	180,862
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	10,064	-	-	-	-	-	10,064	-	10,064
Capital distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,786)	(3,786)
Changes in non-controlling interest	-	-	-	-	-	4,904	-	-	-	-	-	-	4,904	(5,998)	(1,094)
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	275	275
Balance at September 30, 2014	573,771	4,905	123,329	793,123	(37,906)	(16,904)	63,299	116,840	375,487	413,206	435,587	(781,611)	2,063,126	679,791	2,742,917

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

(3)   Related to CNV General Resolution N° 609/12. See Note 26.

(4)   Includes Ps. 1,045 of Inflation adjustment treasury stock. See Note 26.

. Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2015	09.30.2014
Operating activities:
Cash generated by operations before income tax paid	20	441,137	306,855
Income tax and Minimum Presumed Income tax paid		(66,995)	(54,761)
Net cash generated by operating activities		374,142	252,094
Investing activities:
Capital contributions in associates and joint ventures	8.9	(34,329)	(3,280)
Purchases of associates and joint ventures	8.9	-	(268,975)
Purchases of investment properties	10	(46,780)	(228,662)
Proceeds from sale of investment properties		387,557	1,507,060
Purchases of property, plant and equipment	11	(5,723)	(11,685)
Purchases of intangible assets	13	(24)	(383)
Purchase of investments in financial assets		(1,283,245)	(309,178)
Proceeds from sale of investments in financial assets		699,564	361,080
Proceeds from sale of equity interest in associates and joint ventures		-	19,139
Interest received from financial assets		702	3,175
Loans granted to associates and joint ventures		-	49
Dividends received		-	290
Net cash (used in) generated by investing activities		(282,278)	1,068,630
Financing activities:
Proceeds from borrowings		531,437	327,819
Payments of borrowings		(226,217)	(684,650)
Payment of non-convertible notes		(95,636)	-
Payment of financial leasing		(800)	(592)
Dividends paid		(42,773)	(48,055)
Acquisition of non-controlling interest in subsidiaries		(8,599)	(1,094)
Capital contribution of non-controlling interest		-	275
Capital distribution to non-controlling interest		-	(3,786)
Dividends paid to non-controlling interest		(5,473)	-
Interest paid		(206,024)	(192,204)
Loans from associates and joint ventures, net		-	13,009
Repurchase of non-convertible notes		(120,803)	-
Payment of seller financing of shares		-	(105,861)
Issuance of non-convertible notes		403,051	-
Payments related to derivative financial instruments		(14,032)	(16,213)
Net cash generated by (used in) financing activities		214,131	(711,352)
Net Increase in cash and cash equivalents		305,995	609,372
Cash and cash equivalents at beginning of year	20	375,180	609,907
Foreign exchange gain on cash and cash equivalents		17,041	26,217
Cash and cash equivalents at end of period		698,216	1,245,496

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company”, “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of September 30, 2015, the Group operates in six business segments. See Note 6 to the Consolidated Financial Statements as of June 30, 2015 for a description of such segments.

The group’s real estate business operations are conducted primarily through IRSA and its principally subsidiary, IRSA Propiedades Comerciales S.A. (“IRSA CP”). Through IRSA CP and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market through Dolphin Fund Ltd. (“DFL”) and Dolphin Netherlands B.V. (“DN B.V.” and together with DFL “Dolphin”), in IDB Development Corporation Ltd. (“IDBD”) (an Israeli Company), of an initial interest of 26.65%. During fiscal year ended June 30, 2015, the Group continued investing in IDBD, increasing its indirect interest as of June 30, 2015, to 49%. During the three-month-period ended on September 30, 2015 the Group did not invest further in the company. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or participating in companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD is listed in Tel Aviv Stock Exchange (“TASE”) since May, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information (Continued)

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.99% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 43.15% interest in Tarshop S.A (“Tarshop”), which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). IRSA CP shares are listed and traded on both the BASE and the NASDAQ.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issue by the Board of Directors on November 11, 2015.

2.             Summary of significant accounting policies

2.1         Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

a)     Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements, as admitted by the International Financial Reporting Standard (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Group as of June 30, 2015 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2015 and 2014 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2015 and 2014 results do not necessarily reflect the proportion of the Group’s full-year results.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.2.      Accounting policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2015. The principal accounting policies are described in Note 2 of the Consolidated Financial Statements for the year ended June 30, 2015.

2.3.         Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2015, save for changes in accrued income tax, provision for legal claims, provision for Directors' fees, allowance for bad debts and accrued supplementary rental.

Additionally, to estimate the market value of its investment in IDBD, in this  period the Group chose to stop considering the listed price (Level 1 valuation) and to adopt a valuation model based on unobservable variables (Level 3 valuation), as a result of the circumstances described in Note 15.

2.4.         Comparative Information

Balance items as of June 30, 2015 and September 30, 2014 shown in these financial statements for comparative purposes arise from the Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

3.            Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.             Acquisitions, dispositions, transactions and/or authorization pending approval

4.1.         Acquisition and disposals

For the three-month period ended September 30, 2015

Sale of investment properties

On July 10, 2015, the Group through IRSA signed the transfer deed for the sale of the 16th floor of Maipú 1300 building. The transaction Price was set at US$ 1.5 million. Such transaction generated a gain before tax of approximately Ps. 12.3 million.

On July 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 4th floor of Maipú 1300 building. The transaction Price was set at Ps. 21.7 million. Such transaction generated a gain before tax of approximately Ps. 20.0 million.

On July 31, 2015, the Group through IRSA signed the transfer deed for the sale of the 18th floor of    Maipú 1300 building. The transaction Price was set at US$ 1.6 million. Such transaction generated a gain before tax of approximately Ps. 12.9 million.

On August 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 3rd floor of Maipú 1300 building. The transaction Price was set at US$ 1.5 million. Such transaction generated a gain before tax of approximately Ps. 11.9 million.

On September 3, 2015, the Group, through IRSA sold the lands of “Isla Sirgadero”, located in Santa Fe Province. The transaction Price was set at US$ 4.0 million. Such transaction generated a gain before tax of approximately Ps. 32.6 million.

On September 10, 2015, the Group through IRSA CP, transferred 5,963 square meters corresponding to seven offices floors, 56 parking units and 3 storage units of Intercontinental Plaza Building. The transaction price was set at Ps. 324.5 million, which has already been fully paid. Gross profit of this operation amounted to Ps. 300.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

All sales mentioned above led to a combined profit for the Group of Ps. 389.8 million, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

Investment in IDBD

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel, controlled by Mordechay Ben Moshé (hereinafter, “ETH”), an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”), with its creditors (the “Arrangement”). Under the terms of the agreement entered into between Dolphin and E.T.H.M.B.M. Extra Holdings Ltd., a company controlled by Mordechay Ben Moshé, to which Dolphin and ETH agreed to (the “Shareholders' Agreement”), Dolphin jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The initial total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. During fiscal year 2015 Dolphin continued investing in IDBD and as of June 30, 2015, the IRSA's indirect equity interest in IDBD amounted to approximately 49%.

On August 27, 2015, DIC published a rights offering memorandum according to the Proposal to IDBD and DIC (see on this regard note 9 “Interest in associates” accompanying these financial statements) and on September 6, 2015 issued right for every 1000 shares of DIC, which would be exercised automatically and cost-free on the same day for 224 Series 3 warrants, 204 Series 4 warrants, 204 Series 5 warrants and 204 Series 6 warrants, each. Each DIC warrant is convertible to 1 share of DIC and has the following characteristics:

-  Series 3 warrants are exercisable at NIS 6.54 and mature on December 21, 2015;

-  Series 4 warrants are exercisable at NIS 7.183 and mature on December 21, 2016;

-  Series 5 warrants mature on December 21, 2017. The exercise price is NIS 7.183 until December 20, 2016, and NIS 7.836 thereafter.

-  Series 6 warrants mature on December 21, 2018. The exercise price is NIS 7.183 until December 20, 2016, and NIS 8.489 thereafter.

Pursuant to the above said, on September 6, 2015 Dolphin received 91,163 warrants Series 3 and 83,023 warrants Series 4, 5 and 6 from DIC.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.         Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

As a result of the transactions described above, as of September 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,998,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. Additionally, on September 30, 2015, Dolphin held 406,978 shares of DIC, 91,163 Series 3 warrants and 83,023 Series 4, 5 and 6 warrants of DIC, accounting for a direct equity interest of 0.48%.

As of September 30, 2015, IDBD’s Board of Directors consists of nine members, three of whom have been designated by Dolphin, Eduardo Sergio Elsztain (President), Roni Bar-On (on July 7 Roni Bar- On replaced Alejandro Gustavo Elsztain) and Saúl Zang.

During February and March 2015 Dolphin and ETH initiate an exchange of letters mainly in relation to claims from ETH in connection with the Rights Offering and ETH’s claim demanding a pro rata acquisition of the shares in IDBD owned by Dolphin and subscribed for under the Rights Offering and all the shares acquired thereafter by IFISA asserting in the latter case the rights under the Shareholders’ Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 (the “Preliminary Hearing”) arbitration proceedings were initiated in English language, in Tel Aviv, and the Israeli law applies thereto.

The arbitration proceedings are intended to settle the issues referred to above, and application and interpretation of certain clauses of the Shareholders' Agreement.

In addition, during such Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes. Appointment of an arbitrator was approved and, as a result, any applicable statutory terms began running thereafter.

On May 28, 2015, before the filing of the arbitration claim, ETH made a preliminary petition to the arbiter that triggered application of the Buy Me Buy You (“BMBY”) clause, which establishes that each party to the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders’ Agreement. In such petition, ETH further added that the purchaser thereunder would be required to assume all obligations of seller under the Arrangement.

In addition, on June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares in IDBD held by ETH, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that ETH’s interpretation of such mechanism was erroneous.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.            Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to determine, first, who is the purchaser under the BMBY clause, and whether such party will be under the obligation to assume all the obligations of seller under the Arrangement.

For such purposes, the arbiter decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional petitions or claims.

Moreover, on June 28 and 30, 2015 ETH filed a motion with the arbiter requesting an injunction preventing changes in IDBD’s current Board of Director’s composition at IDBD’s annual shareholders’ meeting held on July 7, 2015.

On July 6, 2015, the arbiter granted such injunction as requested by ETH, for which reason Dolphin appointed only 3 directors for the next meeting and could appoint such number of directors until the arbiter issues a final decision about who is the purchaser under the BMBY process.

On September 24, 2015 the arbitrator issued its award, which provided that: (i) Dolphin and IFISA are entitled to act as buyers in the BMBY process, and ETH should sell IDBD shares held by it (92,665,929 shares) at a NIS price of 1.64 per share; (ii) the buyer must fulfill all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers and the obligation to engage in capital increases; (iii) the buyer must pledge in favor of the Arrangement Trustees the shares that seller had pledged to them; (iii) the parties will have 16 days to complete the BMBY process from the time of notice of this award.

As Dolphin is a subsidiary that qualifies as a VCO in accordance with the IAS 28 exemption referred to in Note 2.3 (d) to the Consolidated Financial Statements for the fiscal year ended June 30, 2015, the Company has recorded its interest in IDBD at fair value with changes in the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.         Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Changes in non-controlling interest

IRSA CP

During the tree-month period ended September 30, 2015, the Group acquired 115,643 shares of IRSA CP for an amount of Ps. 3.1 million (14,501 were acquired by IRSA and the remaining 101.592 by the subsidiary Tyrus). As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 9.5 million. The equity interest in IRSA CP as of September 30, 2015 amounts to 95.90%. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps.
Carrying value of non-controlling interest	879
Price paid for the non-controlling interest	(9,478)
Reserve recognized in the Shareholders’ equity	(8,599)

5.         Financial risk management and fair value estimates

5.1       Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Group since year end.

5.2        Fair value estimates

Since June 30, 2015 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been certain transfers between the different hierarchies used to assess the fair value of the Group's financial instruments, which are described in Note 15.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the Group’s Executive Committee (Chief Operating Decision Maker, “CODM”), without prejudice of the powers and responsibilities of the management body, that is the Board of Directors, in deciding how to allocate resources and in assessing performance. The Executive Committee evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the Executive Committee and subsequently informed for these purposes to the top management body that is the Group's Board of Directors. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•       The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments;

•       The absolute amount of its reported profit or loss is ten percent or more, in absolute amount, of the greater of:

o   the combined reported profit of all operating segments that do not report a loss; and

o   the combined reported loss of all operating segments that report a loss.

•       Its assets are ten percent or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds may be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments may be aggregated in the “Other segments” column.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group operates in an area of “Investment and Development Properties business” which comprises the following segments:

•       The “Shopping Centers” segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.

•       The “Offices and others” segment includes the operating results of the Group’s lease revenues of office and other rental space and other service revenues related to the office activities.

•       The “Sales and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

•       The "Hotel" segment includes the operating results of the Group’s hotels mainly comprised of room, catering and restaurant revenues.

•       The “International” segment includes profit or loss on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value.

•       The “Financial operations and others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario S.A. and Tarshop S.A., and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA CP). Furthermore, the e-commerce activities conducted through the associate Avenida Inc. were also included until the first quarter of the fiscal year ended June 30, 2015. This investment began to be considered a financial asset as from the second quarter of the mentioned year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Under this method, each reported asset contains the Group’s proportionate share in the same asset class in these joint ventures. As an example, the amount of investment properties reported to the Executive Board includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of joint ventures. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of La Rural S.A..

The following asset categories are reviewed by the Group’s Executive Board: investment properties, property, plant and equipment; trading properties, goodwill, rights to receive future units through barter agreements, inventories, investment in associates and investment in EHSA joint venture. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. Mainly, the Group’s offices and other rental properties are also located in Argentina. Properties of the Group located in United States, are disclosed in column "International". The Group’s hotels are located in Argentina and United States. The Group’s trading properties are located in Argentina and Uruguay.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

In the last quarter of the fiscal year ended June 30, 2015, the Group has changed the presentation of the Statements of income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) from the Statements of income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses). These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income. The amounts corresponding to prior fiscal years have been retroactively adjusted to reflect these changes in segment information.

In addition, in the last quarter of the fiscal year ended June 30, 2015, the Group has modified how it presents the gain/loss on the sale of investment property in segment information, which is revised by CODM. The information revised by CODM includes the gain/loss on the sale of investment properties within sales and development segment, regardless of the segment where the property would have been originally located. These modifications affected the segments of sales and developments and international.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2015:

	September 30, 2015
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	532,779	75,149	2,526	110,769	-	28	721,251
Costs	(79,119)	(13,616)	(5,406)	(81,563)	-	(32)	(179,736)
Gross Profit / (Loss)	453,660	61,533	(2,880)	29,206	-	(4)	541,515
Gain from disposal of investment properties	-	-	389,815	-	-	-	389,815
General and administrative expenses	(37,399)	(12,000)	(28,503)	(21,603)	(32,849)	-	(132,354)
Selling expenses	(31,813)	(4,542)	(4,855)	(14,106)	-	(123)	(55,439)
Other operating results, net	(6,554)	(1,275)	(3,581)	(358)	(644)	(520)	(12,932)
Profit / (Loss) from operations	377,894	43,716	349,996	(6,861)	(33,493)	(647)	730,605
Share of profit / (loss) of associates and joint ventures	-	(1,395)	3,126	-	(562,760)	67,820	(493,209)
Segment Profit / (Loss)	377,894	42,321	353,122	(6,861)	(596,253)	67,173	237,396
Investment properties	2,332,514	921,952	335,723	-	-	-	3,590,189
Property, plant and equipment	48,570	18,489	1,384	163,831	1,267	-	233,541
Trading properties	-	-	128,662	-	-	-	128,662
Goodwill	6,804	3,911	-	-	-	-	10,715
Right to receive future units under barter agreements	-	-	90,486	-	-	-	90,486
Inventories	15,537	-	493	7,011	-	-	23,041
Investments in associates and joint ventures	-	19,353	59,680	-	1,038,502	1,482,660	2,600,195
Operating assets	2,403,425	963,705	616,428	170,842	1,039,769	1,482,660	6,676,829

(i)    The Group’s revenues are entirely originated in Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2014:

	September 30, 2014
	Shopping centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	387,675	81,024	4,804	96,827	25,873	55	596,258
Costs	(66,107)	(10,168)	(3,335)	(66,291)	(7,121)	(74)	(153,096)
Gross Profit	321,568	70,856	1,469	30,536	18,752	(19)	443,162
Gain from disposal of investment properties	-	-	317,486	-	-	-	317,486
General and administrative expenses	(25,938)	(11,289)	(10,070)	(17,289)	(15,701)	-	(80,287)
Selling expenses	(18,939)	(3,981)	(1,922)	(13,092)	-	(118)	(38,052)
Other operating results, net	(2,874)	(1,397)	(756)	(335)	(249)	8,559	2,948
Profit / (Loss) from operations	273,817	54,189	306,207	(180)	2,802	8,422	645,257
Share of profit / (loss) of associates and joint ventures	-	4,619	1,296	345	(183,674)	59,706	(117,708)
Segment profit / (loss) before Financing and Taxation	273,817	58,808	307,503	165	(180,872)	68,128	527,549
Investment properties	2,249,256	798,099	584,374	-	-	-	3,631,729
Property, plant and equipment	26,836	30,041	3,840	163,987	1,453	-	226,157
Trading properties	-	-	135,619	-	-	-	135,619
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	12,100	-	618	5,711	-	-	18,429
Investments in associates and joint ventures	-	27,868	39,585	22,474	763,443	1,314,317	2,167,687
Operating assets	2,299,123	865,400	839,849	192,172	764,896	1,314,317	6,275,757

(i)    From all of the Group’s revenues, Ps. 570 millions are originated in Argentina and Ps. 26 million in United States.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	September 30, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and FPC	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues from sales, rents and services	721,251	(7,178)	-	(524)	713,549
Income from expenses and FPC	-	-	255,174	(233)	254,941
Costs	(179,736)	3,694	(259,107)	15	(435,134)
Gross profit	541,515	(3,484)	(3,933)	(742)	533,356
Gain from disposal of investment properties	389,815	-	-	-	389,815
General and administrative expenses	(132,354)	291	-	977	(131,086)
Selling expenses	(55,439)	363	-	113	(54,963)
Other operating results, net	(12,932)	182	-	(348)	(13,098)
Profit from operations	730,605	(2,648)	(3,933)	-	724,024
Share of (loss) / profit of associates and joint ventures	(493,209)	1,797	-	-	(491,412)
Net segment profit / (loss) before financing and taxation	237,396	(851)	(3,933)	-	232,612

	September 30, 2014
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and FPC	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues from sales, rents and services	596,258	(5,804)	-	(1,807)	588,647
Income from expenses and FPC	-	-	201,422	-	201,422
Costs	(153,096)	2,533	(204,300)	1,369	(353,494)
Gross profit	443,162	(3,271)	(2,878)	(438)	436,575
Gain from disposal of investment properties	317,486	-	-	-	317,486
General and administrative expenses	(80,287)	228	-	670	(79,389)
Selling expenses	(38,052)	522	-	108	(37,422)
Other operating results, net	2,948	210	-	(340)	2,818
Profit from operations	645,257	(2,311)	(2,878)	-	640,068
Share of (loss) / profit of associates	(117,708)	6,058	-	-	(111,650)
Net segment profit / (loss) before financing and taxation	527,549	3,747	(2,878)	-	528,418

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position.

	September 30, 2015	September 30, 2014
Total Assets per segment based on segment information	6,686,355	6,275,757
Less:
Proportionate share in assets per segment of joint ventures (2)	(131,979)	(136,094)
Plus:
Investment in joint ventures (1)	171,211	185,982
Other non-reportable assets	3,924,119	-
Total Consolidated Assets as per Statement of financial position	10,649,706	6,325,645

(1)  Represents the proportionate equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(2)  Below is a detail of the proportionate share in assets by segment of joint ventures, included in the information reported by segment:

	September 30, 2015	September 30, 2014
Investment properties	123,240	124,509
Property, plant and equipment	639	165
Trading properties	2,500	5,889
Goodwill	5,234	5,235
Inventories	366	296
Total proportionate share in assets per segment of joint ventures	131,979	136,094

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.            Information about subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statements of financial position

	Panamerican Mall S.A. (“PAMSA”)		Dolphin Fund Ltd.
	September 30, 2015	June 30, 2015	September 30, 2015	June 30, 2015
ASSETS
Total Non-current assets	515,743	517,465	1,341,053	1,728,669
Total Current assets	333,208	487,492	330,265	329,563
TOTAL ASSETS	848,951	1,004,957	1,671,318	2,058,232
LIABILITIES
Total non-current liabilities	39,947	20,791	264,098	263,969
Total Current liabilities	99,876	309,978	298,993	294,735
TOTAL LIABILITIES	139,823	330,769	563,091	558,704
NET ASSETS	709,128	674,188	1,108,227	1,499,528

Summarized statements of income and statements of comprehensive income

	PAMSA		Dolphin Fund Ltd.
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenues	97,128	74,316	-	-
Profit / (Loss) before income tax	54,389	45,614	(439,003)	(161,643)
Income tax expense	(19,449)	(15,965)	-	-
Profit / (Loss) for the period	34,940	29,649	(439,003)	(161,643)
Other comprehensive (loss) / income	-	-	(14,318)	16,994
Total comprehensive income / (loss) for the period	34,940	29,649	(453,321)	(144,649)
Profit / (Loss) attributable to non-controlling interest	6,988	5,930	(18,068)	32,135

Summarized statement of cash flows

	PAMSA
	September 30, 2015	September 30, 2014
Net cash generated by operating activities	56,445	64,059
Net cash used in investing activities	(18,513)	(30,624)
Net cash (used in) / generated from financing activities:	(42,864)	4,823
Net (decrease) / increase in cash and cash equivalents	(4,932)	38,258
Foreign exchange gain on cash and cash equivalents	10,553	2,674
Cash and cash equivalents at beginning of period	74	44,387
Cash and cash equivalents at end of period	5,695	85,319

The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures

As of September 30, 2015 and June 30, 2015, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF, Entretenimiento Universal S.A. and EHSA. The shares in these joint ventures are not publicly traded.

Evolution of investments in joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the period /year	190,161	316,658
Capital contribution	-	8,369
Cash dividends (i)	-	(33,614)
Share of profit	403	9,608
Capital reduction (ii)	-	(110,860)
End of the period / year	190,564	190,161

(i)      During the year ended June 30, 2015, the Group cashed dividends from Cyrsa and Nuevo Puerto Santa Fe S.A. in the amount of Ps. 31.0 million and Ps. 2.6 million, respectively.

(ii)     During the year ended June 30, 2015, Cyrsa S.A. distributed to IRSA due to capital reduction in the amount of Ps. 110.9 million.

Restrictions, commitments and other matters in respect of joint ventures

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on US$ 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the CNDC´s to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed, which as of the date of these consolidated financial statements is still in process.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was paid on June 30, 2015.

Entertainment Holdings S.A.

 During November 2012, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes and as a consequence IRSA CP holds a jointly indirect interest in LRSA of 25% which operates the Exhibition Center “Predio Ferial de Buenos Aires”.

In connection with the Exhibition Center, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Exhibition Center to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the injunction timely requested by the SRA.

Neither has IRSA CP been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA CP of an equity interest in EHSA. However, if the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

On June 1, 2015, a ruling was issued in case 4573/2012 Sociedad Rural Argentina vs. National State – Executive Power on Declaratory Action, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015 the Sociedad Rural Argentina filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015 the Second Chamber decided to reject the lifting of the injunction. Against this resolution the National Government appealed Extraordinary.

Notwithstanding the above, to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, different to the mentioned above.

Puerto Retiro S.A. (“Puerto Retiro”)

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991. Tandanor is mainly engaged in ship repairs, which activity was carried out in premises with a surface of 19 hectares located near La Boca and where Syncrolift is currently installed.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

The evidence steps of the legal procedures have been completed. Puerto Retiro appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was revoked by the Criminal Cassation Court; an extraordinary remedy was filed, which was denied. Then a grievance remedy was filed with the Argentine Supreme Court, which has not yet decided on the dispute.

The Management and legal advisors of Puerto Retiro estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, given the current status of the case, we cannot predict its outcome.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

Puerto Retiro filed an answer to the complaint in due course in relation to the civil action, and filed some affirmative defenses. Tandanor requested the intervention of the National State as third party in the proceedings, which was admitted by the Court. In March 2015 both the National State and the plaintiffs answered the motion for affirmative defenses filed by the defendant. To date, no decision has been made regarding such defenses. Until the court rules on the admissibility of such affirmative defenses, we cannot predict the outcome; yet, there are some technical legal arguments that support the company’s position.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates

As of September 30, 2015 and June 30, 2015, the associates of the Group were New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Avenida Inc.

Changes in the Group’s investments in associates for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the period /year	2,619,457	1,767,165
Acquisition / Increase in equity interest in associates (see Note 4)	-	1,254,306
Capital contributions	34,329	30,938
Share of profit / (loss)	66,108	(31,469)
Currency translation adjustment	34,790	87,359
Cash dividends (ii)	-	(12,873)
Sale of equity interest (see Note 4)	-	(33,768)
Reclassification to financial instruments (see Note 4)	-	(30,089)
Net loss on investments at fair value	(557,923)	(412,112)
End of the period / year (i)	2,196,761	2,619,457

(i)    Includes Ps. (384,082) and Ps. (362,931) reflecting interests in companies with negative equity as of September 30, 2015 and June 30, 2015, respectively, which are disclosed in “Provisions” (see Note 23).

(ii)   During the year ended June 30, 2015, the Group cashed dividends from BHSA in the amount of Ps. 12.9 million.

Restrictions, commitments and other matters in respect of associates

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group’s associates under these laws have not reached the legal capped amounts.

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Tarshop S.A.

Over the past two fiscal years, the BCRA modified certain aspects of the regulatory framework of the activities carried out by Tarshop S.A. Based on these changes, our Associate is going through a business reformulation process.

In addition, during October 2014 Banco Hipotecario S.A and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings; the first tranche of such capitalization has already been made for a total amount of Ps. 110.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.             Interests in associates (Continued)

No-competition agreement for the sale of the equity interest

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop to BHSA, made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”). Metropolitan owns the building known as Lipstick Building in Manhattan.

Rigby 183 LLC

During fiscal year 2015, Rigby has received a statement of proposed audit changes from New York State relating to New York State Real Property Transfer Tax concerning a transfer of shareholdings between shareholders in November 2012 in the amount of US$ 0.5 million. In September 2015, the State of New York notified the ruling in favor of Rigby, thereby dismissing the claim made.

IDBD

Under the Agreement, Dolphin and ETH promised to participate on a joint and several basis in the capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015. As of September 30, 2015, Dolphin has contributed NIS 668.6 million in aggregate (NIS 400 million of which are creditable against its commitment) and ETH has contributed NIS 203.5 million in IDBD. In this way, Dolphin has completed its committed contributions, while IDBD is claiming from ETH, and Dolphin, under its joint and several liability, to pay the balance committed by ETH for an aggregate of NIS 196.5 million (equivalent to approximately US$ 50.1 million at the exchange rate prevailing as of September 30, 2015).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

Moreover, as part of the Arrangement, Dolphin and ETH promised jointly and severally to make Tender Offers for the purchase of IDBD’s shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 128 million at the exchange rate prevailing as of September 30, 2015), as follows: (i) by December 31, 2015 at least NIS 249.8 million for a price per share of NIS7.798 (value as of September 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of September 30, 2015, subject to adjustment). As security for the performance of the tender offers, a total of 34,130,119 shares in IDBD were pledged as of September 30, 2015. In addition, as of September 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in escrow as pledge collateral, and are expected to be soon transferred to an account not subject to pledge. As of the date, of issuance of these financial statements, the Tender Offer has not been consummated.

On May 12, 2014, IDBD’s shares became listed on the TASE. Consequently, all the shares acquired to date (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date. In this way, pursuant to the TASE’s regulations as of September 30, 2015 5,240,822 shares and 335,715 Series 3 warrants remained deposited as set forth above. The lock-up provisions will be effective up to November 12, 2015.

Additionally, Dolphin promised to inject funds in IDBD, directly or through an affiliated company, for at least NIS 256 million and up to NIS 400 million, as follows: (i) NIS 256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Payment (as such term is defined in Note 3 to the Consolidated Financial Statements for the fiscal year ended June 30, 2015), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS 144 million. The Additional Investment will be made by Dolphin or a vehicle controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD. On February 10, 2015, Dolphin subscribed a total of NIS 391.5 million, with a remaining contribution commitment of NIS 8.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

In addition, as set forth in Note 3 to the Consolidated Financial Statements as of June 30, 2015, Dolphin promised to (i) exercise the Series 4 warrants for a total amount of NIS 150 million if so requested by IDBD’s Board of Directors within 6 to 12 months of the Rights Offering date; and (ii) exercise the remaining Series 4, 5 and 6 warrants received under the Rights Offering, subject to the satisfaction of two conditions simultaneously: (a) that IDBD and its lenders reach an agreement to amend certain covenants; and (b) that a control permit over Clal is given by the Capital Markets, Insurance and Savings Commissioner of Israel.

On May 6, 2015, Dolphin submitted to IDBD's Board of Directors the following binding and irrevocable proposal, which provided, among others, that Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain), promises to make a capital injection for up to NIS 100 million in IDBD, subject to the following conditions, among others:

(a)     That IDBD make a public offering of its shares, under terms acceptable to the market and approved by IDBD’s Board of Directors, for an amount of at least NIS 100 million and not to exceed NIS 125 million, and that the offering is made between October 1, 2015 and November 15, 2015.

(b)     The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a complaint seeking the early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth in paragraph (ii); (iii) if IDBD receives capital contributions for a total amount of NIS 100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the NIS 158.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS 100 million, Dolphin’s commitment under Section 5 (c) above would be reduced accordingly; or (iv) if an adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, IDBD's Board of Directors approved the proposal.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal Sent to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS 500 million (“DIC’s Rights Offering”) (equivalent to US$ 127.4 million at the exchange rate prevailing as of September 30, 2015). Under DIC’s Rights Offering, each shareholder of the company would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

-         DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS 125 million, as follows:

o   The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS 6.53 (“DIC’s 1 Warrants”).

o   The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s 1 Warrants’ exercise price.

o   The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120 % of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.

o   The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110 % of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130 % of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

-         As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s 1 Warrants issued in favor of IDBD, for a total amount of approximately NIS 92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions have been satisfied as of such date:

o   IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s 1 Warrants issued in its favor under DIC’s Rights Offering.

o   IDBD should have conducted and completed a Rights Public Offering (as such term is defined below), under which it should have raised an amount of at least NIS 200 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

o   IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS 100 million and up to NIS 350 million, to be used at any time for injection from IDBD into DIC, through any capital injection method.

-    In turn, Dolphin proposes the following to IDBD:

o   IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS 100 million and up to NIS 125 million (the “Rights Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS 100 million to a maximum of NIS 200 million, and the maximum amount would be increased from a maximum of NIS 125 million to a maximum of NIS 250 million (the “Total Increased Amount”).

o   Therefore, Dolphin’s obligation to participate in the Rights Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amount were not higher than NIS 200 million (the “Capital Contribution Amount”).

o  The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal would imply the full and complete settlement of its remaining obligations to inject NIS 8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014.

o   Dolphin’s commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a complaint seeking the early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda any one or more of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC; and/or (d) complaints for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

-    The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 and expired on such date if the Boards of Directors of IDBD and DIC did not accept it and approve it unconditionally. The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

On July 9 and 16, 2015, Dolphin submitted explanations on the Proposal to IDBD and DIC. On July 9, 2015, the main explanations were as follows:

-  The termination or expiration of the Proposal to IDBD and DIC would not repeal the commitments undertaken by Dolphin under the proposal submitted by Dolphin to IDBD on May 6, 2015, always provided that such commitments continued in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS 8.5 million in IDBD pursuant to its irrevocable proposal dated December 29, 2014.

-  A further condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the rights public offering were lower than NIS 8.5 million, Dolphin would remain obliged vis-à-vis IDBD to inject the remaining amount arising from subtracting NIS 8.5 million and the amount effectively injected at this instance by Dolphin.

-  IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS 92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that results from subtracting (a) the Capital Contribution Amount; and (b) NIS 100 million, always provided that such amount does not exceed NIS 92.5 million.

On July 13, 2015, Dolphin extended the maturity of the Proposal to IDBD and DIC until July 16, 2015.

In addition, on July 16, 2015, Dolphin submitted additional explanations on the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, which provided as follows:

-  Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 would not grant to it the right to participate in the Tender Offer (as such term is defined in Note 3 to the Consolidated Financial Statements as of June 30, 2015) always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. Notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

On July 16, 2015, IDBD’s Board of Directors approved a capital increase by means of a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC, and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to participate in the referred capital increase. IDBD plans to carry out the public offering between October and November 2015, subject to the company’s corporate approvals, other statutory consents required and the fact that the exercise of DIC’s warrants can be made pursuant to the terms and conditions set forth in Dolphin’s proposal. Additionally, on July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC and instructed its management to take such steps as necessary in order to make a rights offering pursuant to Dolphin’s proposal. On August 27, 2015 DIC published the rights offering prospectus and on September 6, 2014 DIC issued 4 series of warrants to its shareholders. As of the date of submittal of these financial statements, IDBD had not completed the capital injection in DIC.

On August 16, 2015 and amended on September 9, 2015, the Arrangement Trustees submitted a petition to the competent court (the "Petition of the Arrangement Trustees"), including Dolphin and IFISA among other stakeholders, for it to determine whether: (a) IFISA would be subject to the commitments related to the Tender Offer under identical terms as Dolphin; (b) the shares held by any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to take part in the Tender Offer; and (c) the shares held by any company controlled by Eduardo Sergio Elsztain (including Dolphin) and transferred to other entities would not be eligible to take part in the Tender Offer.

On September 29, 2015 the Arrangement Trustees submitted a petition to the competent court for it to issue a temporary order prohibiting Dolphin, IFISA and others to carry out any transactions with IDBD’s shares until the court decided on the petition made by the Arrangement Trustees. See Note 39 for further information.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Shopping Center	Office buildings and other rental properties	Undeveloped parcel of lands	Properties under development	Total
At June 30, 2014:
Costs	3,135,470	1,022,389	367,871	363,001	4,888,731
Accumulated depreciation	(1,370,225)	(248,911)	-	-	(1,619,136)
Residual value	1,765,245	773,478	367,871	363,001	3,269,595
Year ended June 30, 2015
Opening residual value	1,765,245	773,478	367,871	363,001	3,269,595
Additions	60,361	220,152	1,569	186,457	468,539
Transfers	490,191	23,080	25,331	(538,602)	-
Transfers to property, plant and equipment	(140)	10,404	-	(8,779)	1,485
Transfers to trading property	(3,107)	-	-	-	(3,107)
Disposals	(114)	(93,566)	(3,251)	(2,077)	(99,008)
Depreciation (i)	(123,387)	(24,040)	-	-	(147,427)
Residual value at the year end	2,189,049	909,508	391,520	-	3,490,077
At June 30, 2015
Costs	3,682,661	1,182,459	391,520	-	5,256,640
Accumulated depreciation	(1,493,612)	(272,951)	-	-	(1,766,563)
Residual value	2,189,049	909,508	391,520	-	3,490,077
Period ended September 30, 2015
Opening residual value	2,189,049	909,508	391,520	-	3,490,077
Additions	45,969	811	-	-	46,780
Disposals	-	(20,873)	(2,895)	-	(23,768)
Depreciation (i)	(36,359)	(9,781)	-	-	(46,140)
Closing residual value	2,198,659	879,665	388,625	-	3,466,949
At September 30, 2015
Costs	3,728,630	1,162,397	388,625	-	5,279,652
Accumulated depreciation	(1,529,971)	(282,732)	-	-	(1,812,703)
Residual value	2,198,659	879,665	388,625	-	3,466,949

(i)      Depreciation charges of investment property were included in “Costs” in the statement of income (Note 29).

The following amounts have been recognized in the statement of income:

	September 30, 2015	September 30, 2014
Rental and service income	601,668	487,017
Income from expenses adjustment and FPC	254,941	201,422
Direct operating expenses	(430,575)	(350,828)
Development expenditures	(4,559)	(2,666)
Gain from disposal of investment property	389,815	317,486

Borrowing costs incurred during the period ended September 30, 2014 of Ps. 2,034, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of September 30, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties (Continued)

Arcos del Gourmet

Injunction order:

In December 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two judicial processes, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Autonomous City of Buenos Aires Higher Court of Justice, which so far has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status:

The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings of the corresponding Resolution 170/2014 revoking the Contract for Reformulation of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)   has not been adopted due to non-compliance of our controlled company;

(ii)  to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties (Continued)

The following is a detailed summary of the Group's investment properties by type at September 30, 2015 and June 30, 2015:

Name	Net book amount
	September 30, 2015	June 30, 2015
Shopping centers:
Abasto de Buenos Aires	255,183	255,335
Alto Palermo Shopping	218,892	221,792
Alto Avellaneda	130,820	131,140
Paseo Alcorta	105,940	106,091
Alto Noa	30,570	29,708
Buenos Aires Design	11,475	12,860
Patio Bullrich	111,272	112,426
Alto Rosario	113,731	115,014
Mendoza Plaza	99,800	101,657
Dot Baires Shopping	373,971	377,260
Córdoba Shopping	63,221	61,111
Patio Olmos	26,514	27,050
Soleil Factory	83,303	84,301
Ocampo parking space	14,164	14,401
Alto Comahue	316,605	309,103
Distrito Arcos	243,198	229,800
Total Shopping Centers	2,198,659	2,189,049
Office building and other rental properties portfolio:
Bouchard 551	7,585	7,698
Bouchard 710	60,791	60,923
Dique IV	51,043	51,835
Intercontinental Plaza	21,769	41,106
Libertador 498	3,972	3,938
Maipú 1300	9,914	14,713
Suipacha 652	8,272	8,255
Torre BankBoston	137,523	138,432
República building	193,459	194,971
Dot building	125,506	126,365
La Adela	214,594	214,594
Santa María del Plata	12,510	12,510
Abasto Office	10,309	11,084
Building annexed to Alto Palermo Shopping	31,740	32,542
Others	15,873	15,973
Total Office and Other rental properties portfolio (i)	904,860	934,939
Undeveloped parcels of lands:
Santa María del Plata	158,951	158,951
Catalinas Norte	109,496	109,496
Pilar	1,550	1,550
Luján plot of land	41,972	41,972
Caballito - Ferro	45,812	45,812
Building annexed to DOT	25,336	25,336
Others	5,508	8,403
Total undeveloped parcels of land	388,625	391,520
Total	3,492,144	3,515,508

(i)    As of September 30, 2015 and June 30, 2015 includes property, plant and equipment in the amount of Ps. 25,195 and Ps. 25,431, respectively, that reflect offices used by the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.          Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Hotel buildings and facilities	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At June 30, 2014:
Costs	390,499	76,600	17,246	97,291	512	582,148
Accumulated depreciation	(226,113)	(44,296)	(11,202)	(80,012)	(512)	(362,135)
Residual value	164,386	32,304	6,044	17,279	-	220,013
Year ended June 30, 2015
Opening residual value	164,386	32,304	6,044	17,279	-	220,013
Additions	14,737	6,233	2,693	23,248	2,863	49,774
Currency translation adjustment	-	-	102	-	-	102
Disposals	-	-	(46)	-	-	(46)
Transfers to investment properties	-	(10,404)	3,618	5,301	-	(1,485)
Depreciation (i)	(14,309)	(398)	(1,513)	(8,527)	(477)	(25,224)
Residual value at the year end	164,814	27,735	10,898	37,301	2,386	243,134
At June 30, 2015:
Costs	405,236	72,429	23,613	125,840	3,375	630,493
Accumulated depreciation	(240,422)	(44,694)	(12,715)	(88,539)	(989)	(387,359)
Residual value	164,814	27,735	10,898	37,301	2,386	243,134
Period ended September 30, 2015
Opening residual value	164,814	27,735	10,898	37,301	2,386	243,134
Additions	2,456	-	507	3,786	-	6,749
Currency translation adjustment	-	-	34	-	-	34
Depreciation (i)	(3,439)	(233)	(464)	(3,210)	(143)	(7,489)
Closing residual value	163,831	27,502	10,975	37,877	2,243	242,428
At September 30, 2015:
Costs	407,692	72,429	24,154	129,626	3,375	637,276
Accumulated depreciation	(243,861)	(44,927)	(13,179)	(91,749)	(1,132)	(394,848)
Residual value	163,831	27,502	10,975	37,877	2,243	242,428

(i)   Depreciation charges of property, plant and equipment were included in “General and administrative expenses and Costs” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.     Property, plant and equipment (Continued)

The following is a detailed summary of hotels and facilities included in property, plant and equipment of the Group by type at September 30, 2015 and June 30, 2015:

Name	Net book amount
	September 30, 2015	June 30, 2015
Hotels:
Llao Llao	80,280	81,539
Hotel Intercontinental	52,861	51,875
Sheraton Libertador	30,690	31,400
Total Hotels	163,831	164,814

12.          Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2014	6,317	119,188	9,748	135,253
Additions	-	1,066	-	1,066
Currency translation adjustment	-	(6,125)	-	(6,125)
Transfers of investment properties	-	-	3,107	3,107
Disposals	(1,897)	-	-	(1,897)
At June 30, 2015	4,420	114,129	12,855	131,404
Additions	-	103	-	103
Currency translation adjustment	-	(3,945)	-	(3,945)
Disposals	(1,400)	-	-	(1,400)
At September 30, 2015	3,020	110,287	12,855	126,162

	September 30, 2015	June 30, 2015
Non-current	122,074	128,104
Current	4,088	3,300
Total	126,162	131,404

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Trading properties (Continued)

The following is a detailed summary of the Group´s trading properties by type as of September 30, 2015 and June 30, 2015:

Description	Net book Amount
	September 30, 2015	June 30, 2015
Undeveloped sites:
Air space Coto	8,945	8,945
Córdoba plot of land	3,107	3,107
Neuquén Project	803	803
Total undeveloped sites	12,855	12,855
Properties under development:
Vista al Muelle	41,792	43,362
Zetol	60,295	62,567
Pereiraola	8,200	8,200
Total properties under development	110,287	114,129
Completed properties:
Abril	2,357	2,357
San Martín de Tours	124	124
Entre Rios 465/9 apartment	-	1,400
Condominio I	21	21
Condominio II	518	518
Total completed properties	3,020	4,420
Total	126,162	131,404

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.       Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others	Total
At June 30, 2014
Cost	5,824	18,324	20,873	85,077	11,861	141,959
Accumulated depreciation	-	(17,020)	-	-	(854)	(17,874)
Residual value	5,824	1,304	20,873	85,077	11,007	124,085
Year ended June 30, 2015
Opening residual value	5,824	1,304	20,873	85,077	11,007	124,085
Additions	-	925	-	5,409	-	6,334
Disposals	(343)	(37)	-	-	-	(380)
Depreciation (i)	-	(1,011)	(471)	-	(1,148)	(2,630)
Residual value at the year end	5,481	1,181	20,402	90,486	9,859	127,409
At June 30, 2015
Cost	5,481	19,212	20,873	90,486	11,861	147,913
Accumulated depreciation	-	(18,031)	(471)	-	(2,002)	(20,504)
Residual value	5,481	1,181	20,402	90,486	9,859	127,409
Period ended September 30, 2015:
Opening residual value	5,481	1,181	20,402	90,486	9,859	127,409
Additions	-	24	-	-	-	24
Depreciation (i)	-	(155)	(235)	-	(548)	(938)
Closing residual value	5,481	1,050	20,167	90,486	9,311	126,495
Period ended September 30, 2015:
Cost	5,481	19,236	20,873	90,486	11,861	147,937
Accumulated depreciation	-	(18,186)	(706)	-	(2,550)	(21,442)
Residual value	5,481	1,050	20,167	90,486	9,311	126,495

(i)    Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 29). There are no impairment charges for any of the years / period presented.

(ii)   Correspond to Distrito Arcos Depreciation began in January, 2015, upon delivery of the shopping center.

(iii)   Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.        Inventories

Breakdown of Group’s inventories as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Current
Hotel supplies	7,011	6,926
Materials and others items of inventories	15,664	15,844
Current inventories	22,675	22,770
Total inventories	22,675	22,770

15.        Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets and liabilities take place with frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, derivatives, securities and non-convertible notes for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level preferred shares and warrants of Condor, the commitment to tender offer of shares in IDBD, the investment in the associate IDBD and other borrowings.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer ("CFO").

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

As described in Note 3 to the Annual Consolidated Financial Statements as of June 30, 2015, the Group has priced its investment in IDBD at market value using the exception provided in IAS 28 (see Note 2 for further details). The investment in IDBD consists of 324 million of common stocks representing 49% of IDBD’s share capital, and 248 million warrants to purchase common stocks.

Until June 30, 2015 the Group considered that the listing value of IDBD’s share in the Tel Aviv Stock Exchange was representative of the market value of its investment and, therefore, priced its holdings in accordance with such value, and categorized it as Level 1.

As mentioned in Note 9 to these Financial Consolidated Statements as part of the Arrangement, Dolphin promised to make one or more Tender Offers for the purchase of IDBD’s shares at a fixed price for a total amount of NIS 512.09 million.

On October 20, 2015, a first instance judge of the Tel Aviv-Jaffo Court approved a petition made by the representatives of the Creditors subject to the Arrangement and resolved that the shares held by Dolphin or any company controlled by Eduardo S. Elsztain could not be offered in the Tender Offers committed for December 2015 and December 2016. Dolphin decided to challenge the ruling by filing an appeal with Israel’s Supreme Court of Justice.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

Even though IDBD’s capital is composed of only one class of common shares holding the same rights, the cited ruling could be construed as creating “de facto” two classes of stocks with different rights, one that may be included in the Tender Offers and another class – which belongs to any company controlled by Eduardo S. Elsztain – which may not. This would imply that the stock’s listed price (which has an embedded value component for the commitment of future Tender Offers) is not representative as such for pricing Dolphin’s holding of stocks.

According to the Company’s policy, transfers to and from different levels of category of market value of IFRS 13 as of the date of the event or change in the circumstances that lead to the transfer. Based on the above described circumstances, the Company believes that it should cease to consider the listed price (Level 1 valuation) and make use of a valuation model with unobservable variables (Level 3 valuation) to estimate the market value of its investment in IDBD.

To that end, the Company has developed an in-house pricing model based on a Black-Scholes model, which fixes the Tender Offer component value embedded in the share’s listed price, and subtracts it to determine a market value for the investment. Furthermore, the model weights occurrence probabilities for different scenarios. The pricing of its investment in IDBD has been categorized as Level 3 because it uses significant unobservable variables, including, but not limited to, probability, interest rate and volatility, to determine the market value.

Based upon its legal advisors’ opinion, Dolphin believes it has chances to revert the first instance ruling at the Supreme Court of Justice. Dolphin has assigned equal probabilities of success or failure in the appeal. Should Dolphin fails in the appeal, the company believes the Supreme Court’s ruling could open up a range of possibilities as to the amounts that stocks could be offered in the Tender Offers.

Thus, the pricing model used to determine the investment market value considers the following scenarios:

Scenario 1:

The company has a 50% chance of a favorable outcome in the appeal filed with the Supreme Court of Justice and, therefore, all the shares held by Dolphin and any other company controlled by Eduardo S. Elsztain can be included in the Tender Offers. This implies a status quo with regard to the pricing methodology as of June 30, 2015 and, hence, the listing value of IDBD’s stocks would only be affected for the pricing of the Company’s holding regarding the valuation difference between June 30, 2015 and September 30, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

Scenario 2:

The company has a 50% chance of an unfavorable ruling by the Supreme Court of Justice. This scenario is in turn divided into secondary scenarios in accordance with the amounts of the stocks held by Dolphin or other companies controlled by Eduardo S. Elsztain, which could be included in the Tender Offers. The ruling could prohibit all of the stocks in the hands of Dolphin or any other company controlled by Eduardo S. Elsztain from being included in the Tender Offers or and could set different amounts of eligible shares to be part in the Tender Offer. Therefore, the Company has assigned different probabilities of occurrence to the secondary scenarios under scenario 2, according to the number of IDBD shares in its hands that could be included in the Tender Offers.

The relevant variables used in calculating the market value of the investment in IDBD are as follows:

Rate in NIS	8.09%
IDBD Spot Price	NIS 2.16
Exchange rate US$ NIS	3.92
Exchange rate US$ Ps	9.42
Share price volatility	70.6%
Risk free rate in ILS as of 12/31/2015	0.02%
Risk free rate in ILS as of 12/31/2016	0.10%

The probability scenarios of secondary scenario 2 are sensitive to the amount of the stocks that may be included in the Tender Offers and, therefore, influence on the calculation of the stock’s market value.

The warrants for purchasing IDBD’s common shares have been priced at their listing value upon considering it representative of their market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	73,580	-	-	73,580
- Investment in preferred shares of Condor	-	-	225,616	225,616
- Investment in equity securities of Avenida Inc	106,118	-	-	106,118
- Mutual funds	395,342	-	-	395,342
- Banco Macro bonds	1,827	-	-	1,827
- Public companies securities	15,757	-	-	15,757
- Government bonds	293,397	-	-	293,397
Derivative financial instruments:
- Warrants of IDBD	358,485	-	-	358,485
- Warrants of DIC	1,107	-	-	1,107
Cash and cash equivalents:
- Mutual funds	3,714	-	-	3,714
Investment in associates:
- IDBD	-	-	1,016,664	1,016,664
Total assets	1,249,327	-	1,242,280	2,491,607

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	499,779	499,779
- Foreign-currency future contracts	-	3,228	-	3,228
Borrowings:
- Other borrowings	-	-	16,939	16,939
Total liabilities	-	3,228	516,718	519,946

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	71,573	-	-	71,573
- Investment in preferred shares of Condor	-	-	348,854	348,854
- Investment in equity securities of Avenida Inc	102,316	-	-	102,316
- Mutual funds	144,808	-	-	144,808
- Banco Macro bonds	1,789	-	-	1,789
- Government bonds	101,649	-	-	101,649
- Public companies securities	16,640	-	-	16,640
Derivative financial instruments:
- Warrants of IDBD	228,414	-	-	228,414
- Warrants of Condor	-	-	7,151	7,151
Cash and cash equivalents:
- Mutual funds	2,355	-	-	2,355
Investment in associates:
- IDBD	1,528,687	-	-	1,528,687
Total assets	2,198,231	-	356,005	2,554,236

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	500,580	500,580
Borrowings
- Other borrowings	-	25,945	-	25,945
Total liabilities	-	25,945	500,580	526,525

The following table presents the changes in Level 3 instruments for the three-month period ended September 30, 2015 and June 30, 2015:

	Preferred shares of Condor	Warrants of Condor	Investment in associate IDBD	Commitment to tender offer of shares in IDBD	Other borrowings	Total
Total as of June 30, 2014	211,170	-	-	(320,847)	-	(109,677)
Currency translation adjustment	-	-	-	(45,151)	-	(45,151)
Total gains / (losses) for the year	137,684	7,151	-	(134,582)	-	10,253
Balance at June 30, 2015	348,854	7,151	-	(500,580)	-	(144,575)
Transfer to level 3			1,528,687	-	(25,945)	1,502,742
Currency translation adjustment	-	-	45,900	(18,049)	(773)	27,078
Total losses / gain for the period (i)	(123,238)	(7,151)	(557,923)	18,850	9,779	(659,683)
Balance at September 30, 2015	225,616	-	1,016,664	(499,779)	(16,939)	725,562

(i)       The gain / (loss) is not realized as of September 30, 2015 and June 30, 2015 and is accounted for under “Financial results, net” in the statement of income (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.       Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of preferred Shares and Warrants of Condor (data observed in the market) of Level 3 as of September 30, 2015, would reduce pre-tax income by Ps. 26.19 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the preferred Shares and Warrants of Condor used in the valuation model applied to Level 3 financial instruments as of September 30, 2015, would increase pre-tax income by Ps. 1.25 million. The rate used as of September 30, 2015 was 14.42%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (NIS rate curve).	Underlying asset price 1.75 a 2.55 Share price volatility 60% to 80% Money market interest-rate 0.02% to 0.9%
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow future contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.35 to 1.7 Share price volatility 55% to 75% Money market interest-rate 0.5% to 0.7%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.35 to 1.7 Share price volatility 55% to 75% Money market interest-rate 0.5% to 0.7%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve, Foreign exchange curve

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.        Restricted assets

Group’s restricted assets as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Current
Guarantee deposits	9,771	9,424
Total current restricted assets	9,771	9,424
Total restricted assets	9,771	9,424

17.          Trade and other receivables

Group’s trade and other receivables as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Trade, leases and services receivables	85,622	62,080
Less: allowance for doubtful accounts	(2,208)	(2,208)
Total Non-current trade receivables	83,414	59,872
Trade receivables of joint venture	3,729	3,595
VAT receivables	25,854	24,943
Prepaid expenses	12,329	11,274
Loans granted	1,230	1,561
Advances for share purchases (see Note 4)	12,585	12,134
Others	422	487
Total Non-current other receivables	56,149	53,994
Related parties (Note 34)	1,309	1,275
Total Non-current trade and other receivables	140,872	115,141

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.          Trade and other receivables (Continued)

	September 30, 2015	June 30, 2015
Current
Consumer financing receivables	14,584	14,620
Trade, leases and services receivables	371,787	356,217
Receivables from hotel operations	32,544	21,144
Checks to be deposited	236,279	234,059
Trade and lease debtors under legal proceedings	70,728	69,236
Less: Allowance for doubtful accounts	(98,017)	(92,935)
Total Current trade receivables	627,905	602,341
VAT receivables	7,057	7,309
Other tax receivables	15,268	15,398
Loans granted	12,522	16,448
Prepaid expenses	102,998	99,345
Advance payments for foreign currency future contracts	-	75
Advances to suppliers	50,353	48,441
Others	25,324	22,889
Less: Allowance for other receivables	(165)	(165)
Total Current other receivables	213,357	209,740
Related parties (Note 34)	353,396	330,486
Total Current trade and other receivables	1,194,658	1,142,567
Total trade and other receivables	1,335,530	1,257,708

Movements on the Group’s allowance for trade and other receivables are as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	95,308	82,309
Additions	7,800	26,251
Unused amounts reversed	(2,692)	(11,875)
Used during the period / year	(26)	(1,377)
End of the period / year	100,390	95,308

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 29). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

18.          Investments in financial assets

Group’s investments in financial assets as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	73,580	71,573
Investment in preferred shares of Condor	225,616	348,854
Investment in equity securities in Avenida Inc	106,118	102,316
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	194,907	179,760
Total investments in non-current financial assets	600,221	702,503
Current
Financial assets at fair value
Mutual funds (i)	395,342	144,808
Banco Macro bonds	1,827	1,789
Public companies securities	15,757	16,640
Government bonds	293,397	101,649
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	5,776	30,523
Total investments in current financial assets	712,099	295,409
Total investments in financial assets	1,312,320	997,912

(i)   It includes shares granted as collateral to transact foreign currency future contracts (see Note 19).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.          Derivative Financial Instruments

Group’s derivative financial instruments as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Assets
Non-current
Warrants of Condor	-	7,151
Warrants of DIC (Note 34)	933	-
Warrants of IDBD (Notes 4 and 34)	322,704	199,256
Total non-current derivative financial instruments	323,637	206,407

Current
Warrants of DIC (Note 34)	174	-
Warrants of IDBD (Notes 4 and 34)	35,781	29,158
Total current derivative financial instruments	35,955	29,158
Total assets	359,592	235,565

Liabilities
Non-current
Commitment to tender offer shares in IDBD (Notes 4 and 34)	(264,098)	(263,969)
Total non-current derivative financial instruments	(264,098)	(263,969)

Current
Commitment to tender offer shares in IDBD (Notes 4 and 34)	(235,681)	(236,611)
Foreign currency future contracts	(3,228)	-
Total current derivative financial instruments	(238,909)	(236,611)
Total liabilities	(503,007)	(500,580)
Total derivative financial instruments	(143,415)	(265,015)

Group’s future exchanges contracts pending as of September 30, 2015 and June 30, 2015 are as follows:

Futures	Amount (US$)	Due date	September 30, 2015	June 30, 2015
Banco Galicia	8,000	01/29/2016	(944)	-
Banco Galicia	7,000	04/29/2016	(2,170)	-
Banco SBS	10,450	05/31/2016	33	-
Banco Cohen	11,000	01/29/2016	(12)	-
Banco Finansur	15,000	03/31/2016	(135)	-
Total	51,450		(3,228)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Cash at bank and on hand	694,502	372,825
Mutual funds	3,714	2,355
Total cash and cash equivalents	698,216	375,180

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2015 and 2014:

	Note	September 30, 2015	September 30, 2014
(Loss) / Profit for the period		(315,967)	135,799
Adjustments for
Income tax expense	25	112,269	176,331
Amortization and depreciation	29	54,566	42,830
Gain from disposal of investment property	10	(389,815)	(317,486)
Dividends received	32	(4,370)	(4,195)
Share-based payments	33	5,944	10,064
(Loss) / Gain from derivative financial instruments	32	(115,000)	32,107
Changes in fair value of investments in financial assets	32	263,100	(119,120)
Interest expense, net	32	147,512	168,927
(Loss) from disposal of associates	31	-	(8,758)
Provisions and allowances		44,879	22,227
Share of profit / (loss) of associates and joint ventures	8.9	491,412	111,650
Gain on repurchase of Non-Convertible notes	32	297	-
Unrealized foreign exchange loss, net		145,205	81,791
Changes in operating assets and liabilities:
Increase in inventories		95	(1,170)
Decrease in trading properties		1,297	736
(Increase) / Decrease in trade and other receivables		(31,187)	165
Increase in trade and other payables		81,335	10,402
Decrease in salaries and social security liabilities		(49,349)	(34,740)
Decrease in provisions		(1,086)	(705)
Net cash generated by operating activities before income tax paid		441,137	306,855

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures	-	4,154
Increase in investment properties through a decrease in financial assets	-	48,196
Increase in trade and other receivables through a decrease in equity investments in associates and joint ventures	-	111,181
Increase in restricted assets through a decrease in assets held for sale	-	8,742
Increase in property, plant and equipment through an increase in borrowings	1,026	458
Use of tax loss carryforwards	9,244	-
Share-based payments	4,330	-
Decrease in property, plant and equipment to investment properties	8,273	-
Cumulative translation adjustment	35,210	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.          Trade and other liabilities

Group’s trade and other payables as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Admission rights	154,412	146,036
Sale and rent payments received in advance	62,061	63,986
Guarantee deposits	3,608	6,236
Total Non-current trade payables	220,081	216,258
Tax payment facilities plan	22,410	24,080
Deferred income tax	7,296	7,420
Others	9,029	6,825
Total Non-current other payables	38,735	38,325
Related parties (Note 34)	4,322	45
Total Non-current trade and other payables	263,138	254,628
Current
Trade payables	94,773	104,185
Accrued invoices	157,057	118,985
Guarantee deposits	17,427	14,302
Admission rights	149,118	142,709
Sale and rent payments received in advance	244,567	223,068
Total Current trade payables	662,942	603,249
VAT payables	58,242	43,732
Deferred revenue	495	495
Other tax payables	32,441	38,639
Dividends payable to non-controlling shareholders	16,604	59,377
Others	16,630	16,032
Total Current other payables	124,412	158,275
Related parties (Note 34)	176,933	134,472
Total Current trade and other payables	964,287	895,996
Total trade and other payables	1,227,425	1,150,624

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.          Salaries and social security liabilities

Group’s Salaries and social security liabilities as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Social security payable	2,215	2,220
Total non-current salaries and social security liabilities	2,215	2,220

Current
Provision for vacation, bonuses and others	54,728	95,372
Social security payable	18,281	26,406
Others	248	828
Total current salaries and social security liabilities	73,257	122,606
Total salaries and social security liabilities	75,472	124,826

23.          Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims (i)	Tax and social security claims (i)	Investments in associates and joint ventures (ii)	Total
At June 30, 2014	45,088	1,590	176,982	223,660
Additions	34,316	285	159,022	193,623
Recovery	(14,157)	(399)	(59)	(14,615)
Used during the year	(4,021)	-	-	(4,021)
Contributions	-	-	(1,522)	(1,522)
Currency translation adjustment	-	-	28,508	28,508
At June 30, 2015	61,226	1,476	362,931	425,633
Additions	4,847	164	40,133	45,144
Recovery	(1,867)	-	(18,304)	(20,171)
Used during the period	(1,086)	-	-	(1,086)
Contributions	-	-	(13,828)	(13,828)
Currency translation adjustment	-	-	13,150	13,150
At September 30, 2015	63,120	1,640	384,082	448,842

(i)   Additions and recoveries are included in "Other operating results, net".

(ii)  Corresponds to the equity interest in New Lipstick LLC with negative equity. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.          Provisions (Continued)

Disclosure of total provisions in current and non-current is as follows:

	September 30, 2015	June 30, 2015
Non-current	396,967	374,121
Current	51,875	51,512
	448,842	425,633

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Borrowings

The breakdown of the Group borrowings as of September 30, 2015 and June 30, 2015 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	September 30, 2015	June 30, 2015
Non-current
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	1,412,064	1,352,655
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	10,739	10,730
NCN IRSA CP due 2017	Unsecured	US$	Fixed	7.88%	116,000	1,064,136	1,025,376
NCN IRSA CP Class I due 2017 (i)	Unsecured	Ps.	Fixed / Floating	(i)	407,260	405,869	-
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	139,493	1,291,604	1,244,990
Seller financing of plot of land (ii)	Secured	US$	Fixed	-	2,334	22,034	21,271
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	4,500	51,843	49,688
Bank loans (iv)	Unsecured	Ps.	Fixed	(iv)	13,594	6,386	8,158
Finance leases obligations	Secured	US$	Fixed	7% to 12.8%	335	1,945	1,223
Finance leases obligations	Secured	Ps.	Fixed	33.52%	365	162	-
Total Non-current borrowings						4,266,782	3,714,091
Related parties (Note 34) (1)						22,688	21,937
Total Non-current borrowings						4,289,470	3,736,028

(1)      Related parties breakdown (Note 34)

NCN: Non-convertible Notes

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	September 30, 2015	June 30, 2015
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	-	-	214,084
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	19,351	47,318
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,790	265	258
NCN IRSA CP due 2017	Unsecured	US$	Fixed	7.88%	116,000	32,285	10,677
NCN IRSA CP Class I due 2017 (i)	Unsecured	Ps.	Fixed / Floating	(i)	407,260	908	-
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	139,493	29,389	64,795
Bank overdrafts (v)	Unsecured	Ps.	Floating	(v)	-	836,983	681,551
Bank loan (iv)	Unsecured	Ps.	Fixed	(iv)	13,594	7,008	5,855
Syndicated loan (vi)	Unsecured	Ps.	Fixed	(vi)	50,129	50,058	75,485
Banco Provincia de Buenos Aires loan (vii)	Unsecured	Ps.	Fixed	(vii)	248,222	246,064	106,469
Repurchase agreement with haircut	Secured	Ps.	Fixed	(viii)	37,443	38,170	-
Other borrowings	Unsecured	-	-	-	-	16,939	25,945
Finance leases obligations	Secured	US$	Fixed	7% to 12.8%	335	1,576	1,512
Finance leases obligations	Secured	Ps.	Fixed	33.52%	365	94	-
Borrowings current						1,279,090	1,233,949
Related parties (Note 34) (1)						15,156	13,847
Total Current borrowings						1,294,246	1,247,796
Total borrowings						5,583,716	4,983,824

(1)      Related parties breakdown (Note 34)

NCN: Non-convertible Notes

(i)

On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I at a mixed rate with maturity of 18 months for an amount of Ps. 407.3 million. The first three months the interest rate will be fixed at 26.5% and from the fourth month until maturity pricing will be Badlar plus four basis points. Interest will be paid quarterly and principal will be repaid in full at maturity.

(ii)	Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).
(iii)

Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iv)

On December 23, 2013 a loan has been entered into with Banco Citibank N.A. for an amount of Ps. 5.9 million and shall accrue interest at a rate of 15.25%. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2014. Additionally, on December 30, 2014 a new loan has been entered into with Banco Citibank N.A. for an amount of Ps. 10 million and shall accrue interest at a rate of 26.50%. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2015.

(v)

As of September 30, 2015 and 2014, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing floating interest rates ranging from 19% to 42.1% per annum.

(vi)

On November 16, 2012 the Company subscribes a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 34).

(vii)

On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013. Finally, on June 3, 2015, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 100 million. Principal will be repaid at due date in December 2015. On February 3, 2014 a loan has been entered into for an amount Ps. 20 million and on December 23, 2014 a loan has been entered into with Banco Provincia de Buenos Aires for an amount of Ps. 120 million. At the date of issuance of these financial statements are both fully cancelled.

(viii)	During the quarter ended September 30, 2015, loans were taken in the stock market for terms ranging between seven and thirty days at rates ranging between 20.38% and 24% collateralized by securities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value share capital	September 30, 2015	June 30, 2015
Non-current
Banco Hipotecario	Unsecured	Ps.	Fixed	24%	7,000	4,355	5,250
Banco Hipotecario	Unsecured	Ps.	Fixed	15.25%	6,000	1,125	2,249
Cyrsa S.A	Unsecured	Ps.	Floating	Badlar	14,811	17,208	14,438
Total Non-current related parties borrowings						22,688	21,937
Current
Banco Hipotecario	Unsecured	Ps.	Fixed	15.25%	6,000	4,390	4,388
Banco Hipotecario	Unsecured	Ps.	Fixed	24%	7,000	2,539	1,633
Nuevo Puerto Santa Fe	Unsecured	Ps.	Floating	Badlar + 300	6,635	8,227	7,826
Total Current related parties borrowings						15,156	13,847
Total related parties borrowings						37,844	35,784

  NCN: Non-convertible Notes

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Taxes

The details of the provision for the Group’s income tax, is as follows:

	September 30, 2015	September 30, 2014
Current income tax	73,904	261,384
Deferred income tax	38,365	(85,860)
Minimum Presumed Income tax (MPIT)	-	807
Income tax	112,269	176,331

The gross movement on the deferred income tax account is as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	1,370	23,034
Use of tax loss carryforwards	(9,239)	(157,367)
Cumulative translation adjustment	-	(1,233)
Assets held for sale	-	(33,346)
Income tax expense and deferred income tax	(38,365)	170,282
End of period / year	(46,234)	1,370

The Group did not recognize deferred income tax assets of Ps. 37.9 million and Ps. 36.1 million as of September 30, 2015 and June 30, 2015, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of certain Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of such Group’s operations, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient taxable income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Tax calculated at the tax rates applicable to profits in the respective countries	(130,114)	126,052
Permanent differences:
Share of profit / (loss) of associates and joint ventures	230,574	56,694
Unrecognized tax losses carryforwards	2,191	2,113
Non-taxable income and others	8,774	(1,894)
Others	844	(7,441)
Income tax	112,269	175,524
Minimum Presumed Income tax (MPIT)	-	807

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.       Shareholders’ equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. As of June 30, 2013, no changes were recorded in the equity accounts. During this period, the Company accounted for purchases of treasury stock in share capital.

Inflation adjustment of share capital

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Legal reserve

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group did not reach the legal capped amounts.

Special reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Reserve for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Shareholders’ Equity (Continued)

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company’s own stock pursuant to Section 64 of Law N° 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10.00 per common share and US$ 10.50 per GDS. On October 15, 2013, IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the year ended June 30, 2014, the Company repurchased 533,947 common shares (nominal value Ps. 1 per share) for a total of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Dividends

During the three-month period ended September 30, 2015 there were no distributions of dividends.

Additional Paid-in Capital from Treasury Stock

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Revenues

	September 30, 2015	September 30, 2014
Base rent	349,339	304,460
Contingent rent	137,936	86,610
Admission rights	45,015	34,600
Averaging scheduled rent escalation	3,836	9,663
Parking fees	36,965	24,844
Letting fees	15,745	14,135
Property management fee	8,717	7,483
Others	4,115	5,222
Rental and service income	601,668	487,017
Sale of trading properties	1,158	4,748
Revenue from hotel operations	110,695	96,827
Consumer financing	28	55
Total income from sales, rents and services	713,549	588,647
Income from expenses adjustment and FPC	254,941	201,422
Total revenues	968,490	790,069

28.          Costs

	September 30, 2015	September 30, 2014
Costs of rental and services costs	348,980	284,463
Cost of sale and development	4,559	2,666
Costs from hotel operations	81,563	66,291
Costs from consumer financing	32	74
Total costs	435,134	353,494

29.          Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Expenses by nature (Continued)

For the period ended September 30, 2015:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	110,316	-	48,972	33,807	9,048	202,143
Maintenance, security, cleaning, repair and others	2,048	98,336	-	9,657	7,596	206	117,843
Advertising and others selling expenses	-	52,610	-	1,683	-	7,007	61,300
Taxes, rates and contributions	751	27,244	-	90	3,028	30,001	61,114
Amortization and depreciation	17	49,456	-	2,891	2,120	82	54,566
Fees and payments for services	124	678	32	197	36,873	1,643	39,547
Director´s fees	-	-	-	-	36,627	-	36,627
Food, beverage and other lodging expenses	-	-	-	17,654	2,165	1,072	20,891
Other expenses	4	5,864	-	139	7,963	327	14,297
Leases and service charges	215	4,476	-	280	907	469	6,347
Allowance for trade and other receivables (charge and recovery, net)	-	-	-	-	-	5,108	5,108
Cost of sales of properties	1,400	-	-	-	-	-	1,400
Total expenses by nature	4,559	348,980	32	81,563	131,086	54,963	621,183

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Expenses by nature (Continued)

For the period ended September 30, 2014:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	165	91,333	-	37,264	24,872	6,723	160,357
Maintenance, security, cleaning, repair and others	912	76,220	-	8,306	5,138	237	90,813
Advertising and others selling expenses	-	31,889	-	1,540	-	4,530	37,959
Taxes, rates and contributions	684	25,638	-	-	2,287	20,130	48,739
Amortization and depreciation	208	38,585	-	2,838	1,136	63	42,830
Fees and payments for services	5	7,992	65	402	18,169	1,710	28,343
Director´s fees	-	-	-	-	19,377	-	19,377
Food, beverage and other lodging expenses	-	-	-	15,550	1,887	1,297	18,734
Other expenses	12	8,408	9	141	5,734	238	14,542
Leases and service charges	93	4,398	-	250	789	300	5,830
Allowance for trade and other receivables (charge and recovery, net)	-	-	-	-	-	2,194	2,194
Cost of sales of properties	587	-	-	-	-	-	587
Total expenses by nature	2,666	284,463	74	66,291	79,389	37,422	470,305

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Employee costs

	September 30, 2015	September 30, 2014
Salaries, bonuses and social security expenses	183,082	137,404
Costs of equity incentive plan and defined contribution plan	8,232	12,503
Other employee costs and benefits	10,829	10,450
Total employee costs	202,143	160,357

31.          Other operating results, net

	September 30, 2015	September 30, 2014
Gain from disposal of equity interest in associates	-	8,758
Donations	(4,560)	(3,731)
Judgments and other contingencies (i)	(3,491)	(759)
Tax on shareholders’ personal assets	(877)	(508)
Others	(4,170)	(942)
Total other operating results, net	(13,098)	2,818

(i)    Includes legal costs and expenses

32.          Financial results, net

	September 30, 2015	September 30, 2014
Finance income:
- Interest income	23,644	9,503
- Foreign exchange	18,385	10,127
- Dividends income	4,370	4,195
Total finance income	46,399	23,825
Finance costs:
- Interest expense	(171,156)	(178,430)
- Foreign exchange	(140,996)	(129,140)
- Other finance costs	(22,160)	(21,590)
Subtotal finance costs	(334,312)	(329,160)
Less: Capitalized finance costs	-	2,034
Total finance costs	(334,312)	(327,126)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(263,100)	119,120
- Gain / (Loss) on derivative financial instruments, net	115,000	(32,107)
- Loss on repurchase of Non-Convertible Notes	(297)	-
Total other financial results	(148,397)	87,013
Total financial results, net	(436,310)	(216,288)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.          Share-based payments

Equity incentive plan

The Group incurred a charge of Ps. 5,944 and Ps. 12,252 for the three-month periods ended September 30, 2015 and 2014, respectively.

34.          Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-     An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-     An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2015:

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative financial instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	4	-	-	-	-	-	(8,956)	-	-
	Corporate services	-	-	-	-	-	-	-	(61,625)	-	-
	Sale of property	-	216	-	-	-	-	-	-	-	-
	Management Fees	-	-	-	-	-	-	-	(20)	-	-
	Leases and/or rights of uses	-	1,687	-	-	-	-	-	-	-	-
	Non-Convertible Notes	-	-	94,907	105	-	-	-	-	(15,075)	(337)
	Long-term incentive plan	-	-	-	-	-	-	-	(5,266)	-	-
	Share-based compensation plan	-	-	-	-	-	-	-	(18,580)	-	-
Total Parent Company		-	1,907	94,907	105	-	-	-	(94,447)	(15,075)	(337)
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	1	-	-	-	-	-	(886)	-	-
	Advances	-	-	-	-	-	-	-	(50)	-	-
	Borrowings	-	-	-	-	-	-	-	-	(5,480)	(17,657)
	Commissions per stands	-	68	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	353	-	-	-	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	886	-	-	-	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,646	-	-	-	-	-	-	-	-
Banco de crédito y securitización	Non-Convertible Notes	-	-	100,000	5,671	-	-	-	-	-	-
	Reimbursement of expenses	-	36	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	43	-	-	-	-	-	-	-	-
Tarshop S.A	Reimbursement of expenses	-	1,369	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	-	(10)	(536)	-	-
Condor	Borrowings	-	34,958	-	-	-	-	-	-	-	-
IDBD	Warrants	-	-	-	-	322,704	35,781	-	-	-	-
Total Associates		-	40,360	100,000	5,671	322,704	35,781	(10)	(1,472)	(5,480)	(17,657)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative financial instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Baicom Networks S.A.	Contributions to be paid	-	214	-	-	-	-	-	-	-	-
	Management fees	-	19	-	-	-	-	-	-	-	-
	Borrowings	1,309	-	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	28	-	-	-	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	138	-	-	-	-	-	-	-	-
	Borrowings	-	75	-	-	-	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	67	-	-	-	-	-	-	-	-
	Borrowings	-	84	-	-	-	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	-	-	(17,208)	-
	Credit due to capital reduction	-	8,847	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	11	-	-	-	-	-	(6)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	1,096	-	-	-	-	-	(5)	-	-
	Proceeds from leasing	-	-	-	-	-	-	-	(4)	-	-
	Share-based payments	-	514	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	-	-	(735)	-	-
	Borrowings	-	-	-	-	-	-	-	-	-	(8,227)
	Management fees	-	3,043	-	-	-	-	-	-	-	-
Puerto Retiro S.A.	Borrowings	-	2,328	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	44	-	-	-	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	226	-	-	-	-	-	-	-	-
Total Joint Ventures		1,309	16,756	-	-	-	-	-	(750)	(17,208)	(8,227)
Subsidiaries of the Parent Company
Helmir	Non-Convertible Notes	-	-	-	-	-	-	-	-	(25,439)	(569)
Exportaciones Agroindustriales	Other Liabilities	-	-	-	-	-	-	-	(2,575)	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	104	-	-	-	-	-	(29)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	-	-	-	-	(3)	-	-
Total Subsidiaries of the Parent Company		-	104	-	-	-	-	-	(2,607)	(25,439)	(569)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative financial instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	4,546	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	11	-	-	-	-	-	-	-	-
	Legal services	-	385	-	-	-	-	-	(821)	-	-
Austral Gold	Reimbursement of expenses	-	472	-	-	-	-	-	-	-	-
Consultores Venture Capital Uruguay	Reimbursement of expenses	-	1,223	-	-	-	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	121	-	-	-	-	-	-	-	-
	Borrowings	-	761	-	-	-	-	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	-	-	-	-	(35)		-
Fundación IRSA	Reimbursement of expenses	-	104	-	-	-	-	-	-	-	-
	Donations	-	-	-	-	-	-	-	(581)	-	-
IFIS Limited	Reimbursement of expenses	-	9	-	-	-	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	1,250	-	-	-	-	-	-	-
	Borrowings	-	275,310	-	-	-	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	99	-	-	-	-	-	(10)	-	-
	Leases and/or rights of use	-	776	-	-	-	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	780	-	-	-	-	-	-	-	-
	Borrowings	-	5	-	-	-	-	-	-	-	-
DIC	Warrants	-	-	-	-	933	174	-	-	-	-
Total Other related parties		-	285,852	-	-	933	174	-	(1,447)	-	-
Directors and Senior Management
Directors	Reimbursement of expenses	-	-	-	-	-	-	-	(13)	-	-
	Advances	-	8,417	-	-	-	-	-	-	-	-
	Fees	-	-	-	-	-	-	(4,292)	(76,197)	-	-
	Guarantee deposits	-	-	-	-	-	-	(20)	-	-	-
Total Directors and Senior Management		-	8,417	-	-	-	-	(4,312)	(76,210)	-	-
Total		1,309	353,396	194,907	5,776	323,637	35,955	(4,322)	(176,933)	(63,202)	(26,790)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative Financial Instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	12	-	-	-	-	-	(9,789)	-	-
	Corporate services	-	-	-	-	-	-	-	(52,534)	-	-
	Sale of good and/or services	-	216	-	-	-	-	-	-	-	-
	Management Fee	-	-	-	-	-	-	-	(12)	-	-
	Leases and/or rights of use	-	1,424	-	-	-	-	-	-	-	-
	Non-Convertible Notes	-	-	79,760	30,071	-	-	-	-	(16,504)	(743)
	Long-term incentive plan	-	-	-	-	-	-	-	(8,087)	-	-
	Share-based compensation plan	-	-	-	-	-	-	-	(16,575)	-	-
Total Parent Company		-	1,652	79,760	30,071	-	-	-	(86,997)	(16,504)	(743)
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	-	-	(97)	-	-
	Advances	-	-	-	-	-	-	-	(1,428)	-	-
	Borrowings	-	-	-	-	-	-	-	-	(7,499)	(21,804)
	Commissions per stands	-	68	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	762	-	-	-	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	854	-	-	-	-	-	-	-	-
Metropolitan	Reimbursement of expenses	-	-	-	-	-	-	-	(10)	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,567	-	-	-	-	-	-	-	-
Banco de Crédito y Securitización S.A.	Non-Convertible Notes	-	-	100,000	452	-	-	-	-	-	-
	Reimbursement of expenses	-	1,766	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	42	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	1,790	-	-	-	-	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	-	-	(25)	(722)	-	-
Condor	Borrowings	-	29,492	-	-	-	-	-	-	-	-
IDBD	Warrants	-	-	-	-	199,256	29,158	-	-	-	-
Total Associates		-	37,341	100,000	452	199,256	29,158	(25)	(2,257)	(7,499)	(21,804)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative financial instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
	Contributions to be paid	-	10	-	-	-	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	16	-	-	-	-	-	-	-	-
	Borrowings	1,275	222	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	924	-	-	-	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	211	-	-	-	-	-	-	-	-
	Borrowings	-	72	-	-	-	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	115	-	-	-	-	-	-	-	-
	Borrowings	-	80	-	-	-	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	-	-	(14,438)	-
	Proceeds from leasing	-	-	-	-	-	-	-	-	-	-
	Credit due to capital reduction	-	8,847	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	11	-	-	-	-	-	(19)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	543	-	-	-	-	-	(5)	-	-
	Proceeds from leasing	-	-	-	-	-	-	-	(4)	-	-
	Share-based payments	-	467	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	-	-	(594)	-	-
	Borrowings	-	-	-	-	-	-	-	-	-	(7,826)
	Management fees	-	2,644	-	-	-	-	-	-	-	-
Puerto Retiro S.A.	Borrowings	-	2,148	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	257	-	-	-	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	233	-	-	-	-	-	-	-	-
Total Joint Ventures		1,275	16,822	-	-	-	-	-	(622)	(14,438)	(7,826)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative financial instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the Parent Company
Helmir	Non-Convertible Notes	-	-	-	-	-	-	-	-	(27,544)	(1,254)
Exportaciones Agroindustriales	Other liabilities	-	-	-	-	-	-	-	(3,064)	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	123	-	-	-	-	-	(29)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-	-	-	-	-
Total Subsidiaries of the Parent Company		-	124	-	-	-	-	-	(3,093)	(27,544)	(1,254)
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	5,215	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	33	-	-	-	-	-	-	-	-
	Legal services	-	377	-	-	-	-	-	(900)	-	-
Austral Gold	Reimbursement of expenses	-	3	-	-	-	-	-	-	-	-
Consultores Venture Capital Uruguay		-	1,125	-	-	-	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	250	-	-	-	-	-	-	-	-
	Borrowings	-	724	-	-	-	-	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	-	-	-	-	(34)	-	-
Fundación IRSA	Reimbursement of expenses	-	100	-	-	-	-	-	-	-	-
Inversiones Financieras del Sur	Borrowings	-	264,673	-	-	-	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	94	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	750	-	-	-	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	881	-	-	-	-	-	-	-	-
	Borrowings	-	5	-	-	-	-	-	-	-	-
Total Other related parties		-	274,230	-	-	-	-	-	(934)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Derivative Financial Instruments non-current	Derivative financial instruments current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Directors and Senior Management
Directors	Reimbursement of expenses	-	-	-	-	-	-	-	(15)	-	-
	Advances	-	317	-	-	-	-	-	-	-	-
	Fees	-	-	-	-	-	-	-	(40,554)	-	-
	Guarantee deposits	-	-	-	-	-	-	(20)	-	-	-
Total Directors and Senior Management		-	317	-	-	-	-	(20)	(40,569)	-	-
Total		1,275	330,486	179,760	29,158	30,523	199,256	(45)	(134,472)	(65,985)	(31,627)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.    Related party transactions (Continued)

       The following is a summary of the transactions with related parties for the three-month period ended September 30, 2015:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Commissions
Parent Company
Cresud S.A.C.I.F. y A.	638	-	(25,639)	-	4,615	-	-	-
Total Parent company	638	-	(25,639)	-	4,615	-	-	-
Associates
Banco Hipotecario S.A.	583	-	-	-	(408)	-	-	-
Banco de Crédito y Securitización S.A.	1,259	-	-	-	5,219	-	-	-
Tarshop S.A.	2,502	-	-	-	-	-	-	-
Condor	-	-	-	-	(126,019)	-	-	-
Total Associates	4,344	-	-	-	(121,208)	-	-	-
Joint Ventures
Baicom Networks S.A.	-	3	-	-	16	-	-
Cyrsa S.A.	-	-	-	-	(693)	-	-	-
Nuevo Puerto Santa Fe S.A.	(142)	523	-	-	(404)	-	-	-
Entertainment Universal S.A.	-	-	-	-	3	-	-	-
Entertainment Holding S.A.	-	-	-	-	3	-	-	-
Puerto Retiro S.A.	-	-	-	-	180	-	-	-
Quality Invest S.A.	-	54	-	-	-	-	-	-
Total Joint Ventures	(142)	580	-	-	(895)	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1,466)	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(176)	-	-	-	-	-	-	-
Consultores Asset Management S.A.	127	-	-		-	-	-	-
Ogden Argentina S.A.	-	-	-	-	37	-	-	-
Fundación IRSA	-	-	-	-	-	96	-	-
Hamonet S.A.	(92)	-	-	-	-	-	-	-
Total Other related parties	(141)	-	-	(1,466)	37	96	-	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(36,628)	-
Senior Management	-	-	-	-	-	-	(1,847)	-
Total Directors and Senior Management	-	-	-	-	-	-	(38,475)	-
Total	4,699	580	(25,639)	(1,466)	(117,451)	96	(38,475)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Related party transactions (Continued)

           The following is a summary of the transactions with related parties for the three-month period ended September 30, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	616	-	(21,451)	-	(2,678)	-	-
Total Parent Company	616	-	(21,451)	-	(2,678)	-	-
Associates
Banco Hipotecario S.A.	148	-	-	-	(549)	-	-
Banco de Crédito y Securitización	915	-	-	-	-	-	-
Tarshop S.A.	2,219	-	-		-	-	-
Total Associates	3,282	-	-	-	(549)	-	-
Joint Ventures
Baicom Networks S.A.	-	3	-	-	34	-	-
Cyrsa S.A.	-	-	-	-	(5,606)	-	-
Nuevo Puerto Santa Fe S.A.	(239)	310	-	-	(300)	-	-
Puerto Retiro S.A.	-	-	-	-	277	-	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Joint Ventures	(239)	367	-	-	(5,595)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(808)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,159)	-
Isaac Elsztain e Hijos S.C.A.	(158)	-	-	-	-	-	-
Consultores Asset Management S.A.	-	79	-	-	-	-	-
Hamonet S.A.	(82)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	52	-	-
Total Other related parties	(240)	79	-	(808)	52	(1,159)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(2,333)
Directors	-	-	-	-	-	-	(16,731)
Total Directors and Senior Management	-	-	-	-	-	-	(19,064)
Total	3,419	446	(21,451)	(808)	(8,770)	(1,159)	(19,064)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          CNV General Ruling N°  629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gomez 3825 – C.A.B.A.

(i)   On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

36.          CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 37 Equity investments
Exhibit D - Other investments	Note 15 Financial instruments by category
Exhibit E – Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 38 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Joint Ventures
Baicom Networks S.A.	Common shares 1 vote	4,701,455	2,487	2,235	Not publicly traded	Real estate	Argentina	09.30.15	9,403	468	5,652	50.00%
	Irrevocable contributions		340	340
	Higher value		276	276
Cyrsa S.A.	Common shares 1 vote	17,496,538	18,611	17,532	Not publicly traded	Real estate	Argentina	09.30.15	17,497	2,159	37,223	50.00%
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	15,775	17,181	Not publicly traded	Investment	Argentina	09.30.15	44,791	11,227	51,952	50.00%
	Irrevocable contributions		100	100
	Lower value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	21	10	Not publicly traded	Event organization and others	Argentina	09.30.15	12	590	851	2.5%
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	26,088	23,675	Not publicly traded	Commercial real estate	Argentina	09.30.15	27,750	4,823	52,175	50.00%
	Higher value		1,323	1,323
	Goodwill		3,761	3,805

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Puerto Retiro S.A.	Common shares 1 vote	46,134,500	16,207	16,536	Not publicly traded	Real estate	Argentina	09.30.15	46,135	(659)	32,414	50.00%
	Higher value		29,209	29,209

Quality Invest S.A.	Common shares 1 vote	76,814,342	71,895	66,967	Not publicly traded	Real estate	Argentina	09.30.15	153,629	(3,143)	143,790	50.00%
	Irrevocable contributions		-	6,500
	Higher value		1,016	1,017
Total Joint Ventures			190,564	190,161
Associates

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	16,744	15,814	Not publicly traded	Financial	Argentina	09.30.15	62,500	28,922	268,815	6.38%

Banco Hipotecario S.A. (1)	Common shares 1 vote	449,804,237	1,420,318	1,351,718	4.20	Financial	Argentina	09.30.15	1,500,000	563,098	4,918,188	29.99%
	Higher value		-	(385)
	Goodwill		4,904	4,904

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
IDB Development Corporation Ltd	Common shares 1 vote	324,445,664	1,016,664	1,528,687	(3) 2.161	Investment	Israel	09.30.15	N/A	N/A	N/A	49.00%

Lipstick Management LLC	Common shares 1 vote	N/A	3,121	2,759	Not publicly traded	Management company	United States	09.30.15	N/A	(2) 45	(2) 675	49.00%
	Irrevocable contributions		-	68

Manibil S.A.	Common shares 1 vote	97,444,653	49,670	39,195	Not publicly traded	Real estate	Argentina	09.30.15	97,445	6,377	121,776	49.00%
	Irrevocable contributions		10,000	7,350
	Goodwill		10	10

New Lipstick LLC	Common shares 1 vote	N/A	(397,910)	(346,149)	Not publicly traded	Real State	United States.	09.30.15	N/A	(2) (8,177)	(2) (110,788)	49.9%
	Irrevocable contributions		13,829	1,522

Condor	Common shares 1 vote	1,261,723	18,575	(18,304)	1.53	Hotel	United States	09.30.15	(2) 47	(2) (3,817)	(2) (20,991)	25.58%

Tarshop S.A.	Common shares 1 vote	48,759,288	12,098	14,253	Not publicly traded	Consumer financing	Argentina	09.30.15	243,796	(10,740)	223,030	20.00%
	Irrevocable contributions		32,500	22,000
	Intergroup transactions		(3,762)	(3,985)
Total Associates			2,196,761	2,619,457
Total investments in associates and joint ventures			2,387,325	2,809,618

(1)   The balances correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to IFRS have been considered.

(2)   Amounts stated in US dollars (US$).

(3)   Market value in NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

38.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.15	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	13,312	9.322	124,090	10,979	8.988	98,681
Euros	1	10.404	6	-	10.005	3
Uruguayan Pesos	1,074	0.322	346	1,122	0.334	375
New Israel Shekel	-	-	-	15,005	2.381	35,726
Receivables with related parties:
US Dollar	4,134	9.422	38,953	4,053	9.088	36,830
Total trade and other receivables			163,395			171,615
Investments in financial assets
US Dollar	46,324	9.322	431,831	26,618	8.988	239,246
Pounds	626	14.134	8,854	721	14.134	10,196
New Israel Shekel	2,834	2.401	6,807	2,672	2.381	6,361
Investments with related parties:
US Dollar	34,030	9.422	320,628	50,472	9.088	458,685
Total investments in financial assets			768,120			714,488
Derivative financial instruments
New Israel Shekel	149,737	2.401	359,591	95,936	2.381	228,415
Total derivative financial instruments			359,591			228,415
Cash and cash equivalents
US Dollar	71,249	9.322	664,181	33,541	8.988	301,463
Euros	110	10.404	1,143	109	10.005	1,094
Brazilian Reais	14	2.700	37	12	3.000	35
Swiss francs	-	8.720	1	-	8.720	1
Uruguayan Pesos	34	0.322	11	24	0.334	8
New Israel Shekel	20	2.401	47	968	2.381	2,304
Pounds	1	14.134	11	2	14.134	32
Total cash and cash equivalents			665,431			304,937
Total assets as of 09.30.15			1,956,537
Total assets as of 06.30.15						1,419,455

Liabilities
Trade and other payables
US Dollar	9,176	9.422	86,457	8,347	9.088	75,862
Uruguayan Pesos	208	0.323	67	63	0.335	21
Payables with related parties:
US Dollar	24	9.422	222	32	9.088	289
Total trade and other payables			86,746			76,172
Borrowings
US Dollar	399,861	9.422	3,767,494	402,796	9.088	3,660,607
Borrowings with related parties:
US Dollar	4,394	9.422	41,401	4,518	9.088	41,057
Total borrowings			3,808,895			3,701,664
Derivative Financial Instruments
New Israel Shekel	208,112	2.401	499,779	207,968	2.407	500,580
Total derivative financial instruments			499,779			500,580
Provisions
US Dollar	10	9.422	94	10	9.088	91
Total Provisions			94			91
Salaries and social security liabilities
Uruguayan Pesos	329	0.323	106	587	0.335	197
Total Salaries and social security liabilities			106			197
Total liabilities as of 09.30.15			4,395,620
Total liabilities as of 06.30.15						4,278,704

(1)   Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.

(2)   Exchange rate as of September 30 and June 30, 2015 according to Banco Nación Argentina records.

(3)   The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

39.          Subsequent events

•   In October 2015, the deposit made as collateral for potential expenses related to the sale of the Madison building was released and distributed among the participating parties as follows: the Group, through Rigby, received US$ 0.91 million; the buyer of the building received US$ 0.06 million, and the remaining balance was applied to expenses.

•   On October 30, 2015, the Company’s Annual Shareholders’ Meeting related to the fiscal year ended June 30, 2015, appointed the new members of the Supervising Commission and the Board of Directors; approved the Board of Directors’ compensation; decided not to compensate the members of the Statutory Auditor Committee; it approved the amount to be paid on account of the tax on personal assets of shareholders; entrusted the Board of Directors with the implementation of a new Service Sharing Agreement; approved the Board of Director’s power regarding the Global Corporate Note Issuance Program consisting of common corporate notes not convertible into shares, with or without collateral or collateralized by third parties, and for a maximum outstanding amount of up to US$ 300 million. It was decided to adjourn the meeting to November 26, 2015, for the consideration of the following matters: (i) allocation of the income for the year, (ii) special financial statements of merger / merger – split off.

•   On October 30, 2015, the Annual Shareholder's Meeting of our subsidiary IRSA CP corresponding to the fiscal year ended June 30, 2015, approved, among others, the following issues: (i) appropriate the sum of Ps. 283,580 to payment cash dividends; (ii) ratify the interim dividend approved by the Shareholder's Meeting dated June 13, 2015 in the amount of Ps. 298,5 million; (iii) approve the Director's fees in the amount of Ps. 76,440 and (iv) approve the increase in the amount of the Global Issuance Program of Non-Convertible Notes for a maximum outstanding amount up to US$ 500 million, for an additional amount of US$ 100 million.

•   On November 5, 2015, the Group through IRSA signed the transfer deed for the sale of the 7th and 8th floors of the Maipú 1300 building. The total price of the transaction was US$ 3.0 million. Such transaction generated a gain before tax of approximately Ps. 25.9 million.

•   On October 9, 2015, the Company granted a loan in the amount of US$ 40 million to Inversiones Financieras del Sur S.A. (“IFISA”). The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + LIBOR 1M, to be determined monthly. As collateral for the loan, 73,169,991 shares of IDBD which belong to IFISA were pledged.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

39.       Subsequent events (Continued)

IDBD

On October 1, 2015, Dolphin and IFISA submitted to the court their reply to the Petition made by the Arrangement Trustees. Dolphin requested that the court reject the petition of the Arrangement Trustees based on the following grounds: (a) IFISA is not obliged to carry out Dolphin’s obligations under the Arrangement; (b) IFISA and any other company controlled by Eduardo Sergio Elsztain are eligible to engage as bidders of the Tender Offers, pursuant to the Agreement; and (c) the petition made by the Arrangement Trustees regarding the eligibility of the shares that would participate in the Tender Offers should be denied. Additionally. Dolphin stated that once the BMBY closing transaction has been completed, 106.6 million shares of IDBD in its hands would not participate as bidders in the Tender Offers, provided that such stocks are held by companies controlled by Eduardo S. Elsztain.

On October 7, 2015, the Arrangement Trustees filed with the Court their reply to Dolphin and IFISA regarding the Petition of the Arrangement Trustees.

The BMBY proceeding concluded on October 11, 2015 and IFISA acquired all ETH’s shares of stock held by IDBD (92,665,925 shares), at a share price of NIS 1.64. On closing the transaction, all the directors of ETH in IDBD submitted their irrevocable resignation to the Board, and the Shareholders’ Agreement ceased automatically in accordance with its own terms. Additionally, on the same date, Dolphin pledged additional shares as a performance bond for the Tender Offers, thereby increasing the number of pledged shares to 64,067,710.

On October 19, 2015, Dolphin and IFISA filed with the court their reply to the Petition of the Arrangement Trustees, whereby, among other things, Dolphin stated that as buyer of the Tender Offers, it is not its intention to participate, and will not participate, as seller in the Tender Offers. However, according to Dolphin’s position, any other IDBD shareholder, including the companies controlled by Eduardo S. Elsztain, is entitled to act as bidder in the Tender Offers and, in addition, Dolphin is entitled to sell shares to third parties (including companies controlled by Eduardo S. Elsztain), and such shares sold are entitled to engage as bidders in the Tender Offers, all of this without abolishing Dolphin’s commitment in respect of 106.6 million shares held by Dolphin which would not participate in the Tender Offers provided that they are held by companies controlled by Eduardo S. Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

39.       Subsequent events (Continued)

On October 20, 2015, the court issued a declaratory ruling (declaratory remedies) regarding the Petition of the Arrangement Trustees, stating that:

-   The shares in the hands of Dolphin and any other company controlled by Eduardo S. Elsztain are not entitled to participate as bidders in the Tender Offers

-   The shares held by Dolphin and/or companies controlled by Eduardo Sergio Elsztain, and which were or are transferred to third parties, will not be entitled to participate as bidders in the Tender Offers.

-   This remedy will not apply to the shares that were purchased from the minority shareholders in transactions carried out in the capital markets, which became held by IFISA.

The court dismissed the petition of the Arrangement Trustees regarding the determination that IFISA was obliged to fulfill all the commitments made under the Arrangement’s terms and conditions, but ruled that Dolphin had violated its commitment to get IFISA to undertake to fulfill the same terms and conditions of the Agreement. Dolphin and IFISA reported to IDBD their intention to appeal the court’s ruling.

On October 26, and after the court’s ruling of October 20, 2015 and its declaratory remedy, Dolphin and IFISA sent a letter stating that pursuant to their position and the details included therein: (a) the exception prescribed by the court whereby the shares that were purchased from minority shareholders and became held by IFISA is applicable to the 127,441,396 shares of IDBD held by IFISA, and to the 131,600 shares of IDBD held by Dolphin, which should be entitled to participate as bidders in the Tender Offers; and (b) regarding the 51,760,322 additional shares of IDBD held then by Dolphin, originating from purchases made to minority shareholders of IDBD, Dolphin and IFISA consider that pursuant to the court’s opinion, these shares cannot participate as bidders in the Tender Offers, only for as long as they remain in Dolphin’s possession, but Dolphin is not precluded from selling such shares to any third party, and in such case, that such third party should have the right to participate with such shares as bidder in the Tender Offers.

On October 29, 2015, the Arrangement Trustees filed an urgent petition for presumed disobedience of the court order regarding Dolphin’s and IFISA’s obligation to follow the court orders of October 20, 2015, alleging that Dolphin’s and IFISA’s letter published by IDBD on October 27, 2015, reporting the number of shares purchased from IDBD’s minority shareholders in transactions carried out in the capital markets, was contrary to the court’s decision; and, therefore, that Dolphin and IFISA were acting in contempt of court. The Arrangement Trustees also stated that given that Dolphin and IFISA were deliberately disregarding the court’s decision, and in light of the damages caused daily to the public, including the creditors subject to the Arrangement, the court should impose a substantial fine to be defined by it, for each day that Dolphin and IFISA disregarded the court’s ruling.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

39.          Subsequent events (Continued)

On October 29, 2015, Dolphin and IFISA filed an appeal with the Supreme Court challenging the court ruling dated October 20, 2015, requesting also to hold a hearing for the appeal urgently. The appeal hearing was set for September 16, 2015.

On November 2, Dolphin and IFISA submitted their reply to this petition, requesting that the court should reject the petition, on the ground that the Contempt of Court Ordinance is not applicable to declaratory remedies and that Dolphin and IFISA did not violate any court order. On November 4, the Arrangement Trustees submitted a replication to Dolphin and IFISA, and on November 5 the court decided to reject the petition to declare Dolphin and IFISA in contempt of court. However, the court stated that the interpretation of Dolphin and IFISA regarding the exception of the ruling dated October 20, 2015 contained in the letter sent by Dolphin and IFISA was contrary to the exception scope.

On that same November 5, the Arrangement Trustees sent a letter to Dolphin and IFISA requiring that, after the court ruling issued on that same date, they should amend the letter and report to the Israel Securities Authority and IDBD that the Tender Offers would be offered by IDBD’s minority shareholders; and that Dolphin, IFISA and/or any other company under the control of Eduardo S. Elsztain should not act as bidders in the Tender Offers. And additionally, that any share transferred by them to any third parties should not be entitled to engage in the Tender Offers as bidders either. That same day, the Arrangement Trustees sent a letter to IDBD requesting them to amend the letter of Dolphin and IFISA on the same terms described above.

The company is discussing the impact of the court’s decision dated October 20, 2015 on its financial statements, and its defense strategy; as well as the impact of the conclusion of the BMBY proceeding with IFISA as the buyer of ETH’ stocks.

As of November 9, 2015, 33,825,397 IDBD’s shares of Dolphin are locked up under TASE regulations (lock-up provisions) until November 11, 2015 (inclusive), when such lock-up provisions expire.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal address: Bolivar 108 – 1° floor

Autonomous City Buenos Aires

Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2015, and the unaudited condensed interim consolidated statement of income and comprehensive income for the three-month period ended September 30, 2015 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated statement of cash flows for the three-month period ended September 30, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)           the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)           we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

d)          at September 30, 2015, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 65,951.86 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2015

PRICE WATERHOUSE & Co. S.R.L. (Socio) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 326 F° 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Socio) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2015 and for the three-month periods ended September 30, 2015 and 2014

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position

as of September 30, 2015 and June 30, 2015

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2015	06.30.2015
ASSETS
Non-current Assets
Investment properties	6	574,603	411,741
Property, plant and equipment	7	3,034	2,681
Trading properties	8	9,893	10,681
Intangible assets	9	52,319	52,334
Investments in subsidiaries, associates and joint ventures	5	2,758,213	3,315,254
Deferred income tax assets	20	230,603	282,727
Income tax and minimum presumed income tax credit		100,210	100,210
Trade and other receivables	12	2,354,603	2,248,027
Investments in financial assets	13	100,106	100,103
Total Non-current Assets		6,183,584	6,523,758
Current Assets
Trading properties	8	788	-
Inventories	10	493	497
Trade and other receivables	12	177,876	215,434
Income tax and minimum presumed income tax ("MPIT") credit		12,833	13,231
Investments in financial assets	13	218,499	95,931
Cash and cash equivalents	15	49,007	3,469
Total Current Assets		459,496	328,562
TOTAL ASSETS		6,643,080	6,852,320
SHAREHOLDERS’ EQUITY
Share capital		574,874	574,451
Treasury stock		3,802	4,225
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Additional paid-in capital from treasury stock		10,733	7,233
Cost of treasury stock		(30,130)	(33,729)
Changes in non-controlling interest		(14,258)	(5,659)
Reserve for share-based payments		61,055	63,824
Legal reserve		116,840	116,840
Special reserve		3,824	3,824
Cumulative translation adjustment		341,062	305,852
Retained earnings		245,248	520,940
TOTAL SHAREHOLDERS’ EQUITY		2,229,502	2,474,253
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	7,010	3,298
Borrowings	19	2,953,726	2,818,627
Provisions	18	2,740	1,253
Other Liabilities	5	327,956	583,074
Total Non-Current Liabilities		3,291,432	3,406,252
Current Liabilities
Trade and other payables	16	138,098	95,555
Derivative financial instruments	14	1,044	-
Salaries and social security liabilities	17	1,137	1,549
Borrowings	19	957,057	849,646
Provisions	18	24,810	25,065
Total Current Liabilities		1,122,146	971,815
TOTAL LIABILITIES		4,413,578	4,378,067
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,643,080	6,852,320

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director Acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income

for the three-month periods beginning on July 1st, 2015 and 2014 and ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2015	09.30.2014
Income from sales, rents and services	22	15,315	72,418
Income from expenses	22	3,295	16,746
Costs	23	(8,234)	(24,893)
Gross Profit		10,376	64,271
Gain from disposal of investment properties	6	89,431	20,977
General and administrative expenses	24	(23,907)	(20,338)
Selling expenses	24	(5,708)	(5,031)
Other operating results, net	26	(3,801)	(4,288)
Profit from operations		66,391	55,591
Share of profit of subsidiaries, associates, and joint ventures	5	(202,827)	83,154
(Loss) / Profit from operations before financial results and income tax		(136,436)	138,745
Finance income	27	139,741	20,942
Finance cost	27	(225,802)	(200,729)
Other financial results	27	(669)	(443)
Financial results, net	27	(86,730)	(180,230)
Loss before income tax		(223,166)	(41,485)
Income tax	20	(52,526)	44,743
(Loss) / Profit for the period		(275,692)	3,258

(Loss) / Profit per share for the period:
Basic		(0.48)	0.01
Diluted		(0.48)	0.01

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income

for the three-month periods beginning on July 1st, 2015 and 2014 and ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Three months
	09.30.2015	09.30.2014
(Loss) / Profit for the period	(275,692)	3,258
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	35,210	36,656
Other comprehensive income for the period (i)	35,210	36,656
Total comprehensive (loss) / income for the period	(240,482)	39,914

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Additional Paid-in Capital from Treasury Stock	Cost of Treasury Stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Cumulative translation adjustment	Retained earnings	Total Shareholders' equity
Balance at June 30, 2015	574,451	4,225	123,329	793,123	7,233	(33,729)	(5,659)	63,824	116,840	3,824	305,852	520,940	2,474,253
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(275,692)	(275,692)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	35,210	-	35,210
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	-	-	35,210	(275,692)	(240,482)
Changes in non-controlling interest	-	-	-	-	-	-	(8,599)	-	-	-	-	-	(8,599)
Share–based compensation plan cancellations	423	(423)	-	-	3,500	3,599	-	(7,099)	-	-	-	-	-
Reserve for share-based compensation	-	-	-	-	-	-	-	4,330	-	-	-	-	4,330
Balance at September 30, 2015	574,874	3,802	123,329	793,123	10,733	(30,130)	(14,258)	61,055	116,840	3,824	341,062	245,248	2,229,502

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1)       Related to CNV General Resolution N° 609/12. See Note 21.

(2)       Includes Ps. 811 of inflation adjustment of Treasury Stock. See Note 21.

. Fernando A. Elsztain Director Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share Capital	Treasury stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Additional Paid-in Capital from Treasury Stock	Cost of Treasury Stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Total Shareholders' equity
Balance at June 30, 2014	573,771	4,905	123,329	793,123	-	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244
Profit for the period	-	-	-	-	-	-	-		-	-	-	-	3,258	3,258
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	-	36,656	-	36,656
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	-	36,656	3,258	39,914
Reserve for share-based compensation	-	-	-	-	-	-	-	10,064		-	-	-	-	10,064
Changes in non-controlling interest	-	-	-	-	-	-	4,904	-	-	-	-	-	-	4,904
Balance at September 30, 2014	573,771	4,905	123,329	793,123	-	(37,906)	(16,904)	63,299	116,840	375,487	413,206	435,587	(781,611)	2,063,126

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(1)       Related to CNV General Resolution N° 609/12. See Note 21.

(2)       Includes Ps. 1,045 of inflation adjustment of Treasury Stock. See Note 21.

. Fernando A. Elsztain Director Acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2015	09.30.2014
Operating activities:
Cash generated from the operations	15	107,899	6,585
Net cash generated by operating activities		107,899	6,585
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(38,099)	(2,916)
Additions of investment properties	6	(199)	(168,499)
Proceeds from sale of investment properties		70,978	23,864
Additions of property, plant and equipment	7	(465)	(380)
Additions of intangible assets	9	-	(28)
Additions of investments in financial assets		(193,861)	(141,202)
Proceeds from sale of investments in financial assets		222,549	138,711
Purchases of subsidiaries, associates and joint ventures		(1,573)	(1,094)
Loans granted to subsidiaries, associates and joint ventures		-	(9)
Net cash generated by (used in) investing activities		59,330	(151,553)
Financing activities:
Bank overdrafts, net		265,255	211,144
Proceeds from borrowings		-	110,000
Payment of non-convertible notes		(95,636)	-
Reissuance non-convertible notes		6,562	-
Repurchase of non-convertible notes		(120,514)	-
Dividends paid	21	-	(48,179)
Interest paid		(175,002)	(149,721)
Payment of borrowings from subsidiaries, associates and joint ventures		-	(1,375)
Proceeds from borrowings from subsidiaries, associates and joint ventures		2,077	10,689
Payment related to derivative financial instruments		(4,593)	(369)
Net cash (used in) generated by financing activities		(121,851)	132,189
Net Increase / (Decrease) in cash and cash equivalents		45,378	(12,779)
Cash and cash equivalents at the beginning of the year	15	3,469	43,440
Foreign exchange gain on cash and cash equivalents		160	822
Cash and cash equivalents at end of period		49,007	31,483

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Fernando A. Elsztain Director Acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2015.

2.             Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.      Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution N° 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2015 prepared in accordance with the Technical Resolution N° 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2015 and 2014 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s three-month periods ended September 30, 2015 and 2014 results do not necessarily reflect the proportion of the Company’s full-year results.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.      Significant accounting policies

            The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2015, and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.      Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2015, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.         Comparative Information

Balance items as of September 30, 2014 and June 30, 2015 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

3.         Acquisition and disposals

Company’s Merger and Spin-off – Merger with Solares de Santa María S.A. and Unicity S.A., and Spin-off – Merger with E-Commerce Latina S.A.

Pursuant to the previous merger and spin-off commitment undertaken on September 16, 2015, the following transactions were agreed upon:

a)      the “Takeover Merger” with Solares de Santa María S.A. (Solares) where Solares would be the acquired or target company and IRSA Inversiones y Representaciones Sociedad Anónima would be the acquirer;

b)      the “Takeover Merger” with Unicity S.A. (Unicity), where Unicity would be the acquired or target company and IRSA Inversiones y Representaciones Sociedad Anónima would be the acquirer;

c)      the spin-off of a 7.96% E-Commerce Latina S.A.’s (ECLSA) equity, which accounts for a 11.39% equity interest in Solares, in order for that interest to be subsequently merged into IRSA Inversiones y Representaciones Sociedad Anónima. ECLSA shall retain the ownership of all of its other rights, obligations, assets and liabilities.

 The Company’s annual shareholders’ meeting held on October 30, 2015 was adjourned until November 26, 2015, at which time the shareholders will consider the approval of all documents related to the merger and the spin-off-merger.

The following table summarizes the effect the merger, and the spin-off-merger would have had on the Company’s separate balance sheet as of June 30, 2015.

Caption	Issued Financial Statements	Solares	Unicity	ECLSA spin-off assets	Eliminations / Reclassifications	Merged Financial statements
	as of June 30, 2015	as of June 30, 2015	as of June 30, 2015	as of June 30, 2015	as of June 30, 2015
	Ps.				Ps.	Ps.
Non-current Assets	6,619,932	321,382	29,775	21,373	(364,926)	6,627,536
Current Assets	336,065	1,143	77	-	(6,714)	330,571
Total Assets	6,955,997	322,525	29,852	21,373	(371,640)	6,958,107
Shareholders' Equity	2,474,253	313,722	29,830	21,373	(364,925)	2,474,253
Non-Current Liabilities	3,502,426	89	1	-	(8)	3,502,508
Current Liabilities	979,318	8,714	21	-	(6,707)	981,346
Total Liabilities	4,481,744	8,803	22	-	(6,715)	4,483,854

See other acquisitions and disposals made by the Company for the three-month period ended September 30, 2015 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.         Financial risk management and fair value estimates

4.1       Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2       Fair value estimates

Since June 30, 2015 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost) (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015) nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015:

Subsidiaries, Associates and Joint ventures

	September 30, 2015	June 30, 2015
Beginning of the period / year	2,732,180	3,441,214
Capital contribution	38,099	1,378,412
Acquisition of non-controlling interest	(7,026)	21,806
Merger–spin-off (iv)	(165,379)	-
Share of (loss) / profit, net	(202,827)	718,923
Translation adjustment	35,210	(93,079)
Dividends distribution (i)	-	(454,670)
Capital reduction (ii)	-	(123,075)
Reimbursement of expired dividends	-	779
Intergroup transactions from transfer of assets	-	(2,158,130)
End of the period / year (iii)	2,430,257	2,732,180

(i)    During the year ended June 30, 2015, IRSA Propiedades Comerciales, Cyrsa S.A., BHSA, Inversora Bolivar S.A. and E-Commerce Latina S.A., distributed dividends for an amount of Ps. 418.4 million, Ps. 31.0 million, Ps. 2.2 million, Ps. 1.7 million, and Ps. 1.4 million, respectively.

(ii)   During the year ended June 30, 2015, Cyrsa S.A. and Nuevas Fronteras S.A. made a capital reduction to the Company in the amount of Ps. 110.9 and Ps. 12.2, respectively.

(iii)   As of September 30, 2015 and June 30, 2015 includes Ps. 327,956 and Ps. 583,074, respectively, corresponding to equity interest in IRSA Propiedades Comerciales S.A., included in Other liabilities non-current. Even though the Company has positive financial position and income, under applicable accounting standards, the Company has recorded an adjustment to consolidated income items included in the asset balance of the subsidiary (transferred to this as part of the transaction indicated in Note 3 to the Annual Financial Statements), resulting in a negative accounting exposure. This effect will be reverting in future fiscal years by way of an amortization over the residual useful life of the real property transferred and/or by total or partial disposition of those assets.

(iv)  See Note 3.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Total
At July 1st, 2014:
Costs	802,835	119,449	922,284
Accumulated depreciation	(185,419)	-	(185,419)
Residual value	617,416	119,449	736,865
Year ended June 30, 2015:
Additions	217,308	-	217,308
Transfers of property, plant and equipment	5,534	-	5,534
Disposals	(532,814)	(1,564)	(534,378)
Depreciation (i)	(13,588)	-	(13,588)
Residual value at the year end	293,856	117,885	411,741
At June 30, 2015:
Costs	328,990	117,885	446,875
Accumulated depreciation	(35,134)	-	(35,134)
Residual value	293,856	117,885	411,741
Period ended September 30, 2015:
Additions	199	-	199
Additions as a result of the merger (ii)	12,510	158,951	171,461
Disposals	(4,678)	(2,895)	(7,573)
Depreciation (i)	(1,225)	-	(1,225)
Residual value at period end	300,662	273,941	574,603
At September 30, 2015:
Costs	333,269	273,941	607,210
Accumulated depreciation	(32,607)	-	(32,607)
Residual value	300,662	273,941	574,603

(i)   Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 24).

(i)   See Note 3.

The following amounts have been recognized in the statement of income:

	September 30, 2015	September 30, 2014
Rental and service income	15,315	71,312
Income from collected expenses	3,295	16,746
Rental properties maintenance and operation	(6,026)	(24,022)
Maintenance of undeveloped land	(1,818)	(228)
Gain from disposal of investment properties	89,431	20,977

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Investment properties (Continued)

The following is a detailed summary of the investment properties of the Company by type as of September 30, 2015 and June 30, 2015.

Name	Net book amount
	September 30, 2015	June 30, 2015
Office building and Other rental properties portfolio:
Bouchard 551	7,585	7,698
Dique IV	51,043	51,836
Libertador 498	3,972	3,938
Madero 1020	108	113
Maipú 1300	9,914	14,713
Rivadavia 2768	263	281
La Adela	214,594	214,594
Constitución 1111	673	683
Santa María del Plata	12,510	-
Total Office and Other rental properties portfolio	300,662	293,856
Undeveloped Parcels of land:
Catalinas Norte	109,496	109,496
Pilar	1,550	1,550
Santa María del Plata	158,951	-
Others	3,944	6,839
Total of undeveloped parcels of land	273,941	117,885
Total	574,603	411,741

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.         Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Hotels and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2014:
Costs	19,364	3,124	12,254	221	34,963
Accumulated depreciation	(12,611)	(2,731)	(11,236)	(221)	(26,799)
Residual value	6,753	393	1,018	-	8,164
Year ended June 30, 2015:
Additions	73	59	969	-	1,101
Transfers of property, plant and equipment	(5,534)	-	-	-	(5,534)
Disposals	-	(2)	(416)	-	(418)
Depreciation (i)	(14)	(69)	(549)	-	(632)
Residual value at the year end	1,278	381	1,022	-	2,681
At June 30, 2015:
Costs	13,903	3,172	12,445	221	29,741
Accumulated depreciation	(12,625)	(2,791)	(11,423)	(221)	(27,060)
Residual value	1,278	381	1,022	-	2,681
Period ended September 30, 2015:
Additions	-	-	465	-	465
Additions as a result of the merger (ii)	-	-	42	-	42
Depreciation (i)	(3)	(17)	(134)	-	(154)
Residual value at period end	1,275	364	1,395	-	3,034
At September 30, 2015:
Costs	13,903	3,172	12,952	221	30,248
Accumulated depreciation	(12,628)	(2,808)	(11,557)	(221)	(27,214)
Residual value	1,275	364	1,395	-	3,034

(i)   Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income (Note 24).

(ii)  See Note 3.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.         Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Properties under development	Total
At July 1st, 2014	2,839	8,200	11,039
Disposals (i)	(358)	-	(358)
At June 30, 2015	2,481	8,200	10,681
Disposals	-	-	-
At September 30, 2015	2,481	8,200	10,681

(i)     Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 24).

The following is a detailed summary of the properties for sale of the Company by type as of September 30, 2015 and June 30, 2015:

Description	Book Values
	September 30, 2015	June 30, 2015
Properties under development:
Pereiraola	8,200	8,200
Total properties under development	8,200	8,200
Completed properties:
Abril	2,357	2,357
San Martín de Tours	124	124
Total completed properties	2,481	2,481
Total	10,681	10,681

	September 30, 2015	June 30, 2015
Net book amount
Non-current	9,893	10,681
Current	788	-
	10,681	10,681

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.         Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Goodwill	Computer software	Units to be received from barters (ii)	Total
At July 1st, 2014:
Costs	5,481	1,775	52,205	59,461
Accumulated depreciation	-	(1,568)	-	(1,568)
Residual value	5,481	207	52,205	57,893
Year ended June 30, 2015:
Additions	-	125	-	125
Disposals	(5,481)	-	-	(5,481)
Depreciation (i)	-	(203)	-	(203)
Residual value at the year end	-	129	52,205	52,334
At June 30, 2015:
Costs	-	1,900	52,205	54,105
Accumulated depreciation	-	(1,771)	-	(1,771)
Residual value	-	129	52,205	52,334
Period ended September 30, 2015:
Depreciation (i)	-	(15)	-	(15)
Residual value at period end	-	114	52,205	52,319
At September 30, 2015:
Costs	-	1,900	52,205	54,105
Accumulated depreciation	-	(1,786)	-	(1,786)
Residual value	-	114	52,205	52,319

(i)   Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).

(ii)  As of September 30, 2015 and June 30, 2015 receivables in kind representing the right to receive residential apartments in the future by way of barter agreements, are included in properties under development for an amount of Ps. 52.2 million (see Note 38 to the annual consolidated financial statements as of June 30, 2015).

10.        Inventories

Company’s inventories as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Current
Materials and other inventories (i)	493	497
Total inventories	493	497

(i)   The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.       Financial instruments by category

Determination of fair values

See determination of fair value in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables presents the financial assets and financial liabilities of the Company that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	106	-	-	106
- Mutual funds	34,002	-	-	34,002
- Non-Convertible Notes (Note 29)	38,341	-	-	38,341
- Government bonds	140,485	-	-	140,485
Cash and cash equivalents:
- Mutual funds	267	-	-	267
Total assets	213,201	-	-	213,201

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	103	-	-	103
- Mutual funds	37,133	-	-	37,133
- Non-Convertible Notes (Note 34)	36,252	-	-	36,252
- Governments Bonds	22,094	-	-	22,094
Cash and cash equivalents:
- Mutual funds	112	-	-	112
Total assets	95,694	-	-	95,694

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.       Financial instruments by category (Continued)

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
- Derivative financial instruments	(114)	(930)	-	(1,044)
Total liabilities	(114)	(930)	-	(1,044)

June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
- Derivative financial instruments	-	-	-	-
Total liabilities	-	-	-	-

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (see Note 14).

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve, Foreign exchange curve.

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Trade and other receivables

Company’s trade and other receivables, as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Sale, leases and services receivable	719	508
Receivables from the sale of properties	21,896	-
Non-current trade receivables	22,615	508
Trade accounts receivables of joint ventures	3,729	3,595
VAT receivables	2,459	-
Others	368	955
Non-current other receivables	6,556	4,550
Related parties (Note 29)	2,325,432	2,242,969
Total non-current trade and other receivables	2,354,603	2,248,027
Current
Leases and services receivables	12,168	12,002
Receivables from the sale of properties	4,651	124
Checks to be deposited	468	-
Overdue debtors and debtors under legal proceedings	8,016	7,767
Less: Allowance for trade accounts receivables	(10,904)	(9,885)
Trade accounts receivables	14,399	10,008
Gross sales tax credit	1,770	1,403
Other tax receivables	5,372	5,402
Prepaid expenses	3,579	4,736
Expenses and services to recover	6,760	6,990
Advance payments	2,835	2,615
Advance payments related to foreign currency future contracts	-	75
Others	1,084	1,073
Current other receivables	21,400	22,294
Related parties (Note 29)	142,077	183,132
Current trade and other receivables	177,876	215,434
Total trade and other receivables	2,532,479	2,463,461

Movements on the Company’s allowance for trade and other receivables are as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	9,885	8,114
Charges for the period / year (Note 24)	1,100	3,086
Unused amounts reversed (Note 24)	(81)	(1,315)
End of the period / year	10,904	9,885

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Trade and other receivables (Continued)

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

13.        Investments in financial assets

Company’s investments in financial assets as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	106	103
Financial assets at amortized cost
Convertible Notes related parties (Note 29)	100,000	100,000
Total Non-current investments in financial assets	100,106	100,103
Current
Financial assets at fair value
Mutual funds	34,002	37,133
Non-Convertible Notes related parties (Note 29)	38,341	36,252
Government bonds	140,485	22,094
Financial assets at amortized cost
Convertible Notes related parties (Note 29)	5,671	452
Total current investments in financial assets	218,499	95,931
Total investments in financial assets	318,605	196,034

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Derivative financial instruments

Company’s derivative financial instruments as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Liabilities
Current
Foreign-currency future contracts	(1,044)	-
Total derivative financial instruments	(1,044)	-
Total derivative financial instruments	(1,044)	-

Group’s future exchanges contracts pending as of September 30, 2015 and June 30, 2015 are as follows:

Futures	Amount (US$)	Due date	September 30, 2015	June 30, 2015
Banco Galicia	3,000	04/29/2016	(930)	-
Banco SBS	3,000	04/29/2016	-	-
Banco SBS	4,150	05/31/2016	33	-
Banco Cohen	4,000	01/29/2016	(12)	-
Banco Finansur	15,000	03/31/2016	(135)	-
Total	29,150		(1,044)	-

15.          Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Cash at bank and on hand	48,740	3,357
Mutual funds	267	112
Total cash and cash equivalents	49,007	3,469

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.          Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2015 and 2014:

	Note	September 30, 2015	September 30, 2014
(Loss) / Profit for the period		(275,692)	3,258
Adjustments for:
Income tax	20	52,526	(44,743)
Depreciation and amortization	24	1,394	6,618
Loss from disposal of investment properties	6	(89,431)	(20,977)
Gain from repurchase of Non-Convertible Notes		297	-
Share-based compensation plan	25, 28	1,402	2,586
Changes in fair value of investments in financial assets	27	(5,340)	(818)
Gain from derivative financial instruments		5,712	1,261
Interest expense, net		59,729	95,822
Provisions and allowances		2,251	3,833
Share of gain / (loss) from of subsidiaries, associates and joint ventures		202,827	(83,154)
Unrealized foreign exchange loss, net		20,122	78,153
Decrease / (Increase) in inventories		4	(34)
Decrease in trading properties		-	79
Decrease / (Increase) in trade and other receivables		93,432	(788)
Increase / (Decrease) in trade and other payables		39,111	(31,212)
Decrease in salaries and social security liabilities		(444)	(1,938)
Decrease in provisions		-	(1,361)
Net cash generated by operating activities		107,899	6,585

Additional information	09.30.2015	09.30.2014
Reserve for share-based compensation	4,330	7,478
Cumulative translation adjustment	35,210	36,656
Changes in non-controlling interest	8,599	10,583
Increase in investment properties through a decrease in financial assets	-	48,196
Increase in trade and other receivables through a decrease in investments in associates and joint ventures	-	112,431
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures	-	12,493
Decrease in trade and other receivables through a decrease in borrowings	205	-
Increase in borrowings through an increase in investments in financial assets	140,000	-
Use of tax loss carryforwards	9,244	-

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.          Cash flow information (Continued)

Balances added as a result of the merger
Assets	09.30.2015
Investments in financial assets	39
Trade and other receivables	2,299
Income tax and minimum presumed income ("MPIT") tax credit	(1,039)
Deferred income tax assets	403
Investments in subsidiaries, associates and joint ventures	(165,379)
Investment properties	171,460
Property, plant and equipment	42
Total Assets	7,825

Liabilities
Borrowings	(762)
Trade and other payables	(7,062)
Payroll and social security liabilities	(9)
Total Liabilities	(7,833)
Cash added as a result of the merger	(7)

16.          Trade and other liabilities

Company’s trade and other payables as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Non-current
Sales, rent and services payments received in advance	256	349
Tenant deposits	90	193
Total non-current trade payables	346	542
Tax amnesty plan for payable taxes	2,354	2,732
Other tax payables	866	-
Non-current other payables	3,220	2,732
Related parties (Note 29)	3,444	24
Total non-current trade and other payables	7,010	3,298

Current
Trade payables	3,833	3,405
Invoices to be received	10,901	10,440
Customers advances	5,598	6,893
Sales, rent and services payments received in advance	2,319	1,504
Tenant deposits	945	1,019
Total current trade payables	23,596	23,261
Dividends payable to non-controlling shareholders	9,230	9,230
Tax on shareholders’ personal assets	2,609	1,759
Others	1,410	1,127
Total current other payables	13,249	12,116
Related parties (Note 29)	101,253	60,178
Total current trade and other payables	138,098	95,555
Total trade and other payables	145,108	98,853

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.         Payroll and social security liabilities

Company’s Salaries and social security liabilities as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Current
Provision for vacation, bonuses and others	948	1,182
Social security payable	161	280
Salaries payable	23	68
Others	5	19
Total current salaries and social security liabilities	1,137	1,549
Total salaries and social security liabilities	1,137	1,549

18.         Provisions

The table below shows the movements in Company's provisions:

Labor, legal and other claims
At June 30, 2015	26,318
Additions	1,544
Decreases	(312)
At September 30, 2015	27,550

The breakdown of total current and non-current provisions is as follows:

	September 30, 2015	June 30, 2015
Non-current	2,740	1,253
Current	24,810	25,065
	27,550	26,318

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.         Borrowings

Company’s borrowings as of September 30, 2015 and June 30, 2015 were as follows:

						Book value
	Secured / unsecured	Currency	Fixed Rate / floating	Effective interest rate %	Nominal value of share capital	September 30, 2015	June 30, 2015
Non-current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	150,000	1,412,064	1,355,434
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	1,395,082	1,344,628
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	10,739	10,730
Finance lease obligations	Secured	US$	Fixed	7% to 12.8%	26	127	7
Finance lease obligations	Secured	Ps.	Fixed	33.52%	365	162	-
Borrowings non-current						2,818,174	2,710,799
Related parties (Note 29) (1)						135,552	107,828
Total non-current borrowings						2,953,726	2,818,627
Current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	150,000	19,351	47,416
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	31,603	69,675
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	265	258
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	209,398	-	214,084
Bank overdrafts	Unsecured	Ps.	Floating	-	-	617,603	351,853
Finance lease obligations	Secured	US$	Fixed	7% to 12,80%	15	111	131
Finance lease obligations	Secured	Ps.	Fixed	33.52%	365	94	-
Bank loans	Unsecured	Ps.	Fixed	23%	100,000	100,000	100,000
Borrowings current						769,027	783,417
Related parties (Note 29) (1)						188,030	66,229
Total Current borrowings						957,057	849,646
Total borrowings						3,910,783	3,668,273

NCN: Non-convertible Notes

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.          Borrowings (Continued)

(1)   Related parties breakdown:

	Secured / unsecured	Currency	Fixed Rate / floating	Effective interest rate %	Nominal value	September 30, 2015	June 30, 2015
Non-current
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	20,576	25,885	20,576
Inversora Bolívar S.A.	Unsecured	Ps.	Floating	Badlar	6,930	8,922	-
E-commerce Latina S.A.	Unsecured	Ps.	Floating	Badlar	5,945	8,047	-
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	14,811	17,208	14,438
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8,012	75,490	72,814
Total Non-current related parties borrowings						135,552	107,828
Current
Inversora Bolivar S.A.	Unsecured	Ps.	Floating	Badlar	6,930	-	8,560
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	20,576	-	4,221
IRSA Propiedades Comerciales S.A. (IRSA CP)	Unsecured	US$	Fixed	Libor 12m + 200 points	179,614	180,117	38,291
E-commerce Latina S.A.	Unsecured	Ps.	Floating	Badlar	5,945	-	7,930
Ritelco S.A.	Unsecured	Ps.	Floating	Badlar	3,495	5,506	5,322
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8,012	2,407	1,905
Total current related parties borrowings						188,030	66,229
Total related parties borrowings						323,582	174,057

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	September 30, 2015	September 30, 2014
Current income tax	(9,244)	-
Deferred income tax	(43,282)	44,743
Income tax	(52,526)	44,743

The gross movement on the deferred income tax account is as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	282,727	327,789
Additions as a result of the merger (i)	402	-
Use of tax loss carryforwards	(9,244)	(157,367)
Income tax	(43,282)	112,305
End of period / year	230,603	282,727

(i)   See Note 3.

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Net income at tax rate	(78,108)	(14,520)
Permanent differences:
Share of profit / (loss) from subsidiaries, associates and joint ventures	129,932	(29,104)
Non-deductible items and others	702	(1,119)
Income tax	52,526	(44,743)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry forwards in Argentina expire within 5 years.

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.          Shareholders’ Equity

See description of the different items of the Company's equity in Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.          Revenues

	September 30, 2015	September 30, 2014
Rental and scheduled rent increases	14,649	69,065
Property management fee	666	1,277
Others	-	970
Rental and service income	15,315	71,312
Sale of trading properties	-	1,106
Total income from sales, rents and services	15,315	72,418
Expenses	3,295	16,746
Total revenues	18,610	89,164

23.          Costs

	September 30, 2015	September 30, 2014
Leases and services costs	6,026	24,022
Cost of sales and development	2,208	871
Total cost of property operations	8,234	24,893
Total costs	8,234	24,893

24.          Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Expenses by nature (Continued)

For the period ended September 30, 2015:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	1,601	-	11,697	1,552	14,850
Director´s fees	-	-	5,207	-	5,207
Maintenance, security, cleaning, repairs and others	1,579	1,253	1,028	9	3,869
Taxes, rates and contributions	823	625	16	2,248	3,712
Fees and payments for services	54	84	2,301	178	2,617
Leases and service charges	366	175	935	82	1,558
Depreciation and amortization	1,184	-	183	27	1,394
Public services and others	317	68	892	39	1,316
Traveling, transportation and stationery	73	3	1,100	38	1,214
Allowance for trade and other receivables (charge and recovery, net)	-	-	-	1,019	1,019
Bank charges	-	-	548	-	548
Advertising and others selling expenses	-	-	-	516	516
Others	29	-	-	-	29
Total expenses by nature	6,026	2,208	23,907	5,708	37,849

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Expenses by nature (Continued)

For the period ended September 30, 2014:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	4,140	165	11,655	1,413	17,373
Director´s fees	-	-	3,538	-	3,538
Maintenance, security, cleaning, repairs and others	5,254	56	149	14	5,473
Taxes, rates and contributions	3,599	428	39	2,071	6,137
Fees and payments for services	21	5	1,533	465	2,024
Leases and service charges	508	80	573	23	1,184
Depreciation and amortization	6,412	1	182	23	6,618
Public services and others	3,816	48	985	66	4,915
Traveling and transportation and stationery	77	9	1,076	87	1,249
Allowance for trade and other receivables (charge and recovery, net)	-	-	-	419	419
Bank charges	-	-	608	-	608
Advertising and others selling expenses	-	-	-	450	450
Others	195	-	-	-	195
Cost of sale of trading properties	-	79	-	-	79
Total expenses by nature	24,022	871	20,338	5,031	50,262

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Employee costs

	September 30, 2015	September 30, 2014
Salaries, bonuses and social security costs	12,137	13,786
Costs of equity incentive plans and defined contribution	1,684	2,553
Other expenses and benefits	1,029	1,034
Total employee costs	14,850	17,373

26.          Other operating results, net

	September 30, 2015	September 30, 2014
Tax on shareholders’ personal assets	(849)	(508)
Donations	(1,769)	(368)
Lawsuits and other contingencies (1)	(1,292)	(1,512)
Others	109	(1,900)
Total other operating results, net	(3,801)	(4,288)

(1)         Includes legal costs and expenses

27.          Financial results, net

	September 30, 2015	September 30, 2014
Finance income:
- Interest income	55,879	3,983
- Foreign exchange gains	83,862	16,959
Total finance income	139,741	20,942

Finance costs:
- Interest expense	(115,608)	(99,805)
- Foreign exchange losses	(105,425)	(95,990)
- Other finance costs	(4,769)	(4,934)
Total finance costs	(225,802)	(200,729)
Other financial results:
- Fair value gain in financial assets	5,340	818
- Loss on derivative financial instruments	(5,712)	(1,261)
- Loss on repurchase of Non-Convertible Notes	(297)	-
Total other financial results	(669)	(443)
Total financial results, net	(86,730)	(180,230)

28.          Share-based payments

For more details on share-based payments, see Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.     Related party transactions

The following is a summary of the balances with related parties as of September 30, 2015:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Ultimate Parent Company
CRESUD S.A.C.I.F. y A.	Sale of property	-	216	-	-	-	-	-	-
	Corporate services	-	-	-	-	-	(23,063)	-	-
	Reimbursement of expenses	-	-	-	-	-	(2,980)	-	-
	Long-term incentive program	-	-	-	-	-	(5,266)	-	-
	Management fees	-	-	-	-	-	(20)	-	-
	Leases	-	558	-	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(16,919)	(337)
Total Ultimate Parent Company		-	774	-	-	-	(31,329)	(16,919)	(337)
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	1	-	-	-	(602)	-	-
Total Associates		-	1	-	-	-	(602)	-	-
Associates IRSA CP
Tarshop S.A	Leases	-	-	-	-	-	(36)	-	-
Total Associates IRSA CP							(36)
Subsidiaries of Tyrus
Irsa International LLC	Reimbursement of expenses	-	486	-	-	-	-	-	-
Reig I	Reimbursement of expenses	-	7	-	-	-	-	-	-
Real Estate Investment Group V	Reimbursement of expenses	-	21	-	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	2,470	-	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,270	-	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	1,590	-	-	-	-	-	-
Total Subsidiaries of TYRUS		-	6,844	-	-	-	-	-	-
Subsidiaries of CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	-	-	(29)	-	-
HELMIR S.A.	Non-Convertible Notes	-	-	-	-	-	-	(25,439)	(569)
Total Subsidiaries of CRESUD		-	-	-	-	-	(29)	(25,439)	(569)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.   Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA CP	Reimbursement of expenses	-	-	-	-	-	(35,997)	-	-
	Corporate services	-	-	-	-	-	(21,610)	-	-
	Non-Convertible Notes	-	-	-	38,341	-	-	(58,019)	(1,176)
	Long-term incentive program	-	51,851	-	-	-	-	-	-
	Sale of Property	2,321,581	42,208	-	-	-	-	-	-
	Leases	-	-	-	-	-	(88)	-	-
	Borrowings	-	-	-	-	-	-	-	(180,116)
	Proceeds from Leasing	-	-	-	-	-	(825)	-	-
E. Commerce Latina S.A.	Management fees	-	1	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(8,047)	(1)
Palermo Invest S.A.	Borrowings	3,817	-	-	-	-	-	-	-
Ritelco S.A.	Non-Convertible Notes	-	-	-	-	-	-	(37,288)	(734)
	Borrowings	-	-	-	-	-	-	(75,490)	(7,913)
Inversora Bolivar S.A.	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(8,922)	-
Hoteles Argentinos S.A.	Hotel services	-	104	-	-	-	(1,891)	-	-
Tyrus S.A.	Borrowings	34	-	-	-	-	-	-	-
	Reimbursement of expenses	-	56	-	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	3,510	-	-	-	-	-	-
	Guarantee Deposits	-	-	-	-	(17)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	9	-	-	-	-	-	-
	Management fees	-	1,267	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(25,885)	-
Banco de crédito y securitización	Leases and/or rights of use	-	43	-	-	-	-	-	-
	Convertible Notes	-	-	100,000	5,671	-	-	-	-
Zetol S.A.	Reimbursement of expenses	-	2	-	-	-	-	-	-
Vista al Muelle S.A.	Reimbursement of expenses	-	7	-	-	-	-	-	-
Total Subsidiaries		2,325,432	99,058	100,000	44,012	(17)	(60,412)	(213,651)	(189,940)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of IRSA CP
Arcos de Gourmet S.A	Reimbursement of expenses	-	2	-	-	-	-	-	-
	Long-term incentive program	-	51	-	-	-	-	-	-
Emprendimiento Recoleta S.A.	Long-term incentive program	-	360	-	-	-	-	-	-
	Non-Convertible Notes	-		-	-	-	-	(16,546)	(304)
Fibesa S.A.	Reimbursement of expenses	-	4	-	-	-	-	-	-
	Long-term incentive program	-	12,009	-	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	569	-	-	-	-	-	-
	Long-term incentive program	-	979	-	-	-	-	-	-
Nuevo Puerto Santa Fe	Reimbursement of expenses	-		-	-	-	(5)	-	-
	Long-term incentive program	-	514	-	-	-	-	-	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	-	(5)	-	-
Total Subsidiaries of IRSA CP		-	14,488	-	-	-	(10)	(16,546)	(304)
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	3,291	-	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	65	-	-	-	-	-	-
	Donations	-	-	-	-	-	(581)	-	-
Estudio Zang, Bergel & Viñes	Legal Services	-	10	-	-	-	(149)	-	-
Total Other related parties		-	3,366	-	-	-	(730)	-	-
Joint Ventures of IRSA CP
Quality Invest S.A.	Reimbursement of expenses	-	196	-	-	-	-	-	-
Total Joint Ventures of IRSA CP		-	196	-	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	11	-	-	-	-	-	-
	Credit due to capital reduction	-	8,847	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(17,208)	-
Baicom Networks S.A.	Reimbursement of expenses	-	26	-	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	44	-	-	-	-	-	-
Total Joint Ventures		-	8,928	-	-	-	-	(17,208)	-
Directors
Directors	Fees	-	-	-	-	(3,419)	(8,105)	-	-
	Reimbursement of expenses	-	301	-	-	-	-	-	-
	Advances	-	8,121	-	-	-	-	-	-
	Guarantee deposits	-	-	-	-	(8)	-	-	-
Total Directors		-	8,422	-	-	(3,427)	(8,105)	-	-
Total		2,325,432	142,077	100,000	44,012	(3,444)	(101,253)	(289,763)	(191,150)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.        Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	216	-	-	-	-	-	-
	Management fees	-	-	-	-	-	(12)	-	-
	Leases and/or rights of use	-	1,160	-	-	-	-	-	-
	Corporate services	-	-	-	-	-	(17,428)	-	-
	Reimbursement of expenses	-	-	-	-	-	(4,205)	-	-
	Long-term incentive program	-	-	-	-	-	(8,087)	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(16,504)	(743)
Total Parent Company		-	1,376	-	-	-	(29,732)	(16,504)	(743)
Subsidiaries		-			-
E. Commerce Latina S.A.	Reimbursement of expenses	-	-	-	-	-	-	-	-
	Management fees	-	1	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7,930)
IRSA CP	Reimbursement of expenses	-	-	-	-	-	(13,790)	-	-
	Corporate services						(12,558)
	Leases and/or rights of use	-	-	-	-	-	(765)	-	-
	Non-Convertible Notes	-	-	-	36,252	-	-	-	-
	Share-based payments	-	-	-	-	-	-	-	-
	Long-term incentive program	-	47,743	-	-	-	-	-	-
	Sale of properties	2,239,283	88,825	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(38,291)
Solares de Santa María S.A.	Reimbursement of expenses	-	6,686	-	-	-	-	-	-
	Borrowings	7	-	-	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	3,646	-	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	-	(72,814)	(7,227)
	Non-Convertible Notes	-	-	-	-	-	-	(38,311)	(1,714)

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(8,560)
Hoteles Argentinos S.A.	Hotel services	-	104	-	-	-	(1,821)	-	-
Tyrus S.A.	Borrowings	33	-	-	-	-	-	-	-
	Reimbursement of expenses	-	48	-	-	-	(1,028)	-	-
Llao Llao Resorts S.A.	Hotel services	-	3,451	-	-	-	-	-	-
	Guarantee deposits	-	-	-	-	(16)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	-	-	-	(105)	-	-
	Management fees	-	807	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(20,576)	(4,221)
Total Subsidiaries		2,242,969	147,665	-	36,252	(16)	(30,068)	(131,701)	(67,943)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	-	-	(29)	-	-
HELMIR S.A.	Non-Convertible Notes	-	-	-	-	-	-	(27,544)	(1,254)
Total Subsidiaries CRESUD		-	-	-	-	-	(29)	(27,544)	(1,254)
Subsidiaries IRSA CP
Arcos del Gourmet S.A.	Long-term incentive program	-	55	-	-	-	-	-	-
	Reimbursement of expenses	-	2	-	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	5	-	-	-	-	-	-
	Long-term incentive program	-	328	-	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(14,721)	(670)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.        Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA CP
Fibesa S.A.	Reimbursement of expenses	-	4	-	-	-	-	-	-
	Long-term incentive program	-	10,934	-	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	589	-	-	-	-	-	-
	Long-term incentive program	-	1,089	-	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	-	(56,944)	(2,593)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	-	(5)	-	-
Total Subsidiaries IRSA CP		-	13,006	-	-	-	(5)	(71,665)	(3,263)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	468	-	-	-	-	-	-
Reig I	Reimbursement of expenses	-	6	-	-	-	-	-	-
Zetol S.A.	Reimbursement of expenses	-	2	-	-	-	-	-	-
Vista al Muelle S.A	Reimbursement of expenses	-	7	-	-	-	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	21	-	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	2,383	-	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,189	-	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	1,534	-	-	-	-	-	-
Total Subsidiaries TYRUS		-	6,610	-	-	-	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Convertible Notes	-	-	100,000	452	-	-	-	-
	Leases and/or rights of use	-	42	-	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-			-	(23)		-
Total Associates		-	42	100,000	452	-	(23)	-	-
Associates IRSA CP
Tarshop S.A.	Leases	-	-	-	-	-	(36)	-	-
Total associates IRSA CP		-	-	-	-	-	(36)	-	-

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets non-current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	11	-	-	-	-	-	-
	Credit due to capital reduction	-	8,847	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(14,438)	-
Baicom Networks S.A.	Reimbursement of expenses	-	922	-	-	-	-	-	-
	Borrowings	-	222	-	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	257	-	-	-	-	-	-
Total Joint Ventures		-	10,259	-	-	-	-	(14,438)	-
Joint Ventures IRSA CP
Quality Invest S.A.	Reimbursement of expenses	-	204	-	-	-	-	-	-
	Advanced payments	-	-	-	-	-	-	-	-
Nuevo Puerto Santa Fe	Reimbursement of expenses	-	-	-	-	-	(5)	-	-
	Long-term incentive program	-	467	-	-	-	-	-	-
Total Joint Ventures IRSA CP		-	671	-	-	-	(5)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	3,123	-	-	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	-	-	-	-	-	-
	Legal services	-	-	-	-	-	(280)	-	-
Fundación IRSA	Reimbursement of expenses	-	63	-	-	-	-	-	-
Total Other related parties		-	3,186	-	-	-	(280)	-	-
Directors and Senior Management
Directors	Fees	-	-	-	-	-	-	-	-
	Advances	-	317	-	-	-	-	-	-
	Guarantee deposits	-	-	-	-	(8)	-	-	-
Total Directors and Senior Management		-	317	-	-	(8)	-	-	-
Total		2,242,969	183,132	100,000	36,704	(24)	(60,178)	(261,852)	(73,203)

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.        Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended September 30, 2015:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations

Parent Company
Cresud S.A.C.I.F. y A.	-	265	-	(7,142)	-	(960)
Total Parent Company	-	265	-	(7,142)	-	(960)
Subsidiaries
IRSA CP	(15)	(791)	-	(5,093)	-	130,617
E-Commerce Latina S.A.	-	-	2	-	-	(321)
Inversora Bolivar S.A.	-	-	-	-	-	(362)
Baicom S.A.	-	-	-	-	-	(18)
Llao Llao Resorts S.A.	-	54	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(5,303)
Hoteles Argentinos S.A.	-	-	-	-	-	(67)
Nuevas Fronteras S.A.	-	-	348	-	-	(1,088)
Efanur S.A.	-	-	-	-	-	-
Solares de Santa María S.A.	-	-	-	-	-	-
Tyrus S.A.	-	-	-	-	-	8
Palermo Invest S.A.	-	-	-	-	-	172
Total Subsidiaries	(15)	(737)	350	(5,093)	-	123,638
Subsidiaries IRSA CP
Fibesa S.A.	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	-
Emprendimiento Recoleta S.A.	-	-	-	-	-	(388)
Total Subsidiaries IRSA CP	-	-	-	-	-	(388)

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate Services	Legal services	Financial operations

Subsidiaries Tyrus
REIG I	-	-	-	-	-	-
Total Subsidiaries Tyrus	-	-	-	-	-	-
Associates
Banco de Crédito y Securitización S.A.	-	-	-	-	-	5,219
Banco Hipotecario S.A.	-	-	-	-	-	-
Total Associates	-	-	-	-	-	5,219
Associates IRSA CP
Tarshop S.A.	-	-	-	-	-	-
Total Associates IRSA CP	-	-	-	-	-	-
Joint Ventures
Baicom S.A.	-	-	-	-	-	-
Cyrsa S.A.	-	-	-	-	-	(693)
Total Joint Ventures	-	-	-	-	-	(693)
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(380)	-
Consultores Asset Management S.A.	-	127	-	-	-	-
Fundación IRSA	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	(88)	-	-	-	-
Hamonet S.A.	-	(46)	-	-	-	-
Total Other related parties	-	(7)	-	-	(380)	-
Directors and Senior Management
Senior Management	-	-	(599)	-	-	-
Directors	-	-	(5,207)	-	-	-
Total Directors and Senior Management	-	-	(5,806)	-	-	-
Total	(15)	(479)	(5,456)	(12,235)	(380)	126,816

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.     Related party transactions (Continued)

           The following is a summary of the transactions with related parties for the three-month period ended September 30, 2014:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A	-	616	-	(7,609)	-	(2,305)	-
Total Parent Company	-	616	-	(7,609)	-	(2,305)	-
Subsidiaries
Alto Palermo S.A.	-	1,051	-	-	-	(6,405)	-
E-Commerce Latina S.A.	-	-	2	-	-	(351)	-
Inversora Bolivar S.A.	-	-	-	-	-	(409)	-
Llao Llao Resorts S.A.	-	49	-	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(2,932)	-
Hoteles Argentinos S.A.	-	-	-	-	-	(60)	-
Nuevas Fronteras S.A.	-	-	313	-	-	(1,367)	-
Efanur S.A.	-	-	-	-	-	3,270	-
Tyrus S.A.	-	-	-	-	-	14,548	-
Palermo Invest S.A.	-	-	-	-	-	(329)	-
Total Subsidiaries	-	1,100	315	-	-	5,965	-
Subsidiaries IRSA CP
Fibesa S.A.	-	392	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(1,335)	-
Emprendimiento Recoleta S.A.	-	-	-	-	-	(345)	-
Total Subsidiaries IRSA CP	-	392	-	-	-	(1,680)	-

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.     Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and salaries
Associates
Banco de Crédito y Securitización S.A.	-	915	-	-	-	-	-
Banco Hipotecario S.A.	-	336	-	-	-	-	-
Total Associates	-	1,251	-	-	-	-	-
Associates IRSA CP
Tarshop S.A.	-	1,582	-	-	-	-	-
Total Associates IRSA CP	-	1,582	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(5,606)	-
Total Joint Ventures	-	-	-	-	-	(5,606)	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(270)	-	-
Consultores Asset Management S.A.	-	-	79	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	(79)	-	-	-	-	-
Hamonet S.A.	-	(41)	-	-	-	-	-
Total Other related parties	-	(120)	79	-	(270)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(908)
Directors	-	-	-	-	-	-	(3,538)
Total Directors and Senior Management	-	-	-	-	-	-	(4,446)
Total	-	4,821	394	(7,609)	(270)	(3,626)	(4,446)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.        Special reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

31.       CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 32 Equity investments
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trading and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 8 Trading properties and Note 24 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 33 Foreign currency assets and liabilities

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.       Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
IRSA Propiedades Comerciales S.A.	Common shares 1 vote	120,500,167	1,343,780	1,596,363	120.00	Real estate	Argentina	09.30.15	126,014	103,003	1,061,315	95.71%
	Intergroup transactions		(2,072,489)	(2,586,969)
	Higher value		400,753	407,531

Banco Hipotecario S.A. (1)	Common shares 1 vote	75,000,000	236,827	225,383	4.20	Financial	Argentina	09.30.15	1,500,000	563,098	4,918,188	5.13%

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	16,744	15,814	Not publicly traded	Financial	Argentina	09.30.15	62,500	28,922	268,815	6.38%

Cyrsa S.A.	Common shares 1 vote	8,748,270	18,611	17,532	Not publicly traded	Real estate	Argentina	09.30.15	17,497	2,159	37,223	50.00%

E-Commerce Latina S.A.	Common shares 1 vote	83,913,950	250,778	260,375	Not publicly traded	Investment	Argentina	09.30.15	79,621	12,173	259,235	96.74%
	Higher value		(1,512)	(1,512)

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.       Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Efanur S.A.	Common shares 1 vote	213,743,711	179,493	236,519	Not publicly traded	Investment	Uruguay	09.30.15	130,092	(58,367)	179,769	100.00%
	Irrevocable contributions		276	-

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	(300)	926	Not publicly traded	Hotel	Argentina	09.30.15	19,209	(1,532)	(375)	80.00%
	Higher value		617	651

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	294,543	283,731	Not publicly traded	Investment	Argentina	09.30.15	84,449	11,366	309,619	95.13%
	Higher value		6,428	6,428

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	20,585	23,521	Not publicly traded	Hotel	Argentina	09.30.15	147,160	(5,872)	41,170	50.00%
	Higher value		85	88

Manibil S.A.	Common shares 1 vote	47,747,880	59,670	46,545	Not publicly traded	Real estate	Argentina	09.30.15	97,445	6,377	121,776	49.00%
	Goodwill		10	10

Nuevas Fronteras S.A.	Common shares 1 vote	38,068,999	33,529	35,573	Not publicly traded	Hotel	Argentina	09.30.15	49,869	(2,678)	43,921	76.34%
	Lower value		(14,877)	(15,122)

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.       Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,989	249,592	238,293	Not publicly traded	Investment	Argentina	09.30.15	158,025	11,649	257,311	97.00%
	Higher value		318	318
	Intergroup transactions		(29,987)	(29,987)

Ritelco S.A.	Common shares 1 vote	181,016,717	335,942	321,598	Not publicly traded	Investment	Uruguay	09.30.15	66,970	17,804	366,753	100.00%
	Irrevocable contributions		27,399	27,399
	Higher value		859	263
	Intergroup transactions		(190)	(190)

Solares de Santa María S.A.	Common shares 1 vote	-	-	284,095	Not publicly traded	Real estate	Argentina	09.30.15	-	-	-	90.57%
	Intergroup transactions		-	(166,521)
	Irrevocable contributions

Tyrus S.A.	Common shares 1 vote	4,000,000,000	158,953	591,097	Not publicly traded	Investment	Uruguay	09.30.15	877,097	(458,976)	1,079,906	100.00%
	Irrevocable contributions		913,820	885,997

46

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.       Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Unicity S.A. (2)	Common shares 1 vote	-	-	26,431	Not publicly traded	Investment	Argentina	09.30.15	-	-	-	-
Total investments in subsidiaries, associates and joint ventures as of 09.30.15			2,430,257	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.15			-	2,732,180

(1)      The amounts correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

(2)      See Note 3.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.       Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.15	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	6,394	9.322	59,609	2,395	8.988	21,526
Euros	-	10.404	3	-	10.005	-
Receivables with related parties:
US Dollar	249,181	9.422	2,347,779	257,298	9.088	2,338,322
Total trade and other receivables			2,407,391			2,359,848
Investments in financial assets
US Dollar	19,343	9.322	180,320	6,652	8.988	59,786
Total investments in financial assets			180,320			59,786
Cash and cash equivalents
US Dollar	5,086	9.322	47,413	283	8.988	2,545
Euros	76	10.404	787	76	10.005	757
Swiss Francs	-	9.549	1	-	9.608	1
Pounds	1	14.1001	11	1	14.134	11
Total cash and cash equivalents			48,212			3,314
Total assets as of 09.30.15			2,635,923
Total assets as of 06.30.15						2,422,948
Liabilities
Trade and other payables
US Dollar	1,004	9.422	9,457	967	9.088	8,789
Payables with related parties:
US Dollar	393	9.422	3,699	777	9.088	7,060
Total trade and other payables			13,156			15,849
Borrowings
US Dollar	288,245	9.422	2,715,842	294,214	9.088	2,673,817
Borrowings with related parties:
US Dollar	42,996	9.422	405,106	28,770	9.088	261,462
Total borrowings			3,120,948			2,935,279
Total liabilities as of 09.30.15			3,134,104
Total liabilities as of 06.30.15						2,951,128

(1)      Considering foreign currencies those that differ from Company’s functional currency at each period / year-end.

(2)      Exchange rate as of September 30, 2015 and June 30, 2015 according to Banco Nación Argentina records.

48

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.       Subsequent Events

Ordinary and Extraordinary Shareholders’ meeting as of October 30, 2015

•       On October 30, 2015, the Company’s Annual Shareholders’ Meeting related to the fiscal year ended June 30, 2015, appointed the new members of the Supervising Commission and the Board of Directors; approved the Board of Directors’ compensation; decided not to compensate the members of the Supervising Commission; it approved the amount to be paid on account of the tax on personal assets of shareholders; entrusted the Board of Directors with the implementation of a new Service Sharing Agreement; approved the Board of Director’s power regarding the Global Corporate Note Issuance Program consisting of common corporate notes not convertible into shares, with or without collateral or collateralized by third parties, and for a maximum outstanding amount of up to US$ 300 million. It was decided to adjourn the meeting to November 26, 2015, for the consideration of the following matters: (i) allocation of the income for the year, (ii) special financial statements of merger / merger–spin-off.

See other subsequent events in Note 40 to Unaudited Condensed Interim Consolidated Financial Statements.

49

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.       Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.       Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)								Total
		09.30.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Account receivable	Trade and other receivables	110,333	3,244	556	10,249	43,319	5,330	5,401	1,172,935	5,456	9,122	1,166,534	2,532,479
	Total	110,333	3,244	556	10,249	43,319	5,330	5,401	1,172,935	5,456	9,122	1,166,534	2,532,479
Liabilities	Trade and other payables	66,097	-	8	70,662	433	339	567	4,989	342	306	1,365	145,108
	Borrowings	-	-	-	725,851	51,011	179,655	540	1,440,146	25,986	8,075	1,479,519	3,910,783
	Salaries and social security liabilities	-	666	-	350	-	-	121	-	-	-	-	1,137
	Provisions	-	24,810	2,740	-	-	-	-	-	-	-	-	27,550
	Total	66,097	25,476	2,748	796,863	51,444	179,994	1,228	1,445,135	26,328	8,381	1,480,884	4,084,578

50

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Account receivables	Trade and other receivables	118,251	59,625	177,876	6,837	2,347,766	2,354,603	125,088	2,407,391	2,532,479
	Total	118,251	59,625	177,876	6,837	2,347,766	2,354,603	125,088	2,407,391	2,532,479
Liabilities	Trade and other payables	125,298	12,800	138,098	6,654	356	7,010	131,952	13,156	145,108
	Borrowings	723,453	233,604	957,057	66,382	2,887,344	2,953,726	789,835	3,120,948	3,910,783
	Salaries and social security liabilities	1,137	-	1,137	-	-	-	1,137	-	1,137
	Provisions	24,810	-	24,810	2,740	-	2,740	27,550	-	27,550
	Total	874,698	246,404	1,121,102	75,776	2,887,700	2,963,476	950,474	3,134,104	4,084,578

4.b.    Breakdown of accounts receivable and liabilities by adjustment clause.

As of September 30, 2015 there are not receivable and liabilities subject to adjustment clause.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	53,162	-	124,714	177,876	2,343,478	3,331	7,794	2,354,603	2,396,640	3,331	132,508	2,532,479
	Total	53,162	-	124,714	177,876	2,343,478	3,331	7,794	2,354,603	2,396,640	3,331	132,508	2,532,479
Liabilities	Trade and other payables	-	-	138,098	138,098	3,147	-	3,863	7,010	3,147	-	141,961	145,108
	Borrowings	182,021	616,441	158,595	957,057	2,817,809	135,914	3	2,953,726	2,999,830	752,355	158,598	3,910,783
	Salaries and social security liabilities	-	-	1,137	1,137	-	-	-	-	-	-	1,137	1,137
	Provisions	-	-	24,810	24,810	-	-	2,740	2,740	-	-	27,550	27,550
	Total	182,021	616,441	322,640	1,121,102	2,820,956	135,914	6,606	2,963,476	3,002,977	752,355	329,246	4,084,578

52

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.            Related parties.

a.   Interest in related parties.

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA Propiedades Comerciales S.A.	95.90%
E-Commerce Latina S.A. (1)	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A	100.00%
Tyrus S.A.	100.00%

See investments in equity securities (Note 32).

(i)   See Note 3.

b.   Related parties debit/credit balances. See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

6.            Loans to directors.

See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.            Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.            Current values.

See Note 2 to the Consolidated Financial Statements as of September 30, 2015.

9.            Appraisal revaluation of property, plant and equipment.

None.

53

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

10.          Obsolete unused property, plant and equipment.

None.

11.          Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.          Recovery values.

See Note 2 to the Consolidated Financial Statements as of September 30, 2015.

13.          Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
BOUCHARD 551	1,566	7,585	All operational risk with additional coverage and minor risks
MAIPU 1300	7,125	9,914	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,972	All operational risk with additional coverage and minor risks
DIQUE IV	23,081	51,043	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	263	All operational risk with additional coverage and minor risks
MADERO 1020	216	108	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	191	673	All operational risk with additional coverage and minor risks
CASONA ABRIL	4,000	2,357	All operational risk with additional coverage and minor risks
CATALINA NORTE PLOT OF LAND	2,000	109,496	All operational risk with additional coverage and minor risks
SUBTOTAL	41,971	185,411
SINGLE POLICY	15,000	-	Third party liability

(1)  The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

54

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

14.          Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.          Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.       Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.       Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires November 11, 2015.

55

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED

INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal address: Bolivar 108 – 1° floor

Autonomous City Buenos Aires

Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements attached of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2015, and the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2015 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)           the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)           we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)           at September 30, 2015, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 65,951.86 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, November 11, 2015 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the three-month period ended September 30, 2015.

Consolidated Income*

In millions of ARS	IQ 16	IQ 15	Var (ARS)	Var (%)
Revenues from sales, leases and services	713.5	588.6	124.9	21.2%
Operating Income	724.0	640.1	83.9	13.1%
Depreciation and Amortization	54.6	42.8	11.8	27.6%
EBITDA	778.6	682.9	95.7	14.0%
Net (Loss) / Income	(316.0)	135.8	(451.8)	(332.7)%
Attributable to the parent company’s shareholders	(275.7)	3.3	(279.0)	(8,454.5)%
Attributable to non-controlling interest	(40.3)	132.5	(172.8)	(130.4)%

*It coincides with the Income Statement of the Financial Statements (Excludes interest in joint ventures).

Revenues from sales, leases and services for the first quarter of 2016 were 21.2% higher than in the first quarter of 2015, mainly explained by an increase in revenues from the “Shopping Centers” and “Hotels” segments, partially offset by the “Offices” and “Sales and Developments” segments, which recorded lower revenues than in the period under comparison.

The Company’s Operating Income and EBITDA grew by 13.1% and 14.0%, respectively, mainly due to higher selling and administrative expenses and other operating income, offset by increased sales of investment properties.

Net loss for the first 3-month period of fiscal year 2016 was ARS 316.0 million, compared to net income for ARS 135.8 million in the same period of 2015, mainly due to a decrease in the value of the investment in IDB Development Corporation, which has changed its valuation method effective as of the quarter under analysis. Until June 30, 2015, the investment was recorded at the share’s fair quoted price, but as a result of a first instance court decision it may be now inferred that two classes of shares with different rights have been created in the facts and that the shares held by us are different from those in the market. Accordingly, the quotation is no longer a reference of the fair value of our investment, and the valuation criterion had to be changed. For further details, see the information contained in this Summary under “Investment in IDB Development Corporation”.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

II. Shopping Centers (through our subsidiary IRSA Propiedades Comerciales S.A.)

Our tenants’ sales reached ARS 6,588.2 million during the first three months of fiscal year 2016, 44.5% higher than in the same period of 2015 (36.3% without considering sales from Distrito Arcos or Alto Comahue Shopping). In the first quarter of 2015, there had been a slight deceleration in the growth of sales. Our portfolio’s leaseable area totaled 334,055 square meters during the period under review, whereas the occupancy rate increased slightly, reaching 98.9%

Shopping Centers (in ARS M)	IQ 16	IQ 15	var %
Revenues	532.8	387.7	37.4%
Operating Income	377.9	273.8	38.0%
Depreciation and Amortization	41.7	31.1	34.1%
EBITDA	419.6	304.9	37.6%

Shopping Centers’ Operating Indicators	IQ 16	IQ 15
Total Leaseable Area (sqm) (1) (2)	334,055	310,254
Tenants’ Sales (3 month cumulative – ARS MM) (1)	6,588.2	4,559.0
Occupancy (1)	98.9%	98.5

(1) Percentage over gross leaseable area at period end. (2) Excludes Museo de los Niños in Abasto Shopping and Alto Rosario Shopping.

Revenues from this segment grew 37.4% during this quarter, whereas Operating Income reached ARS 377.9 million (+ 38.0% compared to the first quarter of 2015). This rise is explained mainly by the increase in gross income. The EBITDA margin was 78.7%, in line with the margins recorded in 2015.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

Operating data of our Shopping Centers as of September 30, 2015

Shopping Center	Date of Acquisition	GLA (sqm)(1)	Stores	Occupancy (%)(2)	IRSA CP’s Interest(3)	Book Value (ARS thousand)(4)
Abasto (5)	Jul-94	36,669	170	99.8%	100%	255,183
Alto Palermo	Nov-97	19,545	144	99.7%	100%	218,892
Alto Avellaneda	Nov-97	36,729	138	100.0%	100%	130,820
Alcorta Shopping	Jun-97	15,433	106	99.2%	100%	105,940
Patio Bullrich	Oct-98	11,636	87	99.4%	100%	111,272
Alto Noa	Mar-95	19,073	89	99.7%	100%	30,570
Buenos Aires Design	Nov-97	13,889	63	97.9%	53.7%	11,475
Mendoza Plaza	Dec-94	42,040	144	96.9%	100%	99,800
Alto Rosario (5)	Nov-04	28,395	146	97.9%	100%	113,731
Córdoba Shopping –Villa Cabrera	Dec-06	15,344	107	99.8%	100%	63,221
Dot Baires Shopping	May-09	49,848	154	100.0%	80%	373,971
Soleil Premium Outlet	Jul-10	13,993	78	99.4%	100%	83,303
La Ribera Shopping	Aug-11	9,787	61	98.7%	50%	26,273
Distrito Arcos (6)	Dec-14	12,127	63	97.3%	90.0%	243,198
Alto Comahue (7)	Mar-15	9,547	102	94.8%	99.1%	316,605
Total		334,055	1,652	98.9%		2,184,254

Notes:

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.

(2) Calculated dividing occupied square meters by leasable area on the last day of the period.

(3) Effective interest held by the company in each of its business units.

(4) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, if any.
Amounts are stated in thousands of pesos (ARS).

(5) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).

(6) Opening on December 18, 2014.

(7) Opening on March 17, 2015.

Cumulative tenants’ sales as of September 30 of fiscal periods 2016 and 2015

(ARS million)

Shopping Centers	IQ 16	IQ 15	Var
Alto Palermo	762.4	607.1	25.6%
Abasto	958.6	710.5	34.9%
Alto Avellaneda	873.4	614.1	42.2%
Alcorta Shopping	407.7	314.5	29.6%
Patio Bullrich	246.7	197.8	24.7%
Buenos Aires Design	103.0	75.4	36.6%
Dot Baires	717.4	548.5	30.8%
Soleil	292.1	201.8	44.7%
Distrito Arcos	213.5	-	100.0%
Alto NOA	310.9	226.0	37.6%
Alto Rosario	593.2	402.6	47.3%
Mendoza Plaza	576.1	423.7	36.0%
Cordoba Shopping	219.7	153.0	43.6%
La Ribera Shopping	152.9	84.0	82.0%
Alto Comahue	160.6	-	100.0%
TOTAL(1)	6,588.2	4,559.0	44.5%

(1) Excludes Distrito Arcos and Alto Comahue: Total IQ 16 (ARS MM) 6,214.1, Var 36.3%.

Cumulative tenants’ sales as of September 30 of fiscal periods 2016 and 2015

(ARS million)

Type of Business	IQ 16	IQ 15	YoY Var
Anchor Store	366.9	297.8	23.2%
Clothes and Footwear	3,322.8	2,254.1	47.4%
Entertainment	281.9	182.7	54.3%
Home	189.8	135.8	39.8%
Restaurant	666.5	450.6	47.9%
Miscellaneous	733.6	569.8	28.7%
Services	94.3	34.2	175.7%
Electronic appliances	932.4	634.0	47.1%
Total (1)	6,588.2	4,559.0	44.5%

(1) Excluding Distrito Arcos and Alto Comahue: Total IQ 16 (ARS MM) 6,214.1, Var 36.3%.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

Revenues from cumulative leases as of September 30 of fiscal periods 2016 and 2015

(ARS thousand)

Detailed Revenues	IQ16	IQ15	Var %
Base Rent	285,182	215,441	32.4%
Percentage Rent	141,002	88,253	59.8%
Total Rent	426,184	303,694	40.3%
Admission rights	45,079	34,634	30.2%
Fees	15,745	14,135	11.4%
Parking	36,904	24,799	48.8%
Other	8,867	10,413	(14.8)%
Total Revenues	532,779	387,675	37.4%

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

III. Offices

The A+ office market in the City of Buenos Aires remains robust. According to L.J. Ramos, there has been a slight rise in rental and sale prices of premium spaces during calendar year 2015. Average rental prices stood at USD 28 per square meter, whereas the average sale price of premium spaces was USD 4,000 per square meter. In contrast, the vacancy rate rose slightly in the City of Buenos Aires during calendar year 2015, reaching 12.3%, 2.3 pp above the rate recorded last year.

Rental and Sale Prices of A+ Offices – City of Buenos Aires

Source: L.J. Ramos

Offices In ARS MM	IQ 16	IQ 15	% Var
Revenues	75.1	81.0	(7.3)%
Operating income	43.7	54.2	(19.4)%
Depreciation and amortization	10.0	8.7	14.9%
EBITDA	53.7	62.8	(14.5)%

Revenues from the Offices segment decreased by 7.3% in the first quarter of fiscal year 2016 due to a 15.1% reduction in the leaseable area as a result of the sales made during the period. In addition, the portfolio’s occupancy recorded a slight decline, down to 96.9% due to the vacancy of a floor in Torre BankBoston and two floors in Suipacha 652/64 which we expect to occupy in the short term. The segment’s EBITDA dropped by 14.5% during the period compared to the same period of the previous fiscal year due to lower revenues and higher administrative and selling expenses.

The EBITDA margin stood at 71.5% (compared to 77.6% in the IQ15) due to lower revenues from sales made.

	IQ 16	IVQ 15(1)	IIIQ 15	IIQ 15	IQ 15
Leaseable area	94,862	111,678	112,575	112,621	118,788
Occupancy	96.9%	98.1%	98.6%	98.7%	98.1%
Monthly Rent (ARS/sqm)	243.5	230.2	223.0	218.1	215.3
Monthly Rent (USD/sqm)	25.9	25.3	25.3	25.5	25.4

 (1) Includes 9 floors of Intercontinental Building sold on June 30, 2015.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

The portfolio’s rental prices rose, reaching USD 25.9 per square meter.

Below is information on our offices and other rental properties segment as of September 30, 2015.

(In thousands of ARS)

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3)
Offices
Edificio República (4)	04/28/08	19,885	100.0%	100%	193,459
Torre Bankboston (4)	08/27/07	14,873	94.1%	100%	137,523
Bouchard 551	03/15/07	-	-	100%	7,585
Intercontinental Plaza (4)	11/18/97	7,467	100.0%	100%	21,769
Bouchard 710 (4)	06/01/05	15,014	100.0%	100%	60,791
Dique IV, Juana Manso 295	12/02/97	11,298	99.5%	100%	51,043
Maipú 1300	09/28/95	2,998	100.0%	100%	9,914
Libertador 498	12/20/95	620	100.0%	100%	3,972
Suipacha 652/64 (4)	11/22/91	11,465	82.8%	100%	8,272
Madero 1020	12/21/95	-	-	100%	108
Dot Building (4)	11/28/06	11,242	100.0%	80%	125,506
Subtotal Offices		94,862	96.9%	N/A	619,942
Other Properties
Santa María del Plata S.A.	07/10/97	106,100	100.0%	100.0%	12,510
Nobleza Piccardo (5)	05/31/11	109,610	74.8%	50.0%	7,425
Other Properties (6)	N/A	39,232	49.2%	N/A	85,190
Subtotal Other Properties		254,942	81.3%	N/A	105,125
TOTAL OFFICES AND OTHER		349,804	85.6%	N/A	725,067
Notes:

(1) Total leaseable area for each property as of September 30, 2015. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leaseable area as of September 30, 2015.

(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(4) Through IRSA Propiedades Comerciales S.A.

(5) Through Quality Invest S.A.

(6) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Chanta IV, Constitución 1111 and Rivadavia 2774.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

IV.        Sales and Developments

According to the INDEC, the construction business in Argentina grew 5.6% in September 2015 as compared to the same month of 2014, and 2.7% as compared to last August.

For the first nine months of calendar year 2015, the construction business recorded a cumulative increase of 7.5%, showing more dynamism than in 2014.

Sales and Developments in millions of ARS	IQ 16	IQ 15	% Var
Revenues	2.5	4.8	(47.9%)
Income / (loss) from sale of investment properties	389.8	317.5	22.8%
Operating income	350.0	306.2	14.3%
Depreciation and amortization	-	-	-
EBITDA	350.0	306.2	14.3%

The Sales and Developments segment posted lower revenues compared to the first quarter of 2015, which had recorded transactions for ARS 4.8 million mainly due to sales in Condominios del Alto I (Parcel 2G). Operating income and EBITDA increased 14.3% due to higher revenues from sales of investment properties than in the first quarter of 2015, when the company had recorded the sale of Madison 183 in New York and two floors in Maipú 1300 building in the City of Buenos Aires.

Below is a detail of the sales of investment properties occurred during the quarter under analysis:

✓  Maipú 1300 Building, located in the area of “Retiro” in the City of Buenos Aires: During July and August 2015, 1,761 sqm corresponding to 4 floors of the Maipú 1300 building were sold, at a gain of ARS 57.1 million.

✓  Isla Sirgadero Plot, located in the Province of Santa Fe: On September 3, the 8,262,600 sqm plot was sold for a total amount of USD 4.0 million, at a gain of ARS 32.6 million.

✓  Intercontinental Plaza Building, located in the area of “Montserrat” in the City of Buenos Aires: On September 10, our subsidiary IRSA Propiedades Comerciales sold 5,963 sqm comprising seven office floors, 56 parking spaces and 3 storage spaces for a total amount of ARS 324.5 million, at a gain of ARS 300.0 million.

Accumulated sales as of September 30 of the fiscal periods

DEVELOPMENT	IQ 16	IQ 15	% Var
Residential apartments
Condominios I and II (1)	-	3,642	100.0%
Libertador 1703 & 1755 (Horizons) (2)	1,367	55	2,385.5%
Other residential apartments (3)	1,159	-	100.0%
Subtotal Residential Apartments	2,526	3,697	(31.7)%
Residential Communities
Abril/Baldovinos (4)	-	646	100.0%
El Encuentro	-	461	100.0%
Subtotal Residential Communities	-	1,107	(100.0)%
TOTAL	2,526	4,804	(47.4)%

(1) Through IRSA Propiedades Comerciales S.A.

(2) Owned by CYRSA S.A.

(3) Includes the following properties: Units to be received in Beruti through IRSA CP, Torres Jardín, San Martín de Tours, Rivadavia 2768, Terreno Caballito and Lotes Pereiraola through IRSA.

(4) Includes sale of shares in Abril.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

Development	Company	Interest	Date of Acquisition	Land Area sqm	Saleable area sqm(1)	Buildable area sqm	Sold(2)	Title Deed Executed(3)	Location	Accumulated revenues as of September 2015	Accumulated revenues as of September 2014	Book Value
Residential Properties
Available for sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	71%	67%	Santa Fe	-	3.642	21
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	-	-	518
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	98%	98%	CABA	-	-	-
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	124
El Encuentro	IRSA	100%	11/18/1997	-	127,795	-	100%	99%	Buenos Aires	-	461	-
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,135	-	99%	99%	Buenos Aires	-	646	-
Abril Club de Campo – Manor House (4)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	2.357
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	-	CABA	1.159	-	-
Entre Ríos 465/9 Apartment	IRSA CP	100%	-	-	-		-	-	Buenos Aires	-	-	-
Horizons	IRSA	50%	01/16/2007	-	71,512	-	100%	98%	Buenos Aires	1367	55	2,500
Intangible – Units to be received					-					-	-	-
Beruti (Astor Palermo) (5)	IRSA CP	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	52,205
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 and stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	-	Buenos Aires	-	-	5,409
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-		-	-	Buenos Aires	-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	826,276	-	N/A	-	-	Santa Fe	-	-	-
Subtotal Residential Properties				899,222	268,693	5,994				2,526	4,804	96,006
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	1,550
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	639
Terreno San Luis	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	1,584
Subtotal Land Reserves				6,028,622	-	-				-	-	5,495
Future Developments
Mixed Uses
UOM Lujan (6)	IRSA CP	100%	05/31/2008	1,160,000	-	N/A	N/A	N/A	Buenos Aires	-	-	41,972
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	N/A	Buenos Aires	-	-	214,594
Nobleza Picardo (7)	IRSA CP	50%	05/31/2011	159,995	-	127,996	N/A	N/A	Buenos Aires	-	-	61,130
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	N/A	N/A	N/A	CABA	-	-	22,128
Solares Santa María (8)	IRSA	100%	07/10/1997	716,058	-	N/A	N/A	N/A	CABA	-	-	158,951
Residential							-	-		-	-	-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	N/A	CABA	-	-	8,945
Neuquén – Housing Parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	N/A	Neuquén	-	-	803
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	N/A	Uruguay	-	-	60,295
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	N/A	Uruguay	-	-	41,792
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	8,200
Retail
Caballito Shopping Plot (9)	IRSA CP	100%	-	23,791	-	N/A	N/A	N/A	CABA	-	-	-
Dot Potential Expansion	IRSA CP	80%	-	15,881	-	47,643	N/A	N/A	CABA	-	-	-
Offices
Philips Adjoining Plots - Offices 1 & 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	N/A	CABA	-	-	25,336
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	N/A	CABA	-	-	4,183
Intercontinental Plaza II (10)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	N/A	CABA	-	-	1,564
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,300	N/A	N/A	CABA	-	-	109,496
Subtotal Future Developments				13,035,458	165,127	342,973				-	-	759,389
Total Land Reserves				19,963,302	433,820	348,967				2,526	4,804	860,890

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

Notes:

(1) Saleable Area means the housing square meters proper, including parking and storage spaces. It is recorded at 100%, before making any sales.

(2) % Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes square meters of housing, parking and storage spaces.

(3) % Title Deed Executed includes those sales transactions for which a Title Deed was executed. Includes square meters of housing, parking and storage spaces.

(4) Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (discounting 1,331.76 sqm of Ground Floor).

(5) Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.

(6) Mixed Used Feasibility requested, pending provincial approval.

(7) 127,996 sqm arise from current laws, a draft project is being made for 479,415 buildable square meters (pending approval).

(8) Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.

(9) Draft project of 71,374 buildable square meters, pending approval of zoning parameters.

(10) 6,135 sqm of surface area correspond to the parcel, which includes Inter I and II.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

V.    Hotels

According to the International Tourism Report prepared by the INDEC, during the first eight months of fiscal year 2015 3.9 million non-resident tourists arrived in Argentina, a year-on-year decrease of 0.9%. Outbound departures by Argentine citizens reached 5.4 million, a 14.1% increase with respect to the same period of 2014. Our hotels in the City of Buenos Aires maintained their income and occupancy levels during the period, and our Llao Llao premium resort located in the Patagonian city of Bariloche managed to recover from the eruption of the Chilean volcano that had affected the access to the city during the last quarter, causing hotel occupancy rates to decline sharply.

Hotels (in millions of ARS)	IQ 16	IQ 15	% Var
Revenues	110.8	96.8	14.5%
Operating income	(6.9)	(0.2)	3,350.0%
Depreciation and amortization	4.1	3.7	10.8%
EBITDA	(2.7)	3.5	(22.9)%

IQ 16	IVQ 15	IIIQ 15	IIQ 15	IQ 15
Average Occupancy	66.7%	65.7%	68.5%	68.8%	65.0%
Average Rate per Room (ARS/night)	1,660	1,564	1,625	1,599	1,565
Average Rate per Room (USD/night)	179	182	191	190	188

During the first quarter of fiscal year 2016, the hotel segment recorded an increase in revenues of around 14.5% due to the higher average portfolio occupancy, which reached 66.7%, and the rise in the average rate. However, Operating Income showed a negative result of ARS 6.9 million mainly due to higher selling and administrative expenses.

The following is information on our hotel segment as of September 30, 2015:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in thousands of ARS)
Intercontinental (3)	11/01/97	76.34%	309	66.1%	1,269	52,861
Sheraton Libertador (4)	03/01/98	80.00%	200	81.6%	1,157	30,690
Llao Llao (5)	06/01/97	50.00%	205	52.9%	3,154	80,280
Total			714	66.7%	1,660	163,831

Notes:

1) Cumulative average for the 3-month period.

2) Cumulative average for the 3-month period.

3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).

4) Through Hoteles Argentinos S.A.

5) Through Llao Llao Resorts S.A.

Accumulated sales as of September 30 of the fiscal periods

Hotels (in thousands of ARS)	IQ 16	IQ 15	% Var
Intercontinental (3)	36,988	34,860	6.1%
Sheraton Libertador (4)	26,298	20,832	26.2%
Llao Llao (5)	47,483	41,135	15.4%
Total	110,769	96,827	14.4%

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

VI. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 57,500 sqm and consists of 34 floors.

As of September 30, 2015, the building reached an occupancy rate of 95.47%, thus generating an average rent of USD 65.14 per sqm.

Lipstick	Sep-15	Jun-15	YoY Var
Gross Leaseable Area (sqm)	58,092	58,094	-
Occupancy	95.47%	91.86%	3.6pp
Rental price (USD/sqm)	65.14	64.74	0.62%

As of June 30, 2015, we had in place 2 lease agreements for a total additional area of 22,585 square meters, that were effectively occupied in August, causing occupancy to rise to 95.47%. This is the highest occupancy rate since we took possession of the building at the end of 2008.

Finally, since September 2014 there has been an exhibition of part of the work and life of the renowned Argentine architect Cesar Pelli, shown in the southern wing of the lobby. The exhibition was conceived, designed and staged with the close cooperation of this architectural firm.

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust hotel REIT through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.8% interest. Condor is a REIT listed in Nasdaq focused on medium-class and long-stay hotels located in 21 states of the United States of America, operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn, and Super 8, among others. During the last months, the company’s results have shown an improvement in operating levels and it has continued with its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

Investment in IDB Development Corporation

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel controlled by Mordechay Ben Moshé (hereinafter, “Extra”), an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring process of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”), with its creditors (the “Arrangement”).

Under the terms of the agreement entered into between Dolphin and E.T.H.M.B.M. Extra Holdings Ltd., a controlled company of Mordaechay Ben Moshé, to which Dolphin and Extra adhered (the “Shareholders' Agreement”), Dolphin, jointly with other third party investors acquired a 50% interest in this investment, while Extra acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. During fiscal year 2015, Dolphin continued investing in IDBD and as of June 30, 2015, IRSA’s indirect interest in IDBD was approximately 49%.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

On August 27, 2015, DIC published a prospectus for the issuance of rights under IDBD’s and DIC’s Proposal (as such term is defined in Note 9 to the financial statements) and on September 6, 2015 it issued one right for every 1,000 shares of DIC, exercisable automatically and at no expense on that same day, for 224 Series 3 warrants, 204 Series 4 warrants, 204 Series 5 warrants, and 204 Series 6 warrants each. Each warrant of DIC is convertible into one share of DIC, and has the following features:

-           Series 3 warrants have an exercise price of NIS 6.54 and are due on December 21, 2015;

-           Series 4 warrants have an exercise price of NIS 7.183 and are due on December 21, 2016;

-           Series 5 warrants are due on December 21, 2017. Their exercise price is NIS 7.183 until December 20, 2016 and NIS 7.836 after such date.

-           Series 6 warrants are due on December 21, 2018. Their exercise price is NIS 7.183 until December 20, 2016 and NIS 8.489 after such date.

Pursuant to the terms described above, on September 6, 2015 Dolphin received 91,163 Series 3 warrants and 83,023 Series 4, 5 and 6 warrants of DIC.

As a result of the transactions described above, as of September 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,998,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. In addition, as of September 30, 2015 Dolphin held 406,978 shares in DIC, 91,163 Series 3 warrants and 83,023 Series 4, 5 and 6 warrants of DIC, accounting for a direct interest of 0.48%.

As of September 30, 2015, IDBD’s Board of Directors consisted of nine members, three of whom were appointed by Dolphin as regular directors: Eduardo Sergio Elsztain (Chairman), Roni Bar-On (who replaced Alejandro Gustavo Elsztain on July 7) and Saúl Zang.

During February and March 2015 Dolphin and Extra started to exchange letters mainly in relation to claims from Extra in connection with the Rights Offering and Extra’s claim demanding a pro rata acquisition of the shares in IDBD owned by Dolphin and subscribed for under the Rights Offering and all the shares acquired thereafter by IFISA asserting in the latter case the rights under the Shareholders’ Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 (the “Preliminary Hearing”) arbitration proceedings were initiated in English language, in Tel Aviv, and the Israeli law applies thereto.

The arbitration proceedings were intended to settle the issues referred to above, and application and interpretation of certain clauses of the Shareholders' Agreement.

In addition, during such Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes. Appointment of an arbiter was approved and, as a result, any applicable statutory terms began running thereafter.

On May 28, 2015, before the filing of the arbitration claim, Extra made a preliminary petition to the arbiter that triggered application of the Buy Me Buy You (“BMBY”) clause, which establishes that each party to the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders’ Agreement. In such petition, Extra further added that the purchaser thereunder would be required to assume all obligations of the seller under the Arrangement.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

In addition, on June 10 and 11, 2015, Dolphin gave notice to Extra of its intention to buy all the shares in IDBD held by Extra, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that Extra’s interpretation of such mechanism was erroneous.

As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to determine, first, who is the purchaser under the BMBY clause, and whether such party will be under the obligation to assume all the obligations of the seller under the Arrangement.

For such purposes, the arbiter decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional petitions or claims.

Moreover, on June 28 and 30, 2015 Extra filed a motion with the arbiter requesting an injunction preventing changes in IDBD’s Board’s composition, as of such date, at IDBD’s annual shareholders’ meeting that would be held on July 7, 2015.

On July 6, 2015, the arbiter granted such injunction, for which reason Dolphin appointed only three directors for the next meeting and could appoint such number of directors until the arbiter issued a final decision about who the purchaser under the BMBY process was.

On September 24, 2015, the arbiter rendered an award whereby Dolphin and IFISA were designated purchasers under the BMBY clause, and therefore, Extra is required to sell to it all the IDBD shares held by it (92,665,925 shares) for a price of NIS 1.64 per share.

On October 11, 2015, the closing of the process on the BMBY clause occurred, and IFISA purchased all the shares held by Extra in IDBD (92,665,925 shares) for a price per share of NIS 1.64.

As Dolphin is a subsidiary that qualifies as a VCO in accordance with the IAS 28 exemption referred to in Note 2.3 (d), the Company has recorded its interest in IDBD at fair value with changes in the income statement.

As part of the Arrangement, Dolphin and Extra have promised to participate on a joint and several basis in the capital increases resolved by IDBD’s Board in order to carry out its business plan for 2014 and 2015, for at least NIS300 million in 2014 and NIS 500 million in 2015.

As of September 30, 2015, Dolphin has contributed NIS 668.6 million in aggregate (NIS 400 million of which are creditable against its commitment) and Extra has contributed NIS 203.5 million in IDBD. In this way, Dolphin has completed its committed contributions, while IDBD is claiming from Extra, and Dolphin, under its joint and several liability, to pay the balance committed by Extra for an aggregate of NIS 196.5 million (equivalent to approximately US$ 50.1 million at the exchange rate prevailing as of September 30, 2015).

Moreover, as part of the Arrangement, Dolphin and Extra promised to participate on a joint and several basis in the Tender Offers for a total amount of NIS 512.09 million (equivalent to approximately US$ 128 million at the exchange rate prevailing as of September 30, 2015) under the following scheme: (i) by December 31, 2015, at least NIS 249.8 million for a price per share of NIS 7.798 (value as of September 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of September 30, 2015 subject to adjustment). As security for the performance of the Tender Offers, 34,130,119 shares in IDBD were pledged as of September 30, 2015. In addition, as of September 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in escrow as pledge collateral, and are expected to be soon transferred to an account not subject to pledge.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

As of the date of issuance hereof, the Tender Offers have not been consummated.

On May 12, 2014, IDBD’s shares became listed on the TASE. Consequently, all the shares (including the pledged shares) acquired as of to date are deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date of IDBD’s shares.

In this way, pursuant to the TASE’s regulations, as of September 30, 2015, 5,240,822 shares and 335,715 Series 3 warrants remained deposited as set forth above. The blocking provisions are in place until November 12, 2015.

In addition, Dolphin promised to inject funds in IDBD, directly or through an affiliated company, for at least NIS 256 million and up to NIS 400 million, as follows: (i) NIS 256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Payment (as such term is defined in note 3 to the financial statements), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS 144 million. The Additional Investment will be made by Dolphin or a vehicle controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD. On February 10, 2015, Dolphin subscribed a total of NIS 391.5 million, with a remaining contribution commitment of NIS 8.5 million.

In addition, as set forth in Note 3, Dolphin promised to (i) exercise the Series 4 warrants for a total amount of NIS150 million if so requested by IDBD’s board within 6 to 12 months of the Rights Offering date; and (ii) exercise the remaining Series 4, 5 and 6 warrants received under the Rights Offering, subject to the satisfaction of two conditions simultaneously: (a) that IDBD and its lenders reach an agreement to amend certain covenants; and (b) that a control permit over Clal is given by the Capital Markets, Insurance and Savings Commissioner of Israel.

On May 6, 2015, Dolphin submitted to IDBD’s Board a binding and irrevocable proposal that provided, inter alia, that Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain) promised to make a capital contribution for up to NIS 100 million in IDBD, subject to the following conditions, among others:

(a)     That IDBD makes a public offering of its shares under terms acceptable to the market and approved by IDBD’s Board, for an amount of at least NIS100 million and not to exceed NIS125 million, which offering should be made between October 1, 2015 and November 15, 2015.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

(b)     The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a complaint seeking the early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth in paragraph (ii); (iii) if IDBD receives capital contributions for a total amount of NIS100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the NIS158.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS100 million, Dolphin’s commitment under Section 5 (c) above would be reduced accordingly; or (iv) if an adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, IDBD’s Board approved the proposal.

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal Sent to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS 500 million (“DIC’s Rights Offering”) (equivalent to US$ 127.4 million at the exchange rate prevailing as of September 30, 2015). Under DIC’s Rights Offering, each shareholder of DIC would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

-       DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS 125 million, as follows:

•         The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS 6.53 (“DIC’s #1 Warrants”).

•         The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s #1 Warrants’ exercise price.

•         The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s #1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120% of DIC’s #1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

•         The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110% of DIC’s #1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130% of DIC’s #1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

-       As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s #1 Warrants issued in favor of IDBD, for a total amount of approximately NIS92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions had been satisfied as of such date:

•         IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s #1 Warrants issued in DIC’s favor under DIC’s Rights Offering.

•         IDBD should have conducted and completed a Rights Public Offering (as such term is defined below), under which it should have raised an amount of at least NIS 200 million.

•         IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS 100 million and up to NIS350 million, to be used at any time for injection from IDBD into DIC, through any capital injection mechanism.

In turn, Dolphin proposes the following to IDBD:

-               IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS100 million and up to NIS 125 million (the “Rights Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS 100 million to a maximum of NIS 200 million, and the maximum amount would be increased from a maximum of NIS 125 million to a maximum of NIS250 million (the “Total Increased Amount”).

-               Therefore, Dolphin’s obligation to participate in the Rights Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amount were not higher than NIS 200 million (the “Capital Contribution Amount”).

-               The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal implied the full and complete settlement of its remaining obligations to inject NIS 8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014.

-               Dolphin’s commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a complaint seeking the early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda any one or more of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC); and/or (d) complaints for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 and expired on such date if the Boards of IDBD and DIC did not accept it and approve it unconditionally. The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

On July 9 and 16, 2015, Dolphin submitted explanations on the Proposal to IDBD and DIC. The explanations made on July 9 were mainly the following:

-       The termination or the expiration of the Proposal to IDBD and DIC would not derogate the commitments undertaken by Dolphin in the proposal filed by Dolphin to IDBD on May 6, 2015 (as described in Note 9 – Interest in Associates, to the Financial Statements), always provided that such commitments continued to be in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS 8.5 million in IDBD according to the irrevocable proposal dated December 29, 2014.

-       An additional condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the Rights Offering were lower than NIS 8.5 million, Dolphin would remain required to inject in IDBD the result from subtracting NIS 8.5 million from the amount actually injected by Dolphin in such opportunity.

-       IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS 92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that resulted from subtracting: (a) the Capital Contribution Amount (as defined in note 9 – Interest in Associates, to the Financial Statements), and (b) NIS 100 million, always provided that such amount did not exceed NIS 92.5 million.

On July 13, 2015, Dolphin extended the expiration of the Proposal to IDBD and DIC until July 16, 2015.

Moreover, on July 16, 2015, Dolphin submitted additional explanations on the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, mainly consisting of the following:

-       Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 do not entitle him to take part in the Tender Offer (as such term is defined in Note 3 to the Financial Statements) always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. This notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

On July 16, 2015 IDBD’s Board of Directors resolved to approve a capital increase through a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to take part in the referred capital increase. IDBD plans to make the public offering between October and November 2015, subject to IDBD’s corporate approvals, other legal consents required and the fact that exercise of DIC’s warrants may be made under the terms and conditions set forth in Dolphin’s proposal.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

Besides, on July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC, and instructed its management to take all steps necessary for conducting a rights offering pursuant to Dolphin’s proposal.

On August 27, 2015, DIC published the prospectus for the issuance of rights, and on September 6, 2015, DIC issued 4 series of warrants to its shareholders.

As of the filing date of the financial statements, IDBD had not completed the capital injection in DIC.

On August 16, 2015, the Arrangement Trustees filed a request before the competent court (as amended on September 9, 2015) (the “Arrangement Trustees Request”), adding Dolphin and IFISA as interested parties, for the court to determine that: (a) IFISA would be bound by the commitments related to the Tender Offer under the same terms as Dolphin; (b) the shares held by any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to participate in the Tender Offers; and (c) the shares held by any company under Eduardo Sergio Elsztain’s control (including Dolphin) and transferred to other entities would not be eligible to participate in the Tender Offer either.

On September 29, 2015 the Arrangement Trustees filed with the competent court a request for it to issue a temporary order preventing Dolphin, IFISA and others from entering into any transaction involving shares of IDBD until the court rendered a decision on the Arrangement Trustees Request. After fiscal year-end, Dolphin and IFISA filed responses in this regard, as set forth in the Note to the financial statements entitled “Subsequent Events”.

Subsequent Events:

On October 1, 2015, Dolphin and IFISA filed with the court their response to the Arrangement Trustees Request. Dolphin motioned that the court should dismiss the Arrangement Trustees Request based on the following grounds: (a) IFISA is not required to perform Dolphin’s obligations, in accordance with the Arrangement; (b) IFISA and any other company controlled by Eduardo Sergio Elsztain are eligible to take part as offerors under the Tender Offers in accordance with the Arrangement; and (c) the Arrangement Trustees’ Request on the eligibility of the shares that would participate in the Tender offers should be dismissed. Moreover, Dolphin promised that at the time BMBY’s closing was consummated, 106.6 million shares in IDBD held by it would not participate as offerors under the Tender Offers, always provided that such shares are held by entities controlled by Eduardo Sergio Elsztain.

On October 7, 2015, the Arrangement Trustees filed in court their response to Dolphin and IFISA with reference to the Arrangement Trustees Request.

On October 11, 205 the closing of the process related to the BMBY clause took place, and IFISA acquired all the shares held by Extra in IDBD (92,665,925 shares), at a price per share of NIS1.64. As of the closing of the transaction, all the directors appointed by Extra in IDBD tendered their irrevocable resignation to the Board of Directors, and the Shareholders’ Agreement automatically became ineffective, in accordance with its terms. Moreover, on that same date, Dolphin pledged additional shares as security for complying with the Tender Offers, causing the number of pledged shares to increase to 64,067,710.

On October 19, 2015, Dolphin and IFISA filed in court their response to the Arrangement Trustees Request, whereby, inter alia, Dolphin made it clear that as purchaser under the Tender Offers, it does not intend, and will not, participate as seller under the Tender Offers. However, according to Dolphin’s position, any other shareholder of IDBD, including any entities controlled by Eduardo Sergio Elsztain, is entitled to be offeror under the Tender Offers, and additionally, Dolphin is entitled to sell shares to third parties (including any entities controlled by Eduardo Sergio Elsztain), and such sold shares are entitled to be offerors under the Tender Offers, all the foregoing without derogating Dolphin’s commitment whereby 106.6 million shares would not participate in the Tender Offers for as long as they are held by any companies controlled by Eduardo Sergio Elsztain.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

On October 20, 2015, the Tel Aviv-Jaffo court allowed a request by the Arrangement Trustees in the sense that IDBD’s shares held by any company controlled by Eduardo Sergio Elsztain will not be entitled to participate in the Tender Offers in accordance with the Arrangement. This notwithstanding, it arises from the ruling that the shares purchased by Dolphin in the market would be entitled to be sold in the market and such shares would be eligible for participating in the Tender Offers, as defined below.

The court dismissed the Arrangement Trustees’ motion that it be established that IFISA was bound under all the commitments set forth in the Arrangement conditions, but held that Dolphin had breached its commitment to cause IFISA to be bound under the same conditions as those set forth in the Arrangement. Dolphin and IFISA reported to IDBD that they intend to appeal against the court’s decision.

On October 26, following the court’s decision dated October 20, 2015, and its declaratory opinion, Dolphin and IFISA sent a letter stating that, according to their position and pursuant to the detail included in it: (a) the proviso established by the court whereby the shares acquired from minority shareholders and later held by IFISA is applicable to 127,441,396 shares of IDBD held by IFISA and 131,600 shares of IDBD held by DFL, which should be entitled to participate as offerors under the Tender Offers; and (b) with respect to 51,760,322 additional shares of IDBD then held by Dolphin, derived from purchases from minority shareholders of IDBD, Dolphin and IFISA consider that according to the court’s opinion, such shares are not entitled to participate as offerors under the Tender Offers only for as long as they are held by Dolphin, but Dolphin is not prevented from selling such shares to a third party, in which case such third party will be entitled to participate as offeror under the Tender Offers with respect to such shares.

On October 29, 2015, the Arrangement Trustees filed an urgent request seeking a determination of presumed contempt against the decision ordering Dolphin and IFISA to follow the orders issued by the court on October 20, 2015, alleging that Dolphin and IFISA’s letter published by IDBD on October 27, 2015, reporting the number of shares purchased from IDBD’s minority shareholders under transactions made in the capital markets, was contrary to the court’s decision and that therefore, Dolphin and IFISA were acting in contempt of court. The Arrangement Trustees also argued that since Dolphin and IFISA were deliberately ignoring the court’s decision, and considering the damage that was being caused to the public each day, including the Arrangement’s creditors, the court should impose a penalty for a material amount to be defined by the court for each day on which Dolphin and IFISA ignored the court’s decision.

On October 29, 2015, Dolphin and IFISA filed an appeal with the Supreme Court against the court’s decision dated October 20, 2015, and also requested that the appeal hearing be held urgently. The appeal hearing is scheduled to take place on December 16, 2015.

On November 2, Dolphin and IFISA filed their response to this request, asking the court to dismiss the request based on the fact that Contempt of Court Orders do not apply to declaratory opinions and because Dolphin and IFISA did not violate any order from the court. On November 4, 2015, the Arrangement Trustees filed a replication against Dolphin and IFISA, and on November 5, the court denied the request for declaring Dolphin and IFISA in contempt. However, the court held that Dolphin and IFISA’s interpretation of the exception to the decision dated October 20, 2015 contained in Dolphin and IFISA’s letter was contrary to the scope of the exception.

Also on November 5, the Arrangement Trustees sent a letter to Dolphin and IFISA demanding that after the court’s decision of that same day, they should amend the letter and should report to the Israel Securities Authority and IDBD that the Tender Offers would be addressed to the minority shareholders of IDBD, and that neither Dolphin, nor IFISA or any company controlled by Eduardo Sergio Elsztain would be offerors under the Tender Offers, and that any shares transferred by them to third parties would not be eligible for participating in the Tender Offers as offerors either. In addition, on that same day, the Arrangement Trustees sent a letter to IDBD demanding it to amend Dolphin and IFISA’s letter under the same terms described above.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

The Company is analyzing the impact of the court’s decision dated October 20, 2015 on the financial statements and its defense strategy, as well as the impact of the termination of the BMBY process with IFISA as purchaser of Extra’s shares.

As of November 9, 2015, 33,825,397 shares of IDBD held by Dolphin are blocked under the TASE’s regulations (lock-up provisions) until and including November 11, 2015, when these lock-up provisions expire.

Change in Valuation Method of the Investment in IDB Development Corp.

As described in Note 3 to the annual consolidated financial statements as of June 30, 2015 and for the fiscal year then ended, the Group has valued its investment in IDBD at fair value, applying the exception contemplated under IAS 28 (see Note 2 for further details). The investment in IDBD consists of 324 million common shares representing 49% of IDBD’s stock capital and 248 million warrants to purchase common shares.

Until June 30, 2015, the Group estimated that the quoted price of IDBD’s shares in the Tel Aviv Stock Exchange represented the fair value of its investment and therefore, it valued its investment based on such price, classifying this measurement as Level 1.

As mentioned in Note 9 to the consolidated financial statements, as part of the Arrangement, Dolphin promised to make one or more Tender Offers for the purchase of IDBD’s outstanding shares at a fixed price for a total amount of NIS 512.09 million.

On October 20, 2015, a first instance judge of the Tel Aviv-Jaffo Court allowed a request filed by the trustees representing the Creditors under the Arrangement and ruled that the shares held by Dolphin or any company controlled by Eduardo S. Elsztain could not participate in the Tender Offers scheduled for December 2015 and December 2016. Dolphin decided to appeal against the ruling before the Supreme Court of Justice of Israel.

Although IDBD’s capital is composed of a single class of common shares entitled to the same rights, from the above mentioned ruling it could be inferred that two classes of shares with different rights are created in the facts: one class that would be eligible for participating in the Tender Offers and another class belonging to any company controlled by Eduardo S. Elsztain that would not be eligible to such end. This would imply that the share’s quoted price (which contains a value embedded component due to the commitment to future Tender Offers) would not be representative as such for purposes of valuing the equity interest held by Dolphin.

It is the Company’s policy to recognize transfers to and from different levels in the fair value hierarchy under IFRS 13 as of the date of the event or change in the circumstances that lead to such transfer. Based on the circumstances described above, the Company considers that it should depart from the quotation (Level 1 valuation) and should use a valuation model with unobservable inputs (Level 3 valuation) to estimate the fair value of its investment in IDBD.

To such end, the Company developed an internal valuation model based on a Black-Scholes model that determines the Tender Offer component value embedded in the share’s quoted price and subtracts it in order to determine a fair value for the investment. In addition, the model weighs the occurrence probabilities for different scenarios. The valuation of its investment in IDBD has been considered to be Level 3 because it uses significant unobservable inputs, including, without limitation, probability, interest rate and volatility for purposes of determining the fair value.

Based on the opinion of its legal counsel, Dolphin considers that it has chances of reversing the first instance ruling at the Supreme Court of Justice. Dolphin has assigned equal probabilities to either succeeding in or losing the appeal. In the event that Dolphin is not successful in its appeal, the Company considers that the Supreme Court ruling could open an array of possibilities regarding the number of shares that could participate in the Tender Offers.

In this way, the valuation model used to determine the investment’s fair value considers the following scenarios:

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

Scenario 1:

The Company has a 50% chance of succeeding in its appeal against the ruling before the Supreme Court of Justice and, therefore, all the shares held by Dolphin and any other company controlled by Eduardo S. Elsztain may participate in the Tender Offers. This situation implies a status quo with respect to the valuation method as of June 30, 2015 and therefore, the quoted value of IDBD’s shares would only be affected for purposes of valuing the Company’s investment to the extent of the difference in quotation between June 30, 2015 and September 30, 2015.

Scenario 2:

The Company has a 50% chance of not succeeding in its appeal against the ruling before the Supreme Court of Justice. This scenario opens up into different sub-scenarios depending on the number of shares held by Dolphin or other companies controlled by Eduardo S. Elsztain that could participate in the Tender Offers. The ruling could prohibit all the shares held by Dolphin or any other company controlled by Eduardo S. Elsztain to participate or could determine different numbers of shares eligible for participating in the Tender Offers. Therefore, the Company has assigned different occurrence probabilities to the sub-scenarios within Scenario 2 based on the number of IDBD shares held by it that could participate in the Tender Offers.

The significant inputs used in measuring the fair value of the investment in IDBD are the following:

Rate in ILS	8.09%
IDBD Spot Price	ILS 2.16
USD ILS exchange rate	3.92
USD ARS exchange rate	9.42
Stock volatility	70.6%
Risk-free rate in ILS as of 12/31/2015	0.02%
Risk-free rate in en ILS as of 12/31/2016	0.10%

The probability scenarios in sub-scenario 2 are sensitive to the number of shares that may participate in the Tender Offers and therefore, they influence on the determination of the share’s fair value.

The following table shows the changes in fair value measurements classified as Level 3:

Investment in associates IDBD
Balances as of June 30, 2015	-
Transfers to Level 3	1,529
Translation difference	46
Total loss recognized for the period	(558)
Balances as of September 30, 2015	1,017

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

The warrants for the purchase of common shares in IDBD have been valued at their quoted price for considering it to be representative of their fair value.

VII. Financial Transactions and Other

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.99% interest as of September 30, 2015 (excluding portfolio shares). The investment in Banco Hipotecario generated results for ARS 68.6 million during the first quarter of 2016, 58.5% higher than in the same quarter of 2015. For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by segment

3M 16	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	377.9	43.7	350.0	(6.9)	(33.5)	(0.6)	730.6
Depreciation and Amortization	41.7	10.0	-	4.1	0.1	-	55.9
EBITDA	419.6	53.7	350.0	(2.7)	(33.4)	(0.6)	786.6
3M 15	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Transactions and Other	Total
Operating income / (loss)	273.8	54.2	306.2	(0.2)	2.8	8.4	645.2
Depreciation and Amortization	31.1	8.7	-	3.7	0.1	-	43.6
EBITDA	304.9	62.8	306.2	3.5	2.9	8.4	688.7

EBITDA Var	37.6%	(14.5)%	14.3%	(177.1)%	(1,251.7)%	(107.1)%	14.2%

IX. Reconciliation with Consolidated Income Statement (ARS million)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Total Segment	Joint Ventures *	Common Maintenance Expenses and Common Advertising Fund	Intersegment eliminations	Income Statement
Revenues from sales, leases and services	721.3	(7.2)	-	(0.5)	713.6
Revenues from common maintenance expenses and common advertising fund	-	-	255.2	(0.2)	255.0
Costs	(179.7)	3.7	(259.1)	-	(435.1)
Gross Profit /(Loss)	541.6	(3.5)	(3.9)	(0.7)	533.5
Income from sale of investment properties	389.8	-	-	-	389.8
General and administrative expenses	(132.4)	0.3	-	1.0	(131.1)
Selling expenses	(55.4)	0.4	-	0.1	(54.9)
Other operating income, net	(12.9)	0.2	-	(0.3)	(13.0)
Operating income	730.7	(2.6)	(3.9)	0.1	724.3
Income / (loss) from interests in associates and joint ventures	(493.2)	1.8	-	-	(491.4)
Income before financial income / (loss) and income tax	237.5	(0.8)	(3.9)	0.1	232.9

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (Predio San Martín).

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

X. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of September 30, 2015:

Type of Debt	Currency	Amount (USD MM)[1]	Interest Rate	Maturity
Short term debt (2)	ARS	72.2	Variable	< 30 d
Short term bank loan	ARS	10.6	23.00%	Dec-15
IRSA’s Series I Tranche I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Series II Tranche II Notes(3)	USD	150.0	11.50%	Jul-20
IRSA’s Series III Tranche VI Notes	ARS	1.1	Badlar + 450 bps	Feb-17
Loan agreements (5)	USD	4.2	Variable	Jun-16
Other loans	ARS	0.6	15.25%	Dec-16
Nuevas Fronteras Mortgage 5600 Loan	ARS	0.7	Variable	Dec-17
IRSA’s total debt(5)		385.2
Series I notes(4)	USD	120.0	7.88%	May-17
IRSA CP’s Series I Notes	ARS	43.2	26.5% / Badlar + 400 bps	Mar-17
Short term debt (2)	ARS	21.5	Variable	-
Short term bank loan	ARS	15.4	23.00%	Sept-16
Syndicated loan - Arcos	ARS	1.4	15.01%	Nov-15
Syndicated loan - Neuquén	ARS	3.9	15.25%	Jun-16
Com. 5319 loan	ARS	0.3	15.01%	Dec-15
Other loans	ARS	2.4	-	-
Asset purchase debt (5)	USD	246.4	8.50%	Jul-20
IRSA CP’s Total Debt(5)	USD	208.1
Total Consolidated Debt		597.5
Consolidated cash		74.1
Debt repurchase		16.2
Net Consolidated Debt		503.0

(1) Principal face value in USD at an exchange rate of 9.422 ARS = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.

(2) Includes bank overdrafts and repo transaction.

(3) As of September 30, 2015, IRSA CP holds bonds for a principal amount of USD 5.6 million, ERSA holds bonds for a principal amount of USD 1.4 million and RITELCO holds bonds for a principal amount of USD 3.5 million.

(4) As of September 30, 2015, IRSA CP holds bonds for a principal amount of USD 1.6 million, IRSA holds bonds for a principal amount of USD 4.0 million and ERSA holds bonds for a principal amount of USD 0.1 million.

(5) Excludes: account receivable from IRSA CP pursuant to the transfer of assets for USD 246.4 million made on December 23, 2014 and the loan for USD 4.2 million between IRSA and IRSA CP as it is a related party.

XI. Subsequent Events

October 2015 – Loan granted to Inversiones Financieras del Sur S.A.

On October 9, 2015, the Company granted a loan for USD 40 million to Inversiones Financieras del Sur S.A. (“IFISA”), a company indirectly controlled by Eduardo Sergio Elsztain. The term of the loan is one year as from the date of disbursement and it will accrue interest at a rate of 3% + Libor 1M to be determined on a monthly basis.

October 2015 – General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2015, the Company’s annual shareholders’ meeting for the fiscal year ended June 30, 2015, was held. The following resolutions were adopted, inter alia:

-          Appointment of new Supervisory Committee and Board of Directors’ members.

-          Approval of compensation payable to the Board of Directors.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

-          Approval of delegation on the Board of Directors of the powers to determine the terms and conditions of the Global Program for the Issuance of simple, non-convertible, secured or unsecured or secured Notes for up to USD 300,000,000 currently outstanding.

Furthermore, the shareholders resolved to adjourn the meeting until November 26, 2015 in order to deal with the treatment and allocation of net income for the fiscal year ended June 30, 2015 and the consideration of payment of a cash dividend for up to ARS 72 million.

November 2015 – Sale of offices / parking spaces in Maipú 1300 Building

The Company sold an unrelated portion of 864 square meters consisting of two office floors and 4 parking units in Maipú 1300 Building, located in the area of Retiro, City of Buenos Aires. The sale price was USD 3.0 million and the transaction resulted in a profit before taxes of approximately ARS 25.9 million. The Company retains an area of 2,134 square meters in the building.

XII. Comparative Summary Consolidated Balance Sheet Data

	09.30.15	09.30.14	09.30.13
Current assets	2,694,316	2,253,462	1,301,673
Non-current assets	7,955,390	7,349,645	7,096,268
Total	10,649,706	9,603,107	8,397,941
Current liabilities	2,693,721	2,060,732	1,351,138
Non-current liabilities	5,374,655	4,799,458	3,853,168
Sub-total	8,068,376	6,860,190	5,204,306
Minority interest	351,828	679,791	396,256
Shareholders’ Equity	2,229,502	2,063,126	2,797,379
Total	10,649,706	9,603,107	8,397,941

XIII. Comparative Summary Consolidated Income Statement Data

	09.30.15	09.30.14	09.30.13
Operating income	724,024	640,068	229,051
Income from interest in associates and joint ventures	(491,412)	(111,650)	38,991
Income before financial income / (loss) and income tax	232,612	528,418	268,042
Financial income	46,399	23,825	46,534
Financial expenses	(334,312)	(327,126)	(293,930)
Other financial income	(148,397)	87,013	27,570
Financial income / (loss), net	(436,310)	(216,288)	(219,826)
(Loss) / Income before income tax	(203,698)	312,130	48,216
Income tax	(112,269)	(176,331)	(12,948)
Net (loss) / income	(315,967)	135,799	35,268
Attributable to:
Controlling company’s shareholders	(275,692)	3,258	32,382
Non-controlling interest	(40,275)	132,541	2,886

XIV. Comparative Summary Consolidated Cash Flow Data

	09.30.15	09.30.14	09.30.13
Net cash provided by operating activities	374,142	252,094	203,441
Net cash (used in) / provided by investment activities	(282,278)	1,068,630	(493,797)
Net cash used in financing activities	214,131	(711,352)	(246,189)
Net increase / (decrease) in cash and cash equivalents	305,995	609,372	(536,545)
Cash and cash equivalents at the beginning of the fiscal year	375,180	609,907	796,902
Gain from exchange rate differences of cash and cash equivalents	17,041	26,217	20,831
Cash and cash equivalents at the end of the period	698,216	1,245,496	281,188

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

XV. Comparative Ratios

	09.30.2015		09.30.2014		09.30.2013
Liquidity
CURRENT ASSETS	2,694,316	1.00	2,253,462	1.09	1,301,673	0.96
CURRENT LIABILITIES	2,693,721		2,060,732		1,351,138
Indebtedness
TOTAL LIABILITIES	8,068,376	3.13	6,860,190	2.50	5,204,306	1.63
SHAREHOLDERS’ EQUITY	2,581,330		2,742,917		3,193,635
Solvency
SHAREHOLDERS’ EQUITY	2,581,330	0.32	2,742,917	0.40	3,193,635	0.61
TOTAL LIABILITIES	8,068,376		6,860,190		5,204,635
Restricted Assets
NON-CURRENT ASSETS	7,955,390	0.75	7,349,645	0.77	7,096,268	0.85
TOTAL ASSETS	10,649,706		9,603,107		8,397,941

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2015

XVI. Brief comment on prospects for the next period

Our real estate businesses in Argentina and abroad have posted very good results in the first quarter of this new fiscal year. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in 2016.

Our subsidiary IRSA Propiedades Comerciales S.A. keeps recording sound growth in both its shopping centers and premium offices segments. The most recent shopping center developments, “Distrito Arcos” and “Alto Comahue” opened during the last fiscal year, are reflecting very good results, with sales growing at rates higher than the portfolio average and operating at full occupancy.

We will also continue working during the year with a view to optimizing the performance of our current properties through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers and tenants alike. In our shopping centers we will continue to encourage marketing actions, events, and promotions seeking to attract consumers, through the joint efforts of the Company, stores and credit card issuer banks, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

We are optimistic regarding the opportunities that may arise in Argentina toward the second half of the year after the new administration takes office. We have a large reserve of lands intended for future shopping center and office developments in an industry scenario with high growth potential, as penetration levels in terms of sales and surface area per inhabitant are lower than in other countries of the region.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our only building in New York after the sale of Madison: the Lipstick Building. Our investment in “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR) has shown very good results in the last months derived from its sales of hotels, whilst it has managed to seize good opportunities for purchasing higher class hotels. We trust in the new senior management and hope to reap the benefits of this investment in the future. As concerns our recent investment in the Israeli company IDBD, we will continue working in 2016 with a view to optimizing returns from its various business lines and capital structure. We trust in the value of this investment, which we expect will deliver very good results in the medium term.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and diversifying our operations by adding businesses abroad with attractive value-creation opportunities.

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  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Responsible for the Relationship with the Markets
Dated: November 23, 2015